



2020

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

February 4, 2020 at 5:30 p.m.

Rockwell Automation, Inc.
1201 South Second Street
Milwaukee, Wisconsin 53204, USA

MESSAGE FROM OUR CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER



BLAKE D. MORET
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

December 11, 2019

"....FISCAL 2019 WAS A YEAR OF PROGRESS FOR ROCKWELL AUTOMATION, WITH STRONG OPERATING PERFORMANCE AND STRATEGIC INVESTMENTS SETTING THE STAGE FOR OUR CONTINUED SUCCESS."

Dear Fellow Shareowners:

Against the backdrop of a challenging macroeconomic environment, fiscal 2019 was a year of progress for Rockwell Automation, with strong operating performance and strategic investments setting the stage for our continued success.

With an unwavering focus on helping customers meet their productivity and sustainability goals, we continue to make significant investments to further enhance our core industrial automation product portfolio and to increase our competitive differentiation. These investments enabled solid progress in 2019 toward our long-term growth initiatives, resulting in market share gains in our core platforms, faster growth in process industries like Oil & Gas and Mining, and growth outside the United States in Europe and Asia.

In addition, our growth is increasingly supported by strong performance from our Information Solutions and Connected Services, which comprise many of our new software and services offerings that enable customers to further improve their plant floor operations. In fiscal 2019, Information Solutions and Connected Services, or IS/CS for short, continued to grow double digits. Together, these initiatives allowed Rockwell to grow reported and organic sales* by 0.4 percent and 2.8 percent, respectively, in an environment that was difficult for many of our manufacturing customers.

We also achieved a number of significant milestones and accomplishments this year that will benefit us for years to come. Our alliance with PTC, which capped off its first year, enabled strategic wins across a broad range of vertical markets around the world, and helped fuel our strong growth in Information Solutions and Connected Services. Importantly, many of these wins were on top of competitive control platforms. Sensia, our joint venture with Schlumberger, officially opened for business in October. As the first fully integrated digital oilfield automation solutions provider, it is well-positioned to be the most innovative provider of process automation, measurement, and Internet of Things (IoT) solutions for the oil and gas industry.

Rockwell continues to focus its efforts on solutions that drive competitive differentiation as well as high margins, and our profitability performance in fiscal 2019 is further evidence of that focus. From a profitability perspective, Rockwell was once again able to expand segment operating margin and grow Diluted EPS and Adjusted EPS* by 38 percent and 7 percent, respectively. At the same time, Rockwell successfully neutralized the impact of tariffs and delivered another year of 100% free cash flow performance.*

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*   *Organic sales, Adjusted EPS and free cash flow conversion are non-GAAP measures. See page 70 for a reconciliation of reported sales to organic sales, diluted EPS to Adjusted EPS and cash provided by operating activities to free cash flow, and more information on these non-GAAP measures, including a discussion of how we calculate these non-GAAP measures and why we believe these non-GAAP measures are useful to investors.*

Our capital allocation continues to balance strategic inorganic investment with consistent capital returned to shareowners. In addition to helping customers drive productivity, we continue to look for ways to streamline our own processes and drive internal simplification and productivity, enabling us to increase investments that fund profitable growth. Our strong balance sheet and free cash flow generation give us tremendous flexibility to continue on this path. Over the last five fiscal years we have returned $6 billion of cash to shareowners through dividends and share repurchases, and we expect fiscal 2020 to be another year of shareowner returns that include dividends and share repurchases.

Our acquisition pipeline remains robust. Our key areas of focus for inorganic investments remain the same: Information Solutions and Connected Services, process expertise, and market access in EMEA and Asia. While the size, amount and timing of deals can never be predicted with certainty, we continue to target a point or more of annual growth from acquisitions.

As always, our knowledgeable and highly engaged employees make the difference. We have added new talent at all levels of our organization who are contributing to the innovative products and solutions we are delivering to customers. Our employees are embracing change and demonstrating our company's values every day, contributing to our success and the success of our customers.

Our relentless focus on customers drives us to find new ways to increase their productivity by playing a larger role in their digital transformation journey. We believe nobody is better positioned to bring Information Technology (IT) and Operational (plant floor) Technology (OT) together, to add a whole new level of productivity and sustainability for industrial companies and their people.

As a pure play, our entire focus is on helping industrial companies and their people be more productive and sustainable. We have no competing priorities and our laser focus allows us to grow revenue and efficiently deploy our resources to deliver high margins, increased earnings, and strong free cash flow. I thank you for your support and look forward to sharing our bright future with you for years to come.

BLAKE D. MORET
Chairman, President and Chief Executive Officer

NOTICE OF 2020 ANNUAL MEETING OF SHAREOWNERS

MEETING INFORMATION

TUESDAY, FEBRUARY 4, 2020

5:30 p.m. CST

Rockwell Automation Global Headquarters
1201 South Second Street
Milwaukee, WI 53204

TO THE SHAREOWNERS OF ROCKWELL AUTOMATION, INC.

You are cordially invited to attend our 2020 Annual Meeting of Shareowners on Tuesday, February 4, 2020, at 5:30 p.m. (Central Standard Time). The meeting will be held at our Global Headquarters, 1201 South Second Street, Milwaukee, Wisconsin, USA for the following purposes:

Item 1 – to elect as directors the four nominees named in the accompanying proxy statement;

Item 2 – to approve on an advisory basis the compensation of our named executive officers;

Item 3 – to approve the selection by the Audit Committee of our Board of Directors of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2020;

Item 4 – to vote on a proposal to approve the Rockwell Automation, Inc. 2020 Long-Term Incentives Plan;

and to transact such other business as may properly come before the meeting.

RECORD DATE

December 9, 2019

WHO MAY VOTE

You may vote if you were a shareowner of record at the close of business on the December 9, 2019 record date.

IMPORTANT MEETING INFORMATION

You will find information about the business to be conducted at the meeting in the attached proxy statement. At the meeting, you will have a chance to ask questions of general interest to shareowners. You can read about our performance in the accompanying 2019 Annual Report on Form 10-K. In addition, we make available on our Investor Relations website at *https://ir.rockwellautomation.com/investors* a variety of information for investors.

Your vote is important to us. Whether or not you plan to attend the meeting, it is important that your shares are represented and voted. We encourage you to vote before the meeting by returning your proxy card or voting via the internet or by telephone. If you decide to attend the meeting, you will still be able to vote in person, even if you previously submitted your proxy. If you plan to attend the meeting, please follow the advance registration instructions on the outside back cover page of the proxy statement to obtain an admission card.

DISTRIBUTION

We are furnishing our proxy materials to our shareowners over the internet using "Notice and Access" delivery. We use this method because it reduces the environmental impact of our annual meeting and our print and distribution costs.

By order of the Board of Directors,

Rebecca W House

REBECCA W. HOUSE
Secretary
December 11, 2019

HOW TO CAST YOUR VOTE:
You can vote by any of the following methods:



INTERNET
(www.proxyvote.com) until
February 3, 2020



BY TELEPHONE
(1-800-690-6903) until
February 3, 2020



BY MAIL
Complete, sign and return your proxy
by mail by January 30, 2020



IN PERSON
In person at the Annual Meeting. If you are a shareowner of record, your admission card will serve as proof of ownership. If you hold your shares through a broker, nominee or other intermediary, you must bring proof of ownership to the meeting.

Note: The Board of Directors solicits votes by the execution and prompt return of the accompanying proxy in the enclosed return envelope or by use of the Company's telephone or internet voting procedures.

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider and you should read the entire proxy statement carefully before voting. Page references are supplied to help you find further information in this proxy statement.

VOTING MATTERS

We are asking you to vote on the following proposals at the Annual Meeting:

ITEM 1. ELECTION OF DIRECTORS PAGE 21

 **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION AS DIRECTORS OF THE FOUR NOMINEES.**

BOARD NOMINEES

The following table provides summary information about each director nominee.

Name	Age	Director Tenure	Independent	Committee Memberships
Steven R. Kalmanson Retired Executive Vice President, Kimberly Clark Corporation (consumer package goods)	67	8	✓	Board Composition & Corporate Governance Compensation
James P. Keane President and Chief Executive Officer, Steelcase Inc. (office furniture)	60	8	✓	Audit Compensation
Pam Murphy Chief Operating Officer, Infor, Inc. (business cloud software products provider)	46	<1	✓	Audit Technology
Donald R. Parfet Managing Director, Apjohn Group, LLC (business development) General Partner, Apjohn Ventures Fund (venture capital fund)	67	11	✓	None Lead Independent Director

Directors are elected by a plurality of votes cast, subject to our director resignation policy. If a director is elected by a plurality of votes cast but fails to receive a majority of votes cast, the director must tender his or her resignation to the Board for its consideration. See the subsection entitled "Election of Directors" on page 76 for more information about our director resignation policy.

BOARD AND GOVERNANCE HIGHLIGHTS

- All directors and nominees are independent except our Chairman
- Our Lead Independent Director's responsibilities are outlined in a Lead Independent Director Charter
- Balanced director tenure with three directors having more than six years of service and four with less than four years of service
- Balanced director ages with five directors under age 60
- Diverse Board, with three female directors and one African-American director

- Highly engaged Board with all directors having attended 88% or more of the total number of meetings of the Board and Committees on which they serve
- Annual Board, committee, individual director, and Lead Independent Director evaluations and assessment of Board leadership structure
- By-laws provide for proxy access by shareowners

- Code of Conduct for all employees and directors, with Board oversight of Code of Conduct matters relating to senior officers and directors
- Stock ownership requirements for officers and directors
- Anti-hedging and anti-pledging policies for officers and directors

- Ethics training annually for all employees and bi-annually for directors
- Long-standing commitment to corporate responsibility and sustainability
- Active shareowner engagement

SUMMARY OF QUALIFICATIONS OF DIRECTORS

The following chart highlights Board composition and certain key attributes of our director nominees and continuing directors on the Board. Additional information about each director's experience and qualifications is set forth in their profiles.



	STEVEN R. KALMANSON	JAMES P. KEANE	DONALD R. PARFET	PAM MURPHY	J. PHILLIP HOLLOMAN	LAWRENCE D. KINGSLEY	LISA A. PAYNE	BLAKE D. MORET	THOMAS W. ROSAMILIA	PATRICIA A. WATSON
Committee Membership										
Audit		👤		✓					✓	✓
Compensation	✓	✓			✓		👤			
Board Composition and Corporate Governance	👤				✓	✓	✓			
Technology				✓		👤			✓	✓
Other Information										
Age	67	60	67	46	64	56	61	57	58	53
Tenure	8	8	11	<1	6	6	4	3	3	2
Independent	✓	✓	✓	✓	✓	✓	✓		✓	✓
Diverse Gender or Ethnicity				✓	✓		✓			✓
Other Public Company Boards	0	1	2	0	0	2	2	1	0	1
Term Expiring	Nominee	Nominee	Nominee	Nominee	2021	2021	2021	2022	2022	2022

👤 Chair

DIRECTOR HIGHLIGHTS

AGE



MEDIAN **59**   AVERAGE AGE **59**

TENURE



AVERAGE TENURE **5.1**

DIVERSITY



40% DIVERSE

3 Women
1 Men of Color
6 White Men

DIRECTOR EXPERIENCE



CEO/Executive Leadership — 10
Global Business — 7
Financial/Accounting — 10



Industry/Operational/Manufacturing — 8
Technology & Innovation — 7



Sales & Marketing — 6
Risk and Governance — 10

ATTENDANCE RATE PER DIRECTOR



1 88%
1 94%
8 100%

EXECUTIVE COMPENSATION PAGE 29

Our executive compensation program is designed to attract and retain executive talent and emphasize pay for performance. Our compensation program includes base salary, annual incentive compensation, long-term incentives, defined benefit and defined contribution retirement plans, and a very limited perquisite package. Our compensation program includes the following key principles:

■ Compensation decisions are based on a number of factors, including market compensation rates, Company performance against pre-established goals and the relative share performance of the Company compared to the broader stock market, as well as the experience and contributions of individual executives.

■ A significant portion of an executive's compensation is directly linked to our performance and the creation of shareowner value.

■ Long-term incentives reward management for creating shareowner value and align the financial interests of executives and shareowners.

■ Incentive compensation payouts may vary significantly from year to year based on performance compared to goals.

We seek sustained growth and performance through various activities that depend on our executives for their planning and execution. We believe it is important to align the compensation of our leadership with this growth and performance strategy through pay for performance. We believe our shareowners support this philosophy based on the 93% average rate of shareowner approval of our executive compensation program since the inception of shareowner advisory voting on executive compensation in 2011.

ITEM 2. ADVISORY VOTE ON EXECUTIVE COMPENSATION PAGE 54

We ask our shareowners to approve on an advisory basis the compensation of our named executive officers. We believe our compensation program and practices are appropriate and effective in implementing our compensation philosophy, support achievement of our goals with appropriate levels of risk, and are aligned with shareowner interests. Our executive compensation program includes:

■ a mix of long-term incentives, including stock options, performance shares and restricted stock, to motivate long-term performance and reward executives for absolute gains in share price and relative performance based on total shareowner return compared to the S&P 500 Index;

■ very limited perquisites;

■ stock ownership requirements for officers;

■ annual incentive compensation payouts tied directly to performance and capped at 200% of target, limiting excessive awards for short-term performance;

■ multiple-year vesting of long-term incentive awards;

■ clawback agreements and a recoupment policy; and

■ absence of employment contracts with our named executive officers.

 **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" OUR EXECUTIVE COMPENSATION PROGRAM.**

ITEM 3. APPROVAL OF AUDITORS PAGE 57

We ask our shareowners to approve the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending September 30, 2020. Below is summary information about fees paid to Deloitte & Touche LLP for services provided in fiscal 2019 and 2018 (in millions):

Year Ended September 30	2019	2018
Audit Fees	$ 5.67	$ 5.68
Audit-Related Fees	0.19	0.11
Tax Fees	0.03	0.01
All Other Fees	0.01	0.01
TOTAL	**$ 5.90**	**$ 5.81**

 **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE SELECTION OF DELOITTE & TOUCHE LLP.**

ITEM 4. APPROVAL OF OUR 2020 LONG-TERM INCENTIVES PLAN
PAGE 60

We ask our shareowners to approve our 2020 Long-Term Incentives Plan, which was approved by our Board on October 30, 2019, subject to approval of our shareowners. The complete text of the 2020 Plan is set forth in Appendix A to this proxy statement. Our principal reason for adopting the plan is to make additional shares of common stock available for equity incentive awards for employees and directors. We believe it is important for our employees and directors to have equity incentives directly linked to Company performance and the creation of shareowner value and for the interests of our employees and directors to be aligned with those of our shareowners.

 **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" OUR 2020 LONG-TERM INCENTIVES PLAN.**

PROXY STATEMENT

2020 ANNUAL MEETING

The 2020 Annual Meeting of Shareowners of Rockwell Automation, Inc. (the Annual Meeting) will be held at 5:30 p.m. (Central Standard Time) on February 4, 2020, for the purposes set forth in the accompanying Notice of 2020 Annual Meeting of Shareowners. This proxy statement and the accompanying proxy are furnished in connection with the solicitation by our Board of Directors (our Board) of proxies to be used at the Annual Meeting and at any adjournment of the Annual Meeting. We will refer to the company in this proxy statement as "we," "us," "our," the "Company" or "Rockwell Automation."

> **THIS PROXY STATEMENT AND FORM OF PROXY ARE BEING DISTRIBUTED OR MADE AVAILABLE TO SHAREOWNERS BEGINNING ON OR ABOUT DECEMBER 19, 2019.**

ROCKWELL AUTOMATION

We are a global leader in industrial automation and digital transformation. We connect the imaginations of people with the potential of technology to expand what is humanly possible, making the world more productive and more sustainable. Our hardware and software products, solutions and services are designed to meet our customers' needs to reduce total cost of ownership, maximize asset utilization, improve time to market and reduce enterprise business risk.

The Company continues the business founded as the Allen-Bradley Company in 1903. The privately-owned Allen-Bradley was a leading North American manufacturer of industrial automation equipment when the former Rockwell International Corporation (RIC) purchased it in 1985. We were incorporated in Delaware in connection with a tax-free reorganization completed on December 6, 1996, pursuant to which we divested our former aerospace and defense business (the A&D Business) to The Boeing Company. In the reorganization, RIC contributed all of its businesses, other than the A&D Business, to us and distributed all of our capital stock to RIC's shareowners. Boeing then acquired RIC.

Our principal executive office is located at 1201 South Second Street, Milwaukee, Wisconsin 53204, USA. Our telephone number is +1 (414) 382-2000, and our website is located at *https://www.rockwellautomation.com*. Our common stock trades on the New York Stock Exchange (NYSE) under the symbol ROK.

CORPORATE GOVERNANCE

LEAD INDEPENDENT DIRECTOR LETTER



DONALD R. PARFET
LEAD INDEPENDENT DIRECTOR

Dear Fellow Shareowners:

On behalf of our Board of Directors, I want to thank you for your investment in the Company. I am honored to serve as the Lead Independent Director, working with a Board that takes very seriously its role in representing you as shareowners. It is my pleasure to share with you the work conducted by the Board this past year that reflects our commitment to good governance practices that facilitate our focus on building long-term shareowner value.

Board Oversight

The Board works closely with the senior leadership team to oversee the Company's strategy and operations. The successful execution of the Company's strategy and the creation of long-term value for shareowners is tied to the Board's proactive, independent, and constructive engagement with management. This year the Board regularly discussed the Company's strategic initiatives, business development opportunities, enterprise risk management program, compensation and talent management, and environmental, social, and governance initiatives. These are discussed in more detail in this Proxy Statement.

Our discussions included thoughtful deliberation on specific business development opportunities, most notably the creation of Sensia, an oil and gas joint venture with Schlumberger, which began serving customers in October 2019. The Board believes Sensia is aligned with and supports the Company's strategic initiatives.

"WE CONTINUE TO ASSESS BOARD COMPOSITION AND STRUCTURE TO BE SURE WE HAVE THE RIGHT EXPERTISE TO OVERSEE THE COMPANY'S STRATEGIC INITIATIVES…"

Board Refreshment

After the retirement of three directors last year, the size of the Board during most of the year was at nine members. We conducted a structured director search and recruitment process informed by our Board skills assessment work and selected a director best suited to strengthen Board oversight, effectiveness, and diversity. We welcomed our newest Board member, Pam Murphy, the Chief Operating Officer at Infor, Inc., in June 2019. Ms. Murphy's selection by the Board highlights the Board's focus on ensuring we have not only the right balance of skills and experiences in the boardroom, but also an appropriate mix of tenure and diversity. We continue to assess Board composition and structure to be sure we have the right expertise to oversee the Company's strategic initiatives, including expansion of our business globally and the evolution of our product and service portfolio.

Talent Management

In addition to succession planning for senior leadership positions, the Board takes an active role in the oversight of overall talent management. The Board has the opportunity to engage with high potential and emerging leaders who present on their areas of responsibility at Board meetings. We also have informal engagement opportunities with the management team and emerging leaders, some of which are designed to allow the Board to interact with and assess talent throughout the organization without the senior leadership team present. In addition, the Board receives regular updates on the Company's diversity efforts. Overseeing the Company's strategy and processes for hiring and retaining diverse talent is a function that the Board takes seriously.

We are grateful for the trust you have placed in us as Board members to oversee the great work being done by the Company. Thank you again for being a valued shareowner.

Sincerely,

DONALD R. PARFET
Lead Independent Director

GOVERNANCE

GOVERNANCE PRACTICES OVERVIEW

Good governance is a critical part of our corporate culture. The following provides an overview of certain of our governance practices and Board attributes:

BOARD OF DIRECTORS

- Size of Board – 10
- Plurality vote with director resignation policy for failure to receive a majority of votes cast in uncontested director elections
- Lead Independent Director
- All directors are expected to attend the Annual Meeting
- Generally directors do not stand for re-election after age 72

BOARD COMPOSITION

- Number of independent directors - 9
- Diverse Board with different backgrounds, experiences and expertise, as well as balanced mix of ages and tenure of service
- All Board members have experience with corporate governance matters
- Audit Committee has financial experts
- Three female directors and one African-American director

BOARD PROCESSES

- Independent directors meet without management present
- Annual Board and Committee self-assessments and individual director and Lead Independent Director evaluations
- Board orientation program
- Guidelines on Corporate Governance approved by Board
- Board plays active role in strategy and risk oversight
- Full Board regularly reviews succession planning for CEO and senior management

SHAREOWNER RIGHTS

- Confidential voting policy
- By-laws provide proxy access to shareowners

ALIGNMENT WITH SHAREOWNERS

- Annual equity grants align interests of directors and officers with those of shareowners
- Annual advisory approval of executive compensation by shareowners
- Stock ownership requirements for officers and directors
- Active shareowner engagement

COMPENSATION

- No employment agreements with officers
- Limited use of change of control agreements
- Executive compensation is tied to performance – 85% of CEO pay and 73% of other NEO pay is performance-based
- Anti-hedging and anti-pledging policies for directors and officers
- Recoupment policy and clawback agreements

INTEGRITY AND COMPLIANCE

- Code of Conduct for employees, officers and directors
- Board oversight of Code of Conduct matters relating to senior officers and directors
- Environmental, health and safety policies
- Annual training on ethical behavior is required for all employees and bi-annual training for directors
- Annual Corporate Responsibility Report
- Commitment to corporate responsibility and sustainability

OTHER

- Employees may vote their shares in Company-sponsored plans
- An independent inspector tabulates shareowner votes for the Annual Meeting
- Disclosure Committee ensures timely and accurate disclosures in SEC reports

BOARD'S ROLE AND RESPONSIBILITIES

OVERVIEW

The Board is responsible for proactively overseeing the business and affairs of the Company, including corporate governance, corporate responsibility, business strategy, business performance, capital management, executive compensation, human capital management, and the Company's management, including succession and development. The Board is focused on helping the Company achieve long-term value creation for its shareowners and other stakeholders and maintaining the Company's strong commitment to integrity and ethical conduct in all of the Company's relationships and business transactions.

BOARD'S ROLE IN RISK OVERSIGHT

The responsibility for managing risk rests with executive management. The Board has primary responsibility for oversight of management's program of enterprise risk management for the Company. The standing Committees of the Board address the risks related to their respective areas of oversight, and the Audit Committee is responsible for reviewing the overall guidelines and policies that govern our process for risk assessment and management.

Management periodically reports to the Board regarding the system that is used to assess, manage and monitor risks. Management also reports to the Board on the risks it has assessed to be the most significant, together with management's plans to mitigate those risks. We believe we have an effective risk management system that fosters a culture of appropriate risk taking. We have strong internal processes and a strong control environment to identify and manage risks. We also believe that our current leadership structure, with Mr. Moret serving as both Chairman and CEO, enhances the Board's effectiveness in overseeing risk. Mr. Moret has extensive knowledge of the Company's business and operations that helps the Board to identify and address key risks facing the Company. Executive officers are assigned responsibility for managing the risks deemed most significant. Our risk oversight is aligned with the Board's oversight of the Company's strategies and business plans. Thus, the Board ordinarily receives reports on the risks implicated by the Company's strategic decisions concurrent with the deliberations leading to those decisions. The full Board annually receives an update on the enterprise risk management program and from time to time will receive reports from management on enterprise risks that are not specifically assigned to a Committee.

Our risk management system seeks to ensure that the Board is informed of major risks facing the Company. The Audit Committee provides oversight regarding financial risks. The Audit Committee receives regular reports on management policies and practices relating to the Company's financial statements and the effectiveness of internal controls over financial reporting. The Audit Committee also receives regular reports from the Company's independent auditors and general auditor, as well as the General Counsel, the Chief Compliance Officer, and the Ombuds, regarding legal and compliance risks. The Compensation Committee

considers the risk implications of the incentives created by our compensation programs. The Technology Committee oversees risks related to technology, including information and product and service security. The Board Composition and Corporate Governance Committee oversees governance-related risks, including conflicts of interest, director independence, Board and Committee structure and performance, safety and environmental protection, and Code of Conduct matters including senior executives and directors, among other corporate responsibility matters.

The oversight of cybersecurity risk is the responsibility of multiple Committees and includes annual in-person reviews with the full Board. The Audit Committee reviews cybersecurity risks reported by the Company's internal audit team related to product and service security, secure development environments, and information security. The Technology Committee conducts an annual review of the cybersecurity risks associated with product and service security and secure development environments, including a detailed review of management action plans to address any audit findings relating to those risks. The full Board receives an annual update on cybersecurity strategy, interim status updates and detailed reviews of management's plans to address any audit findings and updates on any significant developments related to those findings or any information security incidents.

Our Annual Report on Form 10-K for the year ended September 30, 2019 contains an extensive description of the most significant enterprise risks that we face.

BOARD'S ROLE IN MANAGEMENT SUCCESSION PLANNING

Our Board considers succession planning and development to be a critical part of the Company's long-term strategy. The Board oversees CEO and senior management succession and development plans and receives regular reports on employee engagement and retention matters. In addition, the Board takes an active role in the oversight of overall talent management and has opportunities to engage with high potential and emerging leaders and interact with and assess talent throughout the organization. At least annually the full Board reviews senior management succession and development plans with our CEO. With regard to CEO succession planning, the Board regularly discusses potential CEO candidates and their development and preparedness.

BOARD'S ROLE IN ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) MATTERS

Corporate responsibility is an important priority for the Board and the Company. We have a strong commitment to being an ethical and responsible company acting with integrity and respect for each other and the environment, which starts with the tone set by the Board. The Board Composition and Corporate Governance Committee reviews and addresses our diversity and inclusion, environmental protection, sustainability, and charitable giving practices and regularly reports its findings and recommendations to the full Board.

Sustainability and safety have always been important attributes of our Company. We strive to operate with maximum efficiency across all areas of our business. We have long understood that making efforts to measure, manage, reduce, and report on greenhouse gas emissions is important to our business and to our shareowners and other stakeholders. Our focus has been on investing in programs and initiatives to maximize resource efficiency (energy, water, and waste) to reduce demand and emissions. We have also supplemented those efforts with renewable energy investments. We are committed to demonstrating the highest standards of health and safety for our employees and customers.

We also help our customers achieve their sustainability goals. Our business is to help other companies be more productive and efficient, in turn cutting their energy use and reducing their environmental impacts. Our products, solutions and services are designed to achieve reduced waste, increased energy efficiency, reduced emissions, regulatory and environmental compliance, and safety of personnel, equipment and processes.

We are committed to making a positive impact on the communities in which we live and work. We focus on supporting STEM (science, technology, engineering and math) programs, organizations and opportunities that increase diversity, talent engagement, and disaster relief in communities where our employees, customers, and business partners live and work.

We adhere to a Code of Conduct that applies to all employees and directors. The Code of Conduct is based on principles and laws that guide the decisions and actions of our employees. We are committed to developing a culture of diversity and inclusion where employees are engaged and can and want to do their best work.

SUSTAINABILITY HIGHLIGHTS

- 15 years of annually publishing a comprehensive corporate responsibility report.
- 12 years of annually reporting global greenhouse gas emissions.
- In 2010, we set a goal to cut greenhouse gas emissions intensity by 30%, from a 2008 baseline, by 2022. Through various resource efficiency initiatives, we met our target early, cutting greenhouse gas emissions intensity by 30% during the period of 2008 to 2018.

Normalized Emissions Trend



We supplement resource conservation efforts by investing in renewables. For example:

- In 2015, we invested in a ground-mounted solar array at our Mequon, Wisconsin facility.
- Our largest owned facility is our corporate headquarters in Milwaukee, which is LEED certified for existing buildings (2013). We heat and cool our Milwaukee facility using steam and efficient chiller technology.

We continue to analyze sustainability opportunities in our business operations and our reporting on those opportunities in our disclosures. As part of an ongoing materiality assessment, we are analyzing and will be setting new environmental goals, including possible goals for increasing our use of renewable energy, as well as evaluating other opportunities to minimize the environmental impact of our business operations.

For more information about our governance, sustainability, environmental and social initiatives and accomplishments, please see our Corporate Responsibility Report at www.rockwellautomation.com.

SHAREOWNER ENGAGEMENT

We believe that effective corporate governance should include regular engagement with our shareowners. We are committed to fostering strong relationships and an open dialogue with shareowners through our ongoing program of outreach to shareowners that is management-led and overseen by the Board. During the fall, we invite our largest shareowners (excluding brokerage accounts) to have a call to discuss our corporate governance practices and executive compensation program. We also solicit input on topics of importance to our shareowners. We conduct additional outreach with our largest shareowners during the proxy season, with post-meeting follow-up as appropriate. In the fall of

2019, we invited shareowners representing approximately 45% of our outstanding shares to calls and had calls with shareowners representing approximately 20% of our outstanding shares. We discussed governance practices and trends, including sustainability practices and board structure, and our executive compensation program, and received feedback on topics important to our shareowners.

Shareowner feedback from our outreach calls and any shareowner letters that we receive are presented to and discussed with our Board. Our Board values the views of shareowners and considers shareowner feedback in establishing and evaluating appropriate policies and practices. Acting in line with shareowner feedback and other input, in the past our Board proactively adopted a proxy access by-law and enhanced disclosure of director skills, Board processes, ESG matters, and the Audit Committee's review of auditor tenure and rotation in our proxy statement.

We believe that regular engagement with our shareowners helps to strengthen our relationships with shareowners, helps us to better understand shareowner views on our corporate governance practices, and provides us with insights into ESG and compensation topics and trends.

COMMUNICATIONS TO THE BOARD AND OMBUDS

Shareowners and other interested parties may send communications to the Board, an individual director, the Lead Independent Director, the non-management directors as a group, or a Board Committee at the following address:

Rockwell Automation, Inc.

c/o Corporate Secretary
1201 South Second Street
Milwaukee, Wisconsin 53204, USA
Attn: Board of Directors

The Secretary will receive and process all communications before forwarding them to the addressee. The Secretary will forward all communications unless the Secretary determines that a communication is a business solicitation or advertisement, or requests general information about us.

In accordance with procedures approved by the Audit Committee, concerns about accounting, internal controls or auditing matters should be reported to the Ombuds as outlined in our Code of Conduct, which is available on our website at *https://www.ir.rockwellautomation.com*, select "Integrity & Compliance" from the Corporate Governance dropdown menu, then "Rockwell Automation Code of Conduct." The Code of Conduct is also available in print to any shareowner upon request. The Ombuds is required to report promptly to the Audit Committee all reports of questionable accounting or auditing matters that the Ombuds receives. You may contact the Ombuds by addressing a letter to:

Ombuds
Rockwell Automation, Inc.

1201 South Second Street
Milwaukee, Wisconsin 53204, USA

You may also contact the Ombuds by telephone at
+1 (800) 552-3589 (US only) or +1 (414) 382-8484,
e-mail at *ombudsman@ra.rockwell.com*,
fax at +1 (414) 382-8485, or,
if you wish to remain anonymous, by going to:
https://rockwellautomationombudsman.alertline.com.

BOARD STRUCTURE

LEADERSHIP STRUCTURE

The Board takes a flexible approach to its leadership structure, allowing it to adapt its structure depending on current circumstances. The Board reviews its leadership structure at least annually and will vary that structure in order to ensure effective oversight and operations. The Board regularly evaluates whether to separate or combine the roles of Chairman and CEO, and the leadership structure depends on the current performance of the Company and the experience and knowledge of the CEO. Currently the Board has combined the roles of Chairman and CEO and Mr. Moret serves in both capacities. The Board believes that this structure enhances overall Board effectiveness and interaction with management, and provides the Company with strong, clear leadership and strategic vision.

The Board believes that a unified leadership structure continues to work well, and is the right model for us to successfully execute our strategy. In making this decision, the Board considers the Company's performance, operating and governance environment, investor feedback, and the Board's composition, functioning and effectiveness. The Board believes that Mr. Moret has the skills, experience and character to provide the Company with strong and effective leadership, including:

- long experience and deep knowledge of the Company, its customers and its business operations and strategy,
- deep industry knowledge and expertise, and
- proven leadership skills with the vision necessary to lead the Board and our Company.

The leadership structure of the Board and Company is further strengthened by:

- the leadership provided by our Lead Independent Director, with defined roles and responsibilities set forth in a Lead Independent Director Charter,
- refreshment/election of new directors,

- our process for evaluating Board and Committee structure, including rotation of directors on committees and committee chair positions,
- the independence of all members of the Audit, Board Composition and Corporate Governance, and Compensation Committees,
- our governance guidelines and practices,
- our processes for evaluating the Board and management, and focus on board succession planning,
- our effective shareowner engagement practices, and
- our strong commitment to integrity and compliance with the highest standards of legal and ethical conduct.

LEAD INDEPENDENT DIRECTOR

Our Guidelines on Corporate Governance require the appointment of a Lead Independent Director in the event the Chairman is a management director. The Board believes that this framework further strengthens the leadership of the Company. In February 2016, the Board elected Donald R. Parfet to serve as Lead Independent Director. Mr. Parfet is an experienced director having served as a senior executive of a pharmaceutical company and currently serving as a director of two other public companies, including one of which he serves as non-executive chairman.

The Board adopted a separate charter for the Lead Independent Director to formalize existing practices and strengthen the role. The duties and responsibilities of the Lead Independent Director include: work to ensure the Board functions with appropriate independence from management and other non-independent directors; preside at any meeting of the Board at which the Chairman is not present; preside at all executive sessions of the independent directors; act as a key liaison between the Chairman, the CEO, and the independent directors; call meetings of the independent directors, when necessary; communicate Board feedback to the Chairman and CEO after each Board meeting (except that the Chair of the Compensation Committee will lead the discussion of the performance of the CEO and communicate the Board's evaluation of that performance to the CEO); collaborate with the Chairman to develop Board meeting agendas; and perform such other duties as the Board may request from time to time. Currently, the Lead Independent Director does not serve on any Committees, but attends all Committee meetings.

The Board's independent oversight function is further enhanced by the fact that the directors have complete access to management, the Board and the Committees may retain their own advisors, and there is an annual evaluation by the independent Compensation Committee of our CEO's performance against predetermined goals.

The Board believes the current leadership structure is appropriate for the Company at this time, providing effective independent oversight of management and a highly independent, engaged, and functioning Board.

BOARD MEETINGS AND COMMITTEES

Our business is managed under the direction of the Board. The Board has established four standing committees: the Audit Committee, the Board Composition and Corporate Governance Committee, the Compensation Committee and the Technology Committee, whose principal functions are briefly described below. Each Committee has a written charter that sets forth the duties and responsibilities of the Committee. Current copies of the Committee charters are available on our website at https://ir.rockwellautomation.com/corporate-governance/governance-documents/default.aspx. The Committees review and assess the adequacy of their charters each year and recommend any proposed changes to the Board for approval. During fiscal 2019, the Audit Committee amended its charter to clarify its responsibility for oversight of compliance matters and the Compensation Committee amended its charter to clarify its authority to approve equity awards to employees directly and through delegation to the CEO. The Board Composition and Corporate Governance and Technology Committees did not make any changes to their charters in 2019.

In fiscal 2019, the Board held seven meetings and on three occasions acted by written consent in lieu of a meeting. Eight of the directors attended 100% of the meetings and two directors attended 88% or more of the meetings of the Board and the Committees on which they served. Under our Guidelines on Corporate Governance, directors are expected to attend the Annual Meeting of Shareowners. All directors attended the 2019 Annual Meeting of Shareowners.

COMMITTEES OF THE BOARD

Audit Committee	Members
ROLES AND RESPONSIBILITIES: ■ Assist the Board in overseeing and monitoring the integrity of our financial reporting processes, our internal control and disclosure control systems, the integrity and audits of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our independent registered public accounting firm, and the performance of our internal audit function and independent registered public accounting firm. ■ Appoint our independent registered public accounting firm, subject to shareowner approval. ■ Approve all audit and audit-related fees and services and permitted non-audit fees and services of our independent registered public accounting firm. ■ Review with our independent registered public accounting firm and management our annual audited and quarterly financial statements. ■ Discuss with management our quarterly earnings releases. ■ Review with our independent registered public accounting firm and management the quality and adequacy of our internal controls. ■ Discuss with management our financial risk assessment and risk management policies. ■ Review cybersecurity risks reported by the Company's internal audit team related to product/service security, secure development environments, and information security deficiencies. **INDEPENDENCE:** ■ All members of the Audit Committee meet the independence and financial literacy standards and requirements of the NYSE and the Securities and Exchange Commission (SEC). The Board has determined that Mr. Keane and Ms. Murphy qualify as "audit committee financial experts" as defined by the SEC.	James P. Keane (Chair) Pam Murphy Thomas W. Rosamilia Patricia A. Watson Number of Meetings in Fiscal 2019: **Seven**

Board Composition and Corporate Governance Committee	Members
ROLES AND RESPONSIBILITIES: ■ Consider and recommend to the Board qualified candidates for election as directors of the Company. ■ Review leadership structure of the Board. ■ Consider matters of corporate governance and review adequacy of our Guidelines on Corporate Governance. ■ Administer the Company's related person transactions policy. ■ Annually assess and report to the Board on the performance of the Board as a whole and of the individual directors. ■ Recommend to the Board the members of the Committees of the Board and the director to serve as Lead Independent Director. ■ Conduct an annual review of director compensation and recommend to the Board any changes. See "Director Compensation" below. ■ Review the application of the Company's Code of Conduct to the Company's senior executive officers and directors, address any misconduct or matters involving a senior executive or director, and report and make recommendations to the Board as to any such matters as appropriate. ■ Review and assess the Company's policies and practices with respect to matters affecting our corporate responsibilities, including diversity and inclusion, environmental protection and sustainability, employee health and safety, community relations, and corporate social responsibility. **INDEPENDENCE:** ■ All members of the Board Composition and Corporate Governance Committee are independent directors as defined by the NYSE.	Steven R. Kalmanson (Chair) J. Phillip Holloman Lawrence D. Kingsley Lisa A. Payne Number of Meetings in Fiscal 2019: **Five**

Compensation Committee	Members
ROLES AND RESPONSIBILITIES: - Evaluate the performance of our senior executives, including the CEO. - Make recommendations to the Board with respect to compensation plans. - Review and approve salaries, incentive compensation, equity awards and other compensation of officers. - Review the salary plan for the CEO and other executives who directly report to the CEO. - Review and approve corporate goals and objectives. - Administer our incentive, deferred compensation and long-term incentives plans in which officers participate. - Oversee the work and independence of any advisor retained by the Compensation Committee.	Lisa A. Payne (Chair) J. Phillip Holloman Steven R. Kalmanson James P. Keane Number of Meetings in Fiscal 2019: **Four, plus five actions taken by written consent**

INDEPENDENCE:

- All members of the Compensation Committee are independent directors as defined by the NYSE and are not eligible to participate in any of our compensation plans or programs, except our 2003 Directors Stock Plan and Directors Deferred Compensation Plan.

ROLE OF EXECUTIVE OFFICERS:

- The CEO and certain other executives assist the Compensation Committee with its review of compensation of our officers. See "Executive Compensation — Compensation Discussion and Analysis — Compensation Review Process" below.

ROLE OF COMPENSATION CONSULTANTS:

- The Compensation Committee has engaged Willis Towers Watson, an executive compensation consulting firm that is directly accountable to the Compensation Committee, to provide advice on compensation trends and market information to assist the Compensation Committee in fulfilling its duties, including the following responsibilities: review executive compensation and advise of changes to be considered to improve effectiveness consistent with our compensation philosophy; provide market data and recommendations on CEO and other executive compensation; review materials and attend Compensation Committee meetings; and advise the Compensation Committee on best practices for governance of executive compensation as well as areas of possible concern or risk in the Company's programs. The Compensation Committee annually reviews the performance and independence of the consultants.
- Willis Towers Watson (and its predecessors) has served as the Compensation Committee's advisor for sixteen years, was directly engaged by and is accountable to the Compensation Committee, and has not been engaged by management for other services, except as described in this section. During fiscal 2019, Willis Towers Watson was paid approximately $240,000 for executive compensation advice, other services to the Compensation Committee, and director compensation advice and other services to the Board Composition and Corporate Governance Committee. During fiscal 2019, Willis Towers Watson was also paid approximately $3,604,000, of which $3,109,000 or 86% was for core actuarial services and $495,000 or 14% was for other human resource services to the Company and its benefit plans. The engagements for these other services were recommended by management and approved by the Compensation Committee.

In fiscal 2019, the Compensation Committee selected Willis Towers Watson to serve as its independent compensation consultant after assessing the firm's independence, taking into consideration the following factors, among others:

- The Compensation Committee's oversight of the relationship between the Company and Willis Towers Watson mitigates the possibility that management could misuse other engagements to influence Willis Towers Watson's compensation work for the Compensation Committee.
- Willis Towers Watson has adopted internal safeguards to ensure that its executive compensation advice is independent and has provided the Compensation Committee with a written assessment of the independence of its advisory work to the Compensation Committee for fiscal 2019.
- The Compensation Committee retains ultimate decision-making authority for all executive pay matters and understands Willis Towers Watson's role is simply that of advisor.
- There are no significant business or personal relationships between Willis Towers Watson and any of our executives or members of the Compensation Committee.

Based on this assessment, the Compensation Committee has concluded that it is receiving objective, unbiased and independent advice from Willis Towers Watson and that its work for the Company does not raise any conflict of interest.

The Compensation Committee intends to continue to oversee all relationships between the Company and Willis Towers Watson to ensure that the Compensation Committee continues to receive unbiased compensation advice from Willis Towers Watson. In addition, the Compensation Committee will review and approve the type and scope of all services provided by Willis Towers Watson and the amounts paid by the Company for such services.

Technology Committee	Members
ROLES AND RESPONSIBILITIES: - Review and assess our innovation and technology matters, including our strategy and approach to technical talent management. - Assist in oversight of risks associated with technology, including information and product and service security and product safety. - Review and assess practices with respect to customer needs for technology development and messaging and marketing of our technologies. - Periodically review our intellectual property strategy and activities.	Lawrence D. Kingsley (Chair) Pam Murphy Thomas W. Rosamilia Patricia A. Watson Number of Meetings in Fiscal 2019: **Three**

INDEPENDENCE:

- All members of the Technology Committee are independent directors as defined by the NYSE.

INDEPENDENT DIRECTOR SESSIONS

The independent directors meet in executive session without any officer or member of management present in conjunction with regular meetings of the Board and each Committee. The Lead Independent Director presides over independent director sessions of the Board, and Committee Chairs preside over executive sessions of their respective Committees. Following each executive session, the Lead Independent Director and the Committee Chairs discuss with the Chairman and CEO appropriate matters from these sessions.

BOARD PROCESSES

BOARD AND COMMITTEE EVALUATIONS

The Board and its Committees conduct self-assessments annually at their October/November meetings (other than the Technology Committee, which conducts its annual self-assessment in February). The Board Composition and Corporate Governance Committee annually reviews the style and manner in which the evaluations will be conducted to ensure they are effective for the Company and its strategy. The Board will vary its evaluation approach based on the needs of the Board at any given time and change it from time to time to enable different forms of feedback. The Board uses different approaches for its evaluations, including written questionnaires and in-depth confidential interviews conducted by the Chair of the Board Composition and Governance Committee and has explored the use of a third-party facilitator and including management in the evaluation process. The Chair of the Board Composition and Corporate Governance Committee oversees the Board evaluation process, including the evaluation of the Lead Independent Director. The current annual evaluation process is summarized below.

ACTION	DESCRIPTION
APPROACH	The Board Composition and Corporate Governance Committee annually reviews the manner in which it conducts evaluations.
PREPARATION	Each director receives materials for the annual evaluation of (i) the Board's performance and contributions of individual directors, (ii) his or her Committees, and (iii) Lead Independent Director performance. The materials include the Board and Committee self-assessment process, Committee charters, suggested topics for discussion, and information on attendance, Committee composition and meeting agenda items.
PERFORMANCE REVIEW	Each director is asked to consider a list of questions to assist with the evaluation of the Board, individual directors and Committees, including topics such as Board composition, Committee composition and effectiveness, the conduct and effectiveness of meetings, quality of discussions, roles and responsibilities, quality and quantity of information provided, opportunities for improvement and follow through on recommendations. As part of this process, directors are asked to provide feedback on the performance of other directors, including the Lead Independent Director. For fiscal 2019, the Chair of the Board Composition and Corporate Governance Committee held meetings with each director to obtain their feedback.
CORPORATE GOVERNANCE REVIEW	The Board reviews its Guidelines on Corporate Governance, including the guidelines for determining director independence, and revises them as appropriate to promote effective board functioning, and receives reports from the General Counsel on recent governance developments, regulations and best practices. Each Committee reviews its charter and confirms compliance with all charter requirements. In addition, the Board Composition and Corporate Governance Committee reviews the Board Membership Criteria.
EVALUATION REPORT	The Chair of the Board Composition and Corporate Governance Committee prepares a written report summarizing the annual evaluation of Board performance, including findings and recommendations. The report is reviewed and discussed by the Board Composition and Corporate Governance Committee and then distributed to the Board for consideration and discussion at the next Board meeting. The Committee Chairs report to the Board on their Committee evaluations, noting any actionable items. Past evaluations have identified a wide range of topics for Board focus such as strategy, Board communications, risk management, acquisitions, and succession planning.
ACTIONABLE ITEMS	The Board and Committees address areas of focus and any actionable items throughout the year.

DIRECTOR EDUCATION

Our Board believes in continuous improvement of Board effectiveness and functioning as well as individual skills and knowledge. All new directors are required to participate in our director orientation program to familiarize them with the Company's business, strategic plans, significant financial, accounting and risk management issues, ethics and compliance programs, principal officers, and internal and independent auditors.

We also provide directors with regular presentations and memoranda on key business, governance, and other important topics intended to help directors stay current on practices and emerging issues and in carrying out their responsibilities. Directors from time to time tour Company facilities and attend our trade shows and investor events. In addition, directors participate in outside continuing education programs to increase their knowledge and understanding of the duties and responsibilities of directors and the Company, regulatory developments, and best practices.

RELATED PERSON TRANSACTIONS

The Board adopted a written policy regarding how it will review and approve related person transactions (as defined below). The Board Composition and Corporate Governance Committee is responsible for administering this policy. The policy is available on our website at *https://ir.rockwellautomation.com/corporate-governance/governance-documents/default.aspx.*

The policy defines a related person transaction as any transaction in which the Company is or will be a participant, in which the amount involved exceeds $120,000, and in which any Related Person or any of their immediate family members has or will have a direct or indirect material interest. Related Persons include directors, director nominees, executive officers, and shareowners who own more than 5% of the Company's securities. The policy sets forth certain transactions, arrangements and relationships not reportable under SEC rules that do not constitute related person transactions.

Under this policy, each director, director nominee and executive officer must report each proposed or existing transaction between us and that individual or any of that individual's immediate family members to our General Counsel. Our General Counsel will assess and determine whether any transaction reported to her, or of which she learns, constitutes a related person transaction. If our General Counsel determines that a transaction constitutes a related person transaction, she will refer it to the Board Composition and Corporate Governance Committee. The Board Composition and Corporate Governance Committee will approve or ratify a related person transaction only if it determines that the transaction is in, or is not inconsistent with, the best interests of the Company and its shareowners. In determining whether to approve or ratify a related person transaction, the Board Composition and Corporate Governance Committee will consider factors it deems appropriate, including:

- the fairness to the Company;
- whether the terms of the transaction would be on the same basis if a related person was not involved;

- the business reasons for the Company to participate in the transaction;
- whether the transaction may involve a conflict of interest;
- the nature and extent of the related person's and our interest in the transaction; and
- the amount involved in the transaction.

There are no related person transactions to report in this proxy statement.

Rebecca W. House, the Company's Senior Vice President, General Counsel and Secretary, is married to a partner in the law firm of Foley & Lardner LLP (Foley). The Company has used Foley to perform various legal services for many years, significantly predating Ms. House joining the Company in January 2017. Ms. House's spouse does not have a material interest in Foley's relationship with the Company because he is not involved in providing or supervising services that Foley performs for the Company, he does not receive any direct compensation from the fees the Company pays to Foley, and the fees paid by the Company to Foley in the last fiscal year were less than one-half of one percent of Foley's annual revenues. Under the Company's related person transactions policy, the Board Composition and Corporate Governance Committee reviewed the Company's relationship and transactions with Foley and concluded that they comply with the policy and do not constitute related person transactions. The Board Composition and Corporate Governance Committee also approved additional guidelines that require the Company's CFO to review and pre-approve any recommendations to engage Foley for legal services. The Company elected to voluntarily disclose its relationship with Foley in this proxy statement.

CORPORATE GOVERNANCE DOCUMENTS

You will find current copies of the following corporate governance documents on our website at *https://ir.rockwellautomation.com/corporate-governance/governance-documents/default.aspx:*

- Board of Directors Guidelines on Corporate Governance
- Audit Committee Charter
- Compensation Committee Charter
- Board Composition and Corporate Governance Committee Charter
- Technology Committee Charter
- Lead Independent Director Charter
- Code of Conduct
- Related Person Transactions Policy
- Executive Compensation Recoupment Policy
- Shareowner Communications to the Board and Ombudsman
- Certificate of Incorporation
- By-laws

We will provide printed copies of any of these documents to any shareowner upon written request to Rockwell Automation Shareowner Relations, 1201 South Second Street, Milwaukee, WI 53204, USA.

ELECTION OF DIRECTORS

BOARD OF DIRECTORS

INTRODUCTION

Our certificate of incorporation provides that the Board will consist of three classes of directors serving staggered three-year terms that are as nearly equal in number as possible. One class of directors is elected each year with terms extending to the third succeeding Annual Meeting after election.

The terms of four directors expire at the 2020 Annual Meeting. The Board has nominated all four of these current directors, upon the recommendation of the Board Composition and Corporate Governance Committee, for election as directors with terms expiring at the 2023 Annual Meeting.

Proxies properly submitted will be voted at the meeting, unless authority to do so is withheld, for the election of the four nominees specified in *Nominees for Election as Directors with Terms Expiring in 2023* below, subject to applicable NYSE regulations. If for any reason any of these nominees is not a candidate when the election occurs (which is not expected), proxies and shares properly authorized to be voted will be voted at the meeting for the election of a substitute nominee. Alternatively, the Board may decrease the number of directors.

The Board has adopted Guidelines on Corporate Governance that contain general principles regarding the responsibilities and function of our Board and Board Committees. The Guidelines on Corporate Governance set forth the Board's governance practices with respect to leadership structure, Board meetings and access to senior management, director compensation, director qualifications, Board performance, management development and succession planning, director stock ownership, and enterprise risk management. The Guidelines on Corporate Governance are available on our website at *https://ir.rockwellautomation.com/corporate-governance/governance-documents/default.aspx.*

NOMINATION PROCESS

The Board Composition and Corporate Governance Committee is responsible for screening potential director candidates and recommending qualified candidates to the full Board.

The Committee will consider director candidates recommended by shareowners. Shareowners can recommend director candidates by writing to the Corporate Secretary at Rockwell Automation, 1201 South Second Street, Milwaukee, Wisconsin 53204, USA. The recommendation must include the candidate's name, biographical data and qualifications and any other information required by the SEC to be included in a proxy statement with respect to a director nominee. Any shareowner recommendation must be accompanied by a written statement from the candidate indicating his or her willingness to serve if nominated and elected. The recommending shareowner also must provide evidence of being a shareowner of record of our common stock at that time.

In addition to recommending director candidates to the Committee, shareowners may nominate candidates for election to the Board directly at the Annual Meeting by following the procedures and providing the information set forth in our by-laws. See *"Shareowner Proposals for 2021 Annual Meeting"* set forth later in this proxy statement. Eligible shareowners may also use our proxy access by-law to nominate candidates for election to our Board provided the shareowners and nominees satisfy specified requirements.

The Committee, the Chairman and CEO or other members of the Board may identify a need to add new members to the Board or fill a vacancy on the Board. In that case, the Committee will initiate a search for qualified director candidates, seeking input from senior management and Board members, and to the extent it deems it appropriate, outside search firms. The Committee will evaluate qualified candidates and then make its recommendation to the Board.

In making its recommendations to the Board with respect to director candidates, the Committee considers various criteria set forth in our Board Membership Criteria (see Exhibit A to the Committee's Charter), including experience, professional background, specialized expertise, diversity and concern for the best interests of shareowners as a whole. In addition, directors must be of the highest character and integrity, be free of conflicts of interest with the Company, and have sufficient time available to devote to the affairs of the Company. The Committee from time to time reviews with the Board our Board Membership Criteria.

The Committee will evaluate properly submitted shareowner recommendations under substantially the same criteria and in substantially the same manner as other potential candidates.

DIRECTOR QUALIFICATIONS

We believe that our directors should possess the highest character and integrity and be committed to working constructively with others to oversee the management of the business and affairs of the Company. Our Board Membership Criteria provide that our directors should (i) have a variety of experience and backgrounds, (ii) have high level managerial experience or be accustomed to dealing with complex problems, and (iii) represent the balanced best interests of all shareowners, considering the overall composition and needs of the Board and

factors such as diversity, age, and specialized expertise in the areas of corporate governance, finance, industry, international operations, technology and risk management. The Board Membership Criteria attach importance to directors' experience, ability to collaborate, integrity, ability to provide constructive and direct feedback, lack of bias, and independence. Our Board seeks to maintain members with strong collective abilities that allow it to fulfill its responsibilities.

BOARD SKILLS, QUALIFICATIONS, AND EXPERIENCE

The Board has determined that all of the Company's directors are financially literate and possess the skills, judgment, experience, reputation, and commitment to make a constructive contribution to the Board. In addition, there are seven distinct sets of skills or experience described below that we believe should be represented on our Board to enable the Board to effectively fulfill

its governance responsibilities and provide guidance to the management team on the Company's strategy and execution of that strategy. The Board Composition and Corporate Governance Committee strives to ensure that our directors have an appropriate balance of these talents.

Skills and Experience	Relevance to Rockwell Automation's Strategy	No. of Directors
Public Company CEO or Executive Leadership, including hands-on responsibility for strategic and operational planning, financial reporting, compliance, risk management, and talent management, and a track record of success in delivering growth strategies. Specific attributes include ability to manage complexity, ethical approach to conducting business, ability to resolve conflict, and ability to lead high-functioning teams.	Rockwell Automation is a large global public company with complex organizational, operational, and business processes. Directors with experience leading large companies provide unique insights on strategy and operations needed to drive strong results and achieve enterprise goals.	10
Global Business, including a track record of growing market share and revenue in markets around the world; an understanding of how to drive growth in both mature and emerging markets, as well as regulated and free markets; and insight into the talent needs of diverse geographic markets.	Rockwell Automation does business in more than 100 countries. Our global presence is important to our competitive advantage. Directors who understand global business opportunities and challenges and global talent needs provide guidance on how to drive growth in markets around the world.	7
Financial/Accounting, including an understanding of finance and financial reporting processes, and awareness of strategies to ensure accurate and compliant reporting and robust financial controls. Directors with a financial/accounting background may meet regulatory requirements to be deemed a "Financial Expert".	Rockwell Automation's business involves complex financial transactions and reporting. Directors with a high level of financial literacy assist in evaluating our financial position, capital structure, financial strategy, and financial reporting.	10
Industry/Operational/Manufacturing, including experience in industrial automation and information, knowledge of markets and vertical market segments, exposure to OT and IT and familiarity with operational processes (discrete, hybrid, continuous process), and experience in overseeing manufacturing operations or in developing, marketing, and delivering services/solutions to address manufacturing needs.	Experience in industrial automation and manufacturing industries is key to providing guidance on our growth and performance strategy. Directors with this type of experience provide insight on marketplace dynamics and key performance indicators to drive our strategic plan and business operations.	8
Relevant Technology and Innovation, including experience in leveraging software technology to solve customer issues, proficiency in commercializing disruptive innovations and developing innovative business models, and knowledge of digitization, mobility, cybersecurity, data management and analysis, and integrated software/hardware.	Rockwell Automation is committed to enabling the next generation of smart manufacturing and the Connected Enterprise. As a company focused on technology and innovation, we value directors with technology experience and knowledge, who can provide important insights on our innovation strategy and execution of that strategy.	7

Skills and Experience	Relevance to Rockwell Automation's Strategy	No. of Directors
Sales and Marketing, including experience growing market share/revenue through innovative marketing and effective selling, a history of building brand awareness and equity, knowledge of how to enhance enterprise reputation and image, and an understanding of the voice of the customer and the power of differentiating a brand in a way that is compelling to target customers.	Rockwell Automation seeks to grow market share and build brand awareness. Directors with experience in marketing and selling provide effective oversight of this aspect of our growth and performance strategy.	6
Risk and Governance Oversight, including experience serving on other public company boards and/or committees: a history of overseeing, managing, and mitigating risks, including cybersecurity, regulatory compliance, intellectual property, and customer management; and an understanding of how to assess and develop strategies to address environmental and social issues.	Rockwell Automation prioritizes corporate governance and responsibility. In the ordinary course of business we face various risks, including operating, regulatory compliance, information security, financial risks, and customer management. An understanding of these matters, and experience addressing them, is important for oversight of enterprise risk management and risk mitigation. Directors who have experience with governance issues support our goal of being an ethical and responsible company with strong governance practices.	10

BOARD REFRESHMENT, TENURE AND DIVERSITY

A continuing priority of the Board is ensuring the Board is composed of directors who bring diverse perspective and viewpoints and have a variety of skills, experiences and backgrounds to enable the Board to effectively fulfill its governance responsibilities and represent the long-term interests of shareowners. The Board is mindful that director tenure is an important consideration in evaluating Board composition.

The Board does not have a formal policy with respect to diversity, but recognizes the value of a diverse Board and thus has included diversity as a factor that is taken into consideration in its Board Membership Criteria. The Board believes that it is important that its members reflect diverse viewpoints so that, as a group, the Board includes a sufficient mix of perspectives to allow the Board best to fulfill its responsibilities to shareowners.

The Board believes that tenure should be discussed and evaluated by the Board from time to time and depends on the Board's current situation and the needs of the Company. Our Board believes that it contains an ideal balance of newer and longer-tenured directors, so we get the benefit of both fresh perspectives and extensive experience. Three directors have served at least seven years, while four directors were added to the Board in the past three years. The Board believes its current tenure mix is appropriate for the Board at this time and recognizes the merits of a board with balanced tenure. Our directors with longer service are highly valued for their

experience and Company-specific knowledge. They have a deep understanding of our business, provide historical context as the Board reviews and evaluates the Company's strategy, and enhance Board dynamics and the Board's relationship with management.

The Board regularly reviews director succession and the mix of Board composition, diversity and experience, especially when adding a new member. As part of this process, the Board evaluates the contributions and tenure of current Board members and compares them to the skills that might benefit the Company in light of emerging needs. The Board seeks people with a variety of occupational and personal backgrounds to ensure that the Board benefits from a range of perspectives and to enhance the diversity of the Board in such areas as experience, geography, race, gender, and ethnicity. The Board also conducts annual self-assessments and director evaluations. The Board believes it is in the best position to determine the appropriate length of service for a director and overall board tenure, with its current mix providing for a highly effective and functioning Board. In addition to director refreshment, the Board considers refreshment of continuing directors at the Board Committee level by regularly evaluating and rotating Committee Chairs and members. Changes to Board Committee members were most recently made in June 2019.

SHAREOWNER ALIGNMENT

Our Board believes its interests are aligned with shareowners both economically and in carrying out its responsibility of oversight of the Company's strategic priorities and the creation of shareowner value.

Our director compensation program is designed to align director compensation directly with the interests of shareowners by paying a meaningful portion of director compensation in shares of our common stock. To further align their interests with shareowners, directors can defer cash fees to restricted stock units that are paid out in shares. In addition, directors are subject to stock ownership requirements. They are required to own shares of our common stock equal in value to five times the portion of the annual retainer payable in cash (with the cash retainer for fiscal 2019 at $95,000). All current directors exceed their ownership requirements, except Ms. Watson, who joined the Board in 2017, and Ms. Murphy, who joined the Board in 2019, though both are on track to meet the requirements within the five-year transition period contained in our stock ownership

guidelines. None of our directors receive compensation for their Board service from any source other than the Company.

We seek to maintain a Board with experienced leaders who are familiar with governance issues and compliance with the laws and regulations applicable to our business. Our Board monitors shareowner views and considers shareowner feedback and perspectives in establishing and evaluating Company policies and practices.

DIRECTOR INDEPENDENCE

Our Guidelines on Corporate Governance require that a substantial majority of the members of the Board be independent directors. For a director to be independent, the Board must affirmatively determine that the director has no direct or indirect material relationship with the Company. The Board has established guidelines, which are contained in our Guidelines on Corporate Governance, to assist it in determining director independence in conformity with the NYSE listing requirements. These guidelines are available on our website at *https://ir.rockwellautomation.com/corporate-governance/governance-documents/default.aspx*.

After considering these guidelines and the independence criteria of the NYSE, the Board has determined that none of the current directors, other than Mr. Moret (who is a current employee of the Company), have a material relationship with the Company and each of the directors, other than Mr. Moret, is independent. There were no transactions, relationships or arrangements that required review by the Board for purposes of determining director independence in fiscal 2019.

SUMMARY

BOARD TENURE



4 < 4 years
3 4-6 years
2 7-9 years
1 10+ years

AVERAGE TENURE **5.1**

AGE



5 <60   **3** 60-64   **2** 65-69

MEDIAN **59**   AVERAGE AGE **59**

DIVERSITY



40% DIVERSE

3 Women
1 Men of Color
6 White Men

INDEPENDENCE



1 Non-Independent
9 Independent

We have provided certain information about the capabilities, experience and other qualifications of our directors in their profiles. The Board considered these qualifications in particular in concluding that each current director is qualified to serve as a

director of the Company. In addition, the Board has determined that each director is financially literate and possesses the skills, judgment, experience, reputation, and commitment to make a constructive contribution to the Board.

ITEM 1. DIRECTOR NOMINEES AND CONTINUING DIRECTORS

NOMINEES FOR ELECTION AS DIRECTORS WITH TERMS EXPIRING IN 2023

Steven R. Kalmanson



Age 67

Director since:
2011

Committees:
Board
Composition
and Corporate
Governance
(Chair) and
Compensation

INDEPENDENT

Retired Executive Vice President, Kimberly-Clark Corporation (consumer package goods)

EXPERIENCE:

Mr. Kalmanson joined Kimberly-Clark Corporation in 1977 and held various marketing and business management positions within the consumer products businesses. He was appointed President, Adult Care in 1990; President, Child Care in 1992; President, Family Care in 1994; Group President of the Consumer Tissue segment in 1996; Group President-North Atlantic Personal Care in 2004; and Group President-North Atlantic Consumer Products from 2005 until his retirement as Executive Vice President in 2008. Mr. Kalmanson was president and sole owner of Maxair, Inc., an aviation services company, from 1988 to 2011.

QUALIFICATIONS:

Mr. Kalmanson brings extensive marketing, business and executive management experience to the Board, having served in various senior officer positions for a global public company. Throughout his career, he successfully initiated and managed risk and change to assist in the transformation of Kimberly-Clark from a pulp and paper company to a globally-recognized consumer package goods conglomerate marketing some of the most recognized brands in the world. In addition to his U.S. experience, Mr. Kalmanson has international management experience through his responsibilities for Kimberly-Clark's European and Canadian businesses and sales organizations, global procurement and supply chain organizations, and marketing research and services organizations. He successfully innovated, restaged and grew Kimberly-Clark's global consumer brands and businesses. He has experience leading mergers and acquisitions, organizational restructurings and facility closures, and divestitures. In addition, he owned and operated his own aviation services business for over two decades, which gives him insights into economic, operational, regulatory, and other challenges faced by the Company. Mr. Kalmanson was born and raised in Johannesburg, South Africa and received his Bachelor degree in Commerce and holds an M.B.A. from the University of Witwatersrand, Johannesburg, South Africa.

KEY QUALIFICATIONS:

- Executive Leadership
- Global Business
- Industry/Operational/Manufacturing
- Sales and Marketing
- Risk and Governance Oversight
- Financial/Accounting

James P. Keane



Age 60

Director since:
2011

Committees:
Audit (Chair) and
Compensation

INDEPENDENT

President and Chief Executive Officer, Steelcase Inc. (office furniture)

EXPERIENCE:

Mr. Keane has served as President and Chief Executive Officer of Steelcase Inc. since 2014. He has held several leadership roles since joining Steelcase in 1997. He served as Senior Vice President and Chief Financial Officer from 2001 through 2006. He was named President of the Steelcase Group in 2006, where he had responsibility for the sales, marketing, and product-development activities of certain brands—primarily in North America. In 2011, he assumed leadership of the Steelcase brand across the Americas and Europe, the Middle East, and Africa. From November 2012 to April 2013, he served as Chief Operating Officer, responsible for the design, engineering and development, manufacturing, sales, and distribution of all brands in all countries where Steelcase does business. From April 2013 to March 2014, Mr. Keane served as President and Chief Operating Officer.

OTHER LEADERSHIP POSITIONS:

Mr. Keane has served as a director of Steelcase since April 2013. He also serves as a director or trustee of a number of civic and charitable organizations.

QUALIFICATIONS:

As President, Chief Executive Officer and a board member of a global public company, Mr. Keane brings current business experience and knowledge to the Board. Through his executive roles at Steelcase, he has extensive leadership experience and a comprehensive understanding of business operations, processes, and strategy, as well as risk management, sales, marketing, and product development. In addition, he has a high level of financial literacy and accounting experience, having served as CFO of Steelcase. His understanding of financial statements, accounting principles, internal controls, and audit committee functions provides the Board with expertise in addressing the complex financial issues that the Company manages. Mr. Keane received his Bachelor of Science degree in Accounting from the University of Illinois and holds a master's degree in management from the Kellogg School of Management, Northwestern University.

KEY QUALIFICATIONS:

- Executive Leadership
- Global Business
- Financial/Accounting
- Industry/Operational/Manufacturing
- Sales and Marketing
- Risk and Governance Oversight

Pam Murphy



Age 46

Director since:
2019

Committees:
Audit and
Technology

INDEPENDENT

Chief Operating Officer, Infor, Inc. (business cloud software products provider)

EXPERIENCE:

Ms. Murphy is chief operating officer for Infor, Inc., a global leader in business cloud software products for industry-specific companies and markets. She has held a wide range of roles in operations, finance, sales and consulting in Europe and North America. Before assuming her current role in 2011, she served as Infor's senior vice president of corporate operations, having joined the company in 2010. Prior to Infor, Ms. Murphy spent 11 years at Oracle Corporation, with responsibility for global sales operations, consulting operations in Europe, Middle East, Africa and field finance for Oracle's global business units. Before Oracle, she provided strategy, direction and counsel to clients at Andersen Consulting and Arthur Andersen.

QUALIFICATIONS:

As Chief Operating Officer of Infor Ms. Murphy leads business operations and strategy, bringing extensive technology, global business, and finance experience to the Board. This expertise and Ms. Murphy's strong executive leadership and risk management skills were gained in her current role and in previous roles as Infor's Senior Vice President, Corporate Operations (2010-2011) and as Oracle's Vice President, Finance & Operations (2007-2010) and Head of Consulting Operations for Europe (2000-2007). Her background and expertise in leading technology companies includes a wide range of responsibilities for global operational and financial functions, which aids in the Board's oversight of these areas. Ms. Murphy's experience with building teams to sell to the manufacturing industry, go-to-market solutions, and leading sales and marketing functions brings additional depth to her role on the Board. Ms. Murphy received her Bachelor of Commerce in Accounting and Finance from the University of Cork, Ireland.

KEY QUALIFICATIONS:

- Executive Leadership
- Financial/Accounting
- Global Business
- Industry/Operational/Manufacturing
- Sales and Marketing
- Risk and Governance Oversight
- Relevant Technology and Innovation

Donald R. Parfet



Age 67

Director since:
2008

Lead Independent
Director

Committees:
None.

INDEPENDENT

Managing Director, Apjohn Group, LLC (business development); General Partner, Apjohn Ventures Fund (venture capital fund)

EXPERIENCE:

Mr. Parfet has served as Managing Director of Apjohn Group since 2001. Before that, he served as Senior Vice President of Pharmacia Corporation (pharmaceuticals).

OTHER LEADERSHIP POSITIONS:

Mr. Parfet has been a director of Kelly Services, Inc. since 2004, where he serves as non-executive Chairman; and a director of Masco Corporation since 2012, where he serves on the Audit and Organization and Compensation (Chair) Committees. From 2003 until November 2019, Mr. Parfet served as a director of Sierra Oncology, Inc. He also serves as a director or trustee of a number of business, civic, and charitable organizations.

QUALIFICATIONS:

Mr. Parfet brings extensive finance and industry experience to the Board. He has served as General Partner of a venture capital fund since 2003. In this role, he is an active investor in early stage pharmaceutical companies, which requires evaluating financial and development risk associated with emerging medicines. During his years at The Upjohn Company and its successor, Pharmacia & Upjohn, he had extensive financial and corporate staff management responsibilities and ultimately senior operational responsibilities for multiple global business units. He is experienced in leading business development, strategic planning, risk assessment, human resource planning, and financial planning and control, as well as the manufacturing of pharmaceuticals, chemicals, and research instruments. Mr. Parfet has board oversight and corporate governance experience from his current service on several other boards. Mr. Parfet received his Bachelor of Arts degree in Economics from the University of Arizona and holds an M.B.A. from the University of Michigan.

KEY QUALIFICATIONS:

- Executive Leadership
- Financial/Accounting
- Industry/Operational/Manufacturing
- Risk and Governance Oversight

 **ITEM 1:** THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION AS DIRECTORS OF THE FOUR NOMINEES DESCRIBED ABOVE.

CONTINUING DIRECTORS WITH TERMS EXPIRING IN 2021

J. Phillip Holloman



Age 64

Director since:
2013

Committees:
Board
Composition and
Corporate
Governance and
Compensation

INDEPENDENT

Retired President and Chief Operating Officer, Cintas Corporation (corporate identity uniforms and related business services)

EXPERIENCE:
Mr. Holloman served as President and Chief Operating Officer of Cintas Corporation from 2008 to July 2018. He joined Cintas in 1996 and served in various positions, including Vice President – Engineering/Construction from 1996 to 2000, Vice President – Distribution/Production Planning from 2000 to 2003, Executive Champion of Six Sigma Initiatives from 2003 to 2005, and Senior Vice President – Global Supply Chain Management from 2005 until 2008.

OTHER LEADERSHIP POSITIONS:
Mr. Holloman serves on the Board of Trustees for the University of Cincinnati and as a director or member of several educational and civic organizations.

QUALIFICATIONS:
As retired President and Chief Operating Officer of Cintas, Mr. Holloman brings significant leadership and operational and financial oversight experience to our Board. He has extensive knowledge and experience in the areas of process improvement, operations, sales and marketing, and management. During his tenure, he led teams that built 37 new Cintas rental processing facilities and standardized the utilization of automated processing equipment systems. He also implemented a process that reduced the time it took to achieve target operating efficiency by 75 percent. In the area of distribution and production planning, Mr. Holloman and his team, using Six Sigma methodologies, improved profit, service levels, and internal customer satisfaction while reducing inventory levels. He also participated in developing the compensation and benefits strategy for the organization. Mr. Holloman's leadership and operational experience give him a comprehensive understanding of processes, strategy, risk, and governance management, as well as how to drive change and financial growth. Mr. Holloman received his Bachelor of Science degree in Engineering from the University of Cincinnati.

KEY QUALIFICATIONS:
- Executive Leadership
- Industry/Operational/Manufacturing
- Relevant Technology and Innovation
- Financial/Accounting
- Risk and Governance Oversight
- Sales and Marketing

Lawrence D. Kingsley



Age 56

Director since:
2013

Committees:
Technology (Chair)
and Board
Composition and
Corporate
Governance

INDEPENDENT

Former Chairman and Chief Executive Officer, Pall Corporation (filtration, separation and purification solutions for fluid management); Advisory Director, Berkshire Partners LLC (investment firm)

EXPERIENCE:
Mr. Kingsley was named Chairman of Pall Corporation in 2013 and Chief Executive Officer in 2011, and served in those positions until Danaher Corporation acquired Pall in August 2015. From 2005 to 2011, he served as Chairman and Chief Executive Officer of IDEX Corporation, a company specializing in the development, design, and manufacture of fluid and metering technologies and health and science technologies products. Before joining IDEX, Mr. Kingsley held management positions of increasing responsibility with Danaher Corporation, Kollmorgen Corporation, and Weidmuller Incorporated.

OTHER LEADERSHIP POSITIONS:
Mr. Kingsley has been a director of Polaris Industries since 2016, where he serves on the Audit and Technology Committees, and a director of IDEXX Laboratories, Inc. since 2016, where he has been Chairman of the Board since November 2019 and where he serves on the Compensation and Nominating and Governance Committees. He has been an Advisory Director to Berkshire Partners since May 2016. From 2007 until 2012, Mr. Kingsley served as a director of Cooper Industries plc, an industrial electrical components company.

QUALIFICATIONS:
As former Chairman and CEO of Pall, a global public company, Mr. Kingsley brings strong executive leadership and business management skills to our Board. He offers in-depth knowledge of and experience in strategic planning, corporate development, and operations analysis. Mr. Kingsley has extensive global experience, having lived in Europe and operated several international businesses. He has insights into the multitude of issues and risks facing public companies and into corporate governance practices through his diverse public company board experience. He also brings significant financial expertise to the Board, including all aspects of financial reporting, corporate finance, executive compensation, and capital markets. Mr. Kingsley also brings valuable expertise from his roles at Pall and IDEX in leading multinational high-technology companies with continued growth. Mr. Kingsley received his Bachelor of Science degree in Industrial Engineering from Clarkson University and an M.B.A. from the College of William and Mary.

KEY QUALIFICATIONS:
- Executive Leadership
- Global Business
- Financial/Accounting
- Relevant Technology and Innovation
- Industry/Operational/Manufacturing
- Risk and Governance Oversight

Lisa A. Payne



Age 61

Director since:
2015

Committees:
Compensation
(Chair) and Board
Composition and
Corporate
Governance

INDEPENDENT

Former Vice Chairman and Chief Financial Officer, Taubman Centers, Inc. (real estate investment trust)

EXPERIENCE:

Ms. Payne served as Vice Chairman and Chief Financial Officer of Taubman Centers, Inc. from 2005 to 2016. She joined Taubman in 1997, serving as the Executive Vice President and Chief Financial and Administrative Officer until 2005. Before joining Taubman, she was an investment banker with Goldman Sachs & Co. for ten years. Ms. Payne also served as Chairman of the Board of Soave Enterprises LLC and President of Soave Real Estate Group (property management) from 2016 through March 2017.

OTHER LEADERSHIP POSITIONS:

Ms. Payne served as a director of Taubman from 1997 until March 2016. She has been a director of Masco Corporation since 2006, where she serves on the Audit (Chair) and Organization & Compensation Committees, and a director of J.C. Penney, Inc. since 2016, where she serves on the Audit and Finance & Planning Committees. She is a former trustee of Munder Series Trust and Munder Series Trust II, two open-end management investment companies. She also serves as a director or trustee of several educational and charitable organizations.

QUALIFICATIONS:

Ms. Payne brings strong leadership, operational, and finance experience to our Board. During her tenure at Taubman, she led the company through key operational and strategic initiatives. Her executive experience and leadership roles give her critical insights into company operations, growth strategy, competition, and information technology that assists our Board in its oversight function. Her past experience as a CFO and investment banker provide the Board with financial, accounting, and corporate finance expertise. She has a high level of financial literacy and accounting experience that provides the Board with expertise in understanding and overseeing financial reporting and internal controls. In addition, her board and board committee experience at Taubman, Masco, and J.C. Penney give her significant insight into the governance, risk management, and compliance-related matters of public companies. Ms. Payne received her Bachelor of Science degree in Biology from Elizabethtown College and holds an M.B.A. from the Fuqua School of Business Administration, Duke University.

KEY QUALIFICATIONS:

- Executive Leadership
- Financial/Accounting
- Relevant Technology and Innovation
- Risk and Governance Oversight

CONTINUING DIRECTORS WITH TERMS EXPIRING IN 2022

Blake D. Moret



Age 57

Director since:
2016

Committees:
None

Chairman of the Board, President and Chief Executive Officer

EXPERIENCE:

Mr. Moret became our President and Chief Executive Officer in July 2016, and Chairman of the Board in January 2018. He served as Senior Vice President, Control Products and Solutions, from April 2011 until July 2016.

OTHER LEADERSHIP POSITIONS:

Mr. Moret has been a director of PTC, Inc. since July 2018, where he serves on the Corporate Governance Committee and Strategic Partnerships Oversight Committee. He also serves on the Executive Committee of the National Association of Manufacturers (NAM) and as a director or member of a number of business, civic, and community organizations.

QUALIFICATIONS:

As our Chairman and CEO, Mr. Moret has proven leadership skills and deep knowledge of the Company and its business operations and strategy. Mr. Moret is accelerating the Company strategy by focusing on understanding customer needs and their best opportunities for productivity, combining our technology and domain expertise to deliver positive business outcomes, and simplifying our customers' experience. He began his career as a sales trainee with the Company in 1985, serving in senior positions across the organization, including marketing, solutions, services, product groups, and international assignments in Europe and Canada. In his previous role, he served as Senior Vice President of Control Products and Solutions, one of the Company's two business segments. Mr. Moret contributes his risk and governance oversight skills gained through his experience serving on a public company board. He has a deep understanding of the Company's values, culture, people, technology, and customers. He understands how to drive change and growth in a changing global economy. Mr. Moret brings valuable insights to the Board regarding our operations, technology, culture, industry trends, competitive positioning, and strategic direction. Mr. Moret received his Bachelor of Science degree in mechanical engineering from the Georgia Institute of Technology.

KEY QUALIFICATIONS:

- Executive Leadership
- Global Business
- Industry/Operational/Manufacturing
- Relevant Technology and Innovation
- Sales and Marketing
- Risk and Governance Oversight
- Financial/Accounting

Thomas W. Rosamilia



Age 58

Director since:
2016

Committees:
Audit and
Technology

INDEPENDENT

Senior Vice President, IBM Systems (technology)

EXPERIENCE:

Mr. Rosamilia has served as Senior Vice President of IBM Systems since 2013. In this role, he has global responsibility for IBM server and storage systems and software as well as IBM's Global Business Partners organization. He joined IBM in 1983 as a software developer and has held a series of leadership positions, including General Manager of IBM's WebSphere software division, General Manager of IBM Systems and Technology Group, Vice President of IBM Corporate Strategy, and most recently as Senior Vice President of IBM Systems and Technology Group and IBM Integrated Supply Chain. In November 2015, he was appointed Economic Advisor to the Governor of Guangdong Province of the People's Republic of China. Mr. Rosamilia led the global IBM Systems business and acted as a local representative of IBM Corporate Headquarters in Beijing, China from 2017 to 2018.

OTHER LEADERSHIP POSITIONS:

Mr. Rosamilia has served on the boards of several charitable and business organizations.

QUALIFICATIONS:

Mr. Rosamilia brings a high level of technological, strategic, and global business experience to the Board. Through his leadership experience at IBM, he has a deep understanding of technology development, operations, risk management, security, and strategy. He led IBM's semiconductor, servers, storage, and system software business; all of IBM's supply chain; and IBM's Global Business Partners organization. During that time, he oversaw the transformation of IBM's Systems & Technology Group business to better address clients' higher-value, data-driven IT requirements, which included making major investments in strategic businesses and initiatives while exiting businesses that were not aligned with client demands. In 2013, Mr. Rosamilia helped to lead the creation of the OpenPOWER Foundation, a collaboration around open server product design and development. Mr. Rosamilia has also overseen the divestiture of IBM's global semiconductor manufacturing business and the divestiture of IBM's x86 server business. As General Manager of IBM Systems & Technology Group's System z and Power Systems, he was responsible for all facets of both businesses, including strategy, marketing, sales, operations, technology development, and overall financial performance. Mr. Rosamilia received his Bachelor of Science degree, with majors in computer science and economics, from Cornell University. He also completed the IBM Strategic Leadership Forum at Harvard Business School.

KEY QUALIFICATIONS:

- Executive Leadership
- Global Business
- Financial/Accounting
- Industry/Operational/Manufacturing
- Relevant Technology and Innovation
- Sales and Marketing
- Risk and Governance Oversight

Patricia A. Watson



Age 53

Director since:
2017

Committees:
Audit and
Technology

INDEPENDENT

Former Senior Executive Vice President and Chief Information Officer, Total System Services, Inc. (global payments provider)

EXPERIENCE:

Ms. Watson is the former Senior Executive Vice President and Chief Information Officer of Total System Services (TSYS), a role she held until September 2019 when Global Payments, Inc. acquired TSYS. Before joining TSYS, she served as Vice President and Global Chief Information Officer for The Brink's Company (security and protection). Previously Ms. Watson worked with Bank of America for more than fourteen years in technology positions of increasing responsibility, and spent ten years in the United States Air Force as executive staff officer, flight commander, and director of operations.

OTHER LEADERSHIP POSITIONS:

Ms. Watson has been a director of Texas Capital Bancshares since 2016, where she serves on the Audit Committee.

QUALIFICATIONS:

As former Senior Executive Vice President and Chief Information Officer of TSYS, Ms. Watson brings extensive technology and executive experience to the Board. Ms. Watson has strong strategic leadership, business, financial oversight, and technical skills. She has experience setting company enterprise technology strategy to enable future global growth. Her background and expertise in information technology and cybersecurity give her critical insights into new technologies, business models, risk identification and management, and talent and strategy. She has valuable experience and knowledge in the areas of audit and control and compliance. She also brings the benefits of service on the board of Texas Capital Bancshares. Ms. Watson holds a Bachelor of Science degree in mathematics from St. Mary's College at Notre Dame and an M.B.A. from the University of Dayton.

KEY QUALIFICATIONS:

- Executive Leadership
- Global Business
- Financial/Accounting
- Relevant Technology and Innovation
- Risk and Governance Oversight

DIRECTOR COMPENSATION

Our director compensation program is designed to attract and retain qualified directors, fairly compensate directors for the time they spend in fulfilling their duties, and align their compensation directly with the interests of shareowners. The Board Composition and Corporate Governance Committee determines the form and amount of director compensation, with discussion and approval by the full Board. The Committee relies on Willis Towers Watson to provide advice on director compensation trends. The Committee benchmarks its director compensation on an annual basis relative to proxy data available for companies of similar size. The market data analysis is a significant factor in our compensation determinations. As shown by the use of equity within the director compensation program, the Board believes that a meaningful portion of director compensation should be in the form of our common stock to further align the economic interests of directors and shareowners. Employees who serve as directors do not receive any compensation for their director service.

ANNUAL DIRECTOR COMPENSATION

There are three elements of our director compensation program: an annual retainer, equity awards and Committee fees. The following table describes each element of director compensation for fiscal 2019.

	Annual Retainer		Equity Awards	Committee Fees[3]	Lead Director Fee
	Cash	**Common Stock**	**Common Stock**	**Cash**	**Cash**
Amount	$95,000	$95,000[1]	$40,000[2] (not to exceed 1,000 shares)	Varies by Committee and role	$35,000
Timing of Payment/Award	Paid in equal installments on 1st business day of each quarter	Granted on 1st business day of fiscal year (or pro-rata amount upon initial election to the Board)	Granted on date of Annual Shareowners Meeting (or pro-rata amount upon initial election to the Board)	Paid in equal installments on 1st business day of each quarter	Paid in equal installments on 1st business day of each quarter
Deferral Election Available	Yes	Yes	Yes	Yes	Yes
Dividend/Dividend Equivalent Eligible	Not Applicable	Yes	Yes	Not Applicable	Not Applicable

(1) The $95,000 equated to 506 shares granted on October 1, 2018 based on the closing price of our common stock on the NYSE on that date of $188.01. A prorated amount of $31,667, which equated to 203 shares, was granted to Ms. Murphy, who was elected as a director on June 6, 2019, based on the closing price of our common stock on the NYSE on that date of $156.18.

(2) The $40,000 equated to 235 shares granted on February 5, 2019 based on the closing price of our common stock on the NYSE on that date of $170.73. Ms. Murphy, who was not a director at the time, received a prorated annual grant of $30,000 equal to 193 shares upon her election to the Board on June 6, 2019, based on the closing price of our common stock on the NYSE on that date of $156.18.

(3) During fiscal 2019, annual Committee fees were as follows:

	Audit Committee	Compensation Committee	Board Composition and Corporate Governance Committee	Technology Committee
Chair	$25,000	$20,000	$15,000	$15,000
Member	$12,500	$8,000	$6,000	$6,000

DEFERRAL ELECTION

Under the terms of our Directors Deferred Compensation Plan, directors may elect to defer all or part of the cash payment of Board retainer or Committee fees until such time as the director specifies, with interest on deferred amounts accruing quarterly at 120% of the federal long-term rate set each month by the Secretary of the Treasury. In addition, under the 2003 Directors Stock Plan, each director has the opportunity each year to defer all or any portion of the annual grant of common stock, cash retainer, common stock retainer and Committee fees by electing to instead receive restricted stock units valued, in the case of cash deferrals, at the closing price of our common stock on the NYSE on the date each payment would otherwise be made in cash.

OTHER BENEFITS

We reimburse directors for transportation, lodging and other expenses actually incurred in attending Board and Committee meetings. We also reimburse directors for similar travel, lodging and other expenses for their spouses to accompany them to a limited number of Board meetings held as retreats to which we invite spouses for business purposes. Spouses were invited to one Board meeting in fiscal 2019. The directors' spouses are generally expected to attend Board meetings held as retreats. From time to time and when available, directors and their spouses are permitted to use our corporate aircraft for travel to Board meetings.

Directors are eligible to participate in a matching gift program under which we match donations made to eligible educational, arts or cultural institutions. Gifts are matched up to an annual calendar year maximum of $10,000. This same program is available to all of our U.S. salaried employees.

DIRECTOR STOCK OWNERSHIP REQUIREMENT

Non-management directors are subject to stock ownership requirements. To further align directors' and shareowners' economic interests, our Guidelines on Corporate Governance provide that non-management directors are required to own, within five years after joining the Board, shares of our common stock (including restricted stock units) equal in value to five times the portion of the annual retainer that is payable in cash. All directors met the requirements as of September 30, 2019, with Mses. Murphy and Watson, who joined the Board in June 2019 and July 2017, respectively, still within the five-year window.

CHANGES TO DIRECTOR COMPENSATION FOR FISCAL 2020

We made some changes to our director compensation program to simplify it in alignment with market practices. Effective October 1, 2019, and other than as described below, Committee member fees were eliminated, and the annual retainer was changed to $215,000, of which $107,500 will be paid in cash and $107,500 in shares of common stock. The total annual retainer was increased by $25,000 to offset the elimination of Committee member fees and bring annual retainer fees closer to the market median based on a review of companies of similar size. Elimination of separate Committee member fees allows for consistency, simplicity, and flexibility for Committee member rotations. Committee Chair fees remain to reflect the greater workload and responsibilities of directors who serve in these roles. The annual Committee Chair fees for the Board Composition and Corporate Governance Committee and Technology Committee increased from $15,000 to $20,000 to better align with market trends.

During fiscal 2020, annual Lead Independent Director fees will remain at $35,000 and Committee fees will be as follows:

	Audit Committee	Compensation Committee	Board Composition and Corporate Governance Committee	Technology Committee
Chair	$25,000	$20,000	$20,000	$20,000
Member	$0	$0	$0	$0

Consistent with fiscal 2019, directors will also receive an annual grant of $40,000 paid in shares of our common stock, not to exceed 1,000 shares, under the 2003 Directors Stock Plan immediately after the Annual Meeting. As described in our 'Proposal to Approve Our 2020 Long-Term Incentives Plan' on page 60, future share-based compensation to non-employee directors will be delivered under the proposed 2020 Long-Term Incentives Plan (if approved by our shareowners). Included in the 2020 Long-Term Incentives Plan is an annual limit of $750,000 on total compensation of each non-employee director, including cash- and share-based compensation.

DIRECTOR COMPENSATION TABLE

The following table shows the total compensation earned by each of our non-employee directors during fiscal 2019.

Name	Fees Earned or Paid In Cash[1] ($)	Stock Awards[2] ($)	Option Awards ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[3] ($)	Total ($)
Betty C. Alewine[4]	29,000	0	0	0	0	29,000
J. Phillip Holloman	109,000	135,000	0	0	35,087	279,087
Steven R. Kalmanson	117,305	135,000	0	0	0	252,305
James P. Keane	128,000	135,000	0	0	0	263,000
Lawrence D. Kingsley	120,532	135,000	0	0	23,809	279,341
William T. McCormick, Jr.[4]	38,150	95,000	0	0	10,000	143,150
Pam Murphy[4]	36,170	61,667	0	0	0	97,837
Keith D. Nosbusch[4]	35,350	95,000	0	0	10,000	140,350
Donald R. Parfet	134,834	135,000	0	0	18,389	288,223
Lisa A. Payne	122,625	135,000	0	0	10,000	267,625
Thomas W. Rosamilia	113,500	135,000	0	0	6,500	255,000
Patricia A. Watson	113,500	135,000	0	0	9,000	257,500

(1) This column represents the amount of cash compensation earned in fiscal 2019 for Board and Committee service (whether or not deferred and whether or not the directors elected to receive restricted stock units in lieu of cash fees). Includes Lead Independent Director fees for Mr. Parfet.

(2) Values in this column represent the grant date fair value of stock awards computed in accordance with accounting principles generally accepted in the United States (U.S. GAAP). On October 1, 2018, each director, except Ms. Murphy, received 506 shares with an aggregate grant date fair value of $95,000 in payment of the common stock portion of the annual retainer. On February 5, 2019 (the date of our Annual Meeting), each director, except Ms. Murphy, received 235 shares of common stock under the 2003 Directors Stock Plan with an aggregate grant date fair value of $40,000. On June 6, 2019, upon her initial election to the Board, Ms. Murphy received a pro-rated award for the share portion of the annual retainer and stock award under the 2003 Directors Stock Plan consisting of a total of 396 shares of common stock with a grant date fair value of $61,667. The amounts shown do not correspond to the actual value that may be realized by the directors. Directors may elect to defer the annual share awards by electing instead to receive the same number of restricted stock units.

(3) This column consists of cash dividend equivalents paid on restricted stock units for Messrs. Holloman, Kingsley and Parfet, and, for Messrs. Kingsley, McCormick, Nosbusch, Parfet and Rosamilia, and Mses. Payne and Watson, the Company's matching donations under the Company's matching gift program of $10,000, $10,000, $10,000, $10,000, $6,500, $10,000, and $9,000, respectively. This column does not include the perquisites and personal benefits provided to each director because the aggregate amount provided to each director was less than $10,000.

(4) Ms. Murphy was elected as a director on June 6, 2019, Messrs. McCormick, Jr. and Nosbusch retired effective February 5, 2019, and Ms. Alewine retired effective October 10, 2018.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee
Lisa A. Payne, Chair
J. Phillip Holloman
Steven R. Kalmanson
James P. Keane

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

OVERVIEW

Our executive compensation program includes:



1	**2**	**3**	**4**	**5**
BASE SALARY	ANNUAL INCENTIVE COMPENSATION	LONG-TERM INCENTIVES	DEFINED BENEFIT AND DEFINED CONTRIBUTION RETIREMENT PLANS	VERY LIMITED PERQUISITE PACKAGE

Objectives	**Philosophy**	**Results Focus**
Our executive compensation program is designed to: ■ Balance rewards with appropriate risk ■ Create shareowner value ■ Attract and retain executive talent	Our executive compensation philosophy is built on the following principles: ■ Align compensation with the Company's strategy ■ Motivate superior long-term performance ■ Balance rewards with appropriate risk-taking and the creation of shareowner value ■ Pay for performance by establishing goals tied to the Company's results ■ Provide market-competitive pay ■ Recognize that the quality of our leadership has a direct impact on our performance	Our performance measures are aligned with shareowner interests: ■ Total Shareowner Return (TSR) ■ Sales ■ Adjusted EPS ■ Return on Invested Capital (ROIC) ■ Segment Operating Earnings ■ Free Cash Flow

Fiscal 2019 was a successful year as we continue to find new ways to increase productivity for our customers and play a larger role in their digital transformation journey. We are pleased with our solid operating and financial performance for the year against the backdrop of a challenging macroeconomic environment:

■ organic sales were up 2.8%;

■ Adjusted EPS was up 7%;

■ total segment operating margin was 22%, up 40 basis points;

■ ROIC was 25%, 34.8% excluding the costs related to acquisitions ($6.6 million, net of tax) and adjustments related to our investment in PTC Inc. (PTC) ($346.8 million loss, net of tax); and

■ free cash flow conversion was 101% of Adjusted Income.

Rockwell Automation has a long-standing and strong orientation toward pay for performance in its executive compensation program. We maintain this orientation throughout economic cycles that may cause fluctuation in our operating results. In light of our pay-for-performance philosophy, the compensation

decisions made for fiscal 2019 reflect our Company's business performance relative to the goals set out for the year. We are performance-oriented and set stretch financial goals, balancing rewards with appropriate risk. Despite above target ROIC performance, we achieved results below the target goals for all other Company-wide measures resulting in fiscal 2019 Annual Incentive Compensation Plan (ICP) awards below target for our named executive officers (NEOs) (average payout of 78% of target). Please reference the ICP measures table below for further information on these and other measures.

For the performance period from October 1, 2016 to September 30, 2019, our three year TSR of 48.7% was above the median (53rd percentile) of the companies in the S&P 500 Index. Our strong performance orientation requires performance that significantly exceeds the median (60th percentile) to earn the targeted number of shares, resulting in 77% of the target number of performance shares being earned for that performance period.

FISCAL 2019 GOALS AND PERFORMANCE

Early in the year, the Board approved an annual operating plan that reflected our expectations for our performance during fiscal 2019. The annual operating plan called for continued improvement in our financial results from fiscal 2018.

GOAL SETTING PROCESS

The Compensation Committee uses the annual operating plan as the basis for setting goals for sales, Adjusted EPS, ROIC, free cash flow and segment operating earnings under our incentive compensation plans. All annual ICP goals are reset each year, with the requirement in fiscal 2019 that Adjusted EPS and organic sales improve year over year. Our fiscal 2019 organic sales growth target was 5.2% and our Adjusted EPS goal was $9.05, an increase of 11.7% from fiscal 2018 Adjusted EPS. For fiscal 2019, target goals for Adjusted EPS, organic sales growth, and segment operating earnings were set based upon the midpoint of the low and high end of the external guidance range established at the beginning of the fiscal year. The Compensation Committee determined that the ROIC goal of 34% and free cash flow goal of $1,120 million, set at 103% of Adjusted Income, were appropriate based on economic conditions and long-term sales growth expectations.

The Compensation Committee determined that meeting these goals would require significant effort and achievement on the part of the management team and all Company employees in the continued execution of our strategy. The charts below display the fiscal 2019 results relative to the goals set at the beginning of the year for the financial measures in the annual ICP for our CEO.

KEY BUSINESS RESULTS AND GOALS: ANNUAL ICP FOR OUR CEO

ICP Organic Sales Growth Measure[1]



ICP Adjusted EPS Measure[1]



ICP Return on Invested Capital Measure (ROIC)[1]



ICP Free Cash Flow Measure[1]
($ in millions)



■ 2019 Actual   ■ 2019 Goal

(1) Please refer to ICP measures table on page 34 for further explanation of how these non-GAAP financial measures are calculated.

DECISIONS AND ACTIONS

Factors Guiding Our Compensation Decisions	■ Market compensation rates for each position ■ Company's performance against pre-established goals ■ Relative share performance of the Company compared to the broader stock market ■ Experience, skills and expected future contribution and leadership of each individual ■ Contributions and performance of each individual
2019 Compensation Decisions *(see pages 38-40 for details)*	■ **Base Pay:** Effective December 24, 2018, NEO base pay increases, except for Mr. Goris and Ms. House, ranged from 2% to 2.7%. Base pay increased 9% and 12% for Mr. Goris and Ms. House, respectively, consistent with our compensation philosophy to bring pay closer to market competitive levels over two to three years following a significant promotion and to recognize development in their roles. ■ **Annual ICP:** ICP targets were based on Company and segment financial results. Despite strong ROIC and Control Products & Solutions operating earnings performance above target goals, we achieved results below the target goals for all other financial measures resulting in fiscal 2019 ICP awards below target for our NEOs. ■ **Long-Term Incentives:** The Compensation Committee considered market competitive pay and the Company's performance-based compensation philosophy when determining fiscal 2019 equity grants. Fiscal 2019 grant value was flat compared to fiscal 2018 for Mr. Kulaszewicz. Consistent with our compensation philosophy to bring pay closer to market competitive levels over two to three years following a significant promotion and to recognize development in their roles, all other NEOs had increases in their grant values. For additional information on incentive awards made in fiscal 2019, see the Grants of Plan-Based Awards Table and Outstanding Equity Awards Table.
Shareowner Advisory Vote and Shareowner Outreach	■ At our 2019 Annual Meeting of Shareowners, 89% of the shares voted at the meeting approved our executive compensation programs on an advisory basis. ■ On average, we received 90% shareowner approval over the last three years for our executive compensation programs. ■ In the fall of 2019, we invited shareowners representing approximately 45% of our outstanding shares and had calls to discuss our corporate governance practices and executive compensation program with shareowners representing approximately 20% of our outstanding shares. The input provided by our shareowners was supportive of our executive compensation program. ■ We believe these results represent a strong endorsement of our executive compensation philosophy and pay programs.
2020 Program Updates *(see page 40 for details)*	Based on our shareowner advisory vote on executive compensation, as well as input gained during shareowner outreach, the Compensation Committee determined that our current executive compensation program is well aligned with shareowner interests and expectations. There are no significant changes to the design of our executive compensation program for fiscal 2020. The compensation review process was changed to adopt a defined executive compensation peer group to benchmark executive pay levels and practices as outlined in the Changes in Compensation Programs for Fiscal 2020 section below.

ALIGNING PAY WITH PERFORMANCE

		Supports Pay for Performance		
	Supports Attraction and Retention	**Current Year Financial and Operational Performance**	**Long-Term Financial Performance**	**Creation of Shareowner Value**
Salary	✓			
Annual ICP	✓	✓		✓
Long-Term Incentives (LTI)	✓		✓	✓
Retirement Plans	✓			

Our strategy is to bring The Connected Enterprise to life by integrating control and information across the enterprise. We deliver customer outcomes by combining advanced industrial automation with the latest information technology. Our growth and performance strategy seeks to:

- achieve organic sales growth in excess of the automation market by expanding our served market and strengthening our competitive differentiation;
- grow market share of our core platforms;
- drive double digit growth in information solutions and connected services;
- acquire companies that serve as catalysts to organic growth by increasing our information solutions and high-value services offerings and capabilities, expanding our global presence, or enhancing our process expertise;
- enhance our market access by building our channel capability and partner network;
- deploy human and financial resources to strengthen our technology leadership and our intellectual capital business model;
- continuously improve quality and customer experience; and
- drive annual cost productivity.

We believe:

- Our employees' knowledge of our customers and their applications and our technology are key factors that make our long-term business strategy work.
- It is important to align the compensation of our leadership with our long-term business strategy.
- Our short- and long-term incentive plans, among other things, should focus the management team's efforts in the areas that are critical to the success of our long-term business strategy.

The quality of our leadership has a direct impact on our performance and, with the oversight of the Compensation Committee, we offer compensation plans, programs and policies intended to attract and retain executive talent and "pay for performance," including the creation of shareowner value.

We believe that a significant portion of an executive's compensation should be variable and the variable portion (ICP and LTI) directly linked to our performance and the creation of shareowner value. As shown in the charts below, the Compensation Committee planned 85% of the CEO's target compensation and approximately 73% of the other NEOs' target compensation to be linked to performance in fiscal 2019.

CEO 2019


15 %
Base Salary
85%
AT-RISK
COMPENSATION
18 %
Annual Incentive
Compensation (ICP)
67 %
Long-Term
Incentives
(LTI)

OTHER NEOs 2019


27 %
Base Salary
73%
AT-RISK
COMPENSATION
55 %
Long-Term
Incentives
(LTI)
18 %
Annual Incentive
Compensation (ICP)

COMPENSATION REVIEW PROCESS

The Compensation Committee has engaged Willis Towers Watson, its independent compensation advisor, to provide advice on compensation trends and market information. See page 14 for a description of the services provided by Willis Towers Watson to the Company.

We evaluate and take into account market data in setting each element of our officers' compensation. We define market practice by using the results of surveys of major companies (the Major Companies) provided by Willis Towers Watson and Aon Hewitt (collectively, the Survey Providers). The Willis Towers Watson and Aon Hewitt databases include over 450 and 400 companies, respectively. In setting compensation levels for each element of pay, we analyze data relating to the Major Companies using regression analyses developed by the Survey Providers based on our sales. The market data analysis is typically the starting point for, and a significant factor in, our compensation determinations, but is not the only factor as we also consider the scope of the individual officer's responsibilities and more subjective factors, such as the Compensation Committee's (and the CEO's, in the case of other officers) assessment of the officer's individual performance and expected future contributions and leadership.

The Compensation Committee assesses the performance of the CEO and sets the CEO's compensation in executive session without the CEO present. The CEO reviews the performance of our other officers, including the NEOs, with the Compensation Committee and makes recommendations regarding each element of their compensation for the Compensation Committee's review and approval. The Compensation Committee and the CEO are assisted in their review by Willis Towers Watson and the Senior Vice President, Human Resources. The other NEOs do not play a role in their own compensation determination other than discussing their performance with the CEO.

EXECUTIVE COMPENSATION BEST PRACTICES

We employ the following best practices to effectively manage our executive compensation program, including:

- Annual benchmarking of executive pay levels and compensation program design based on data from nationally recognized compensation consulting firms
- Rigorous executive stock ownership requirements
- Independent directors with significant Compensation Committee experience and knowledge of the drivers of our long-term performance

- Incentive plan clawbacks for our CEO and CFO
- Assessment of incentive plan risk
- Incentive thresholds and targets that reward improved year over year and long-term financial performance
- Target performance share payout set at 60th percentile of relative TSR performance

- No employment agreements with officers
- Limited use of change of control agreements, including no excise tax gross-ups, with a double-trigger requirement for equity vesting
- Limited use of perquisites
- Annual review of consultant independence and performance

USE OF TALLY SHEETS

We consider the total compensation (earned or potentially available) for each NEO in establishing each element of compensation. As part of our compensation review process, the Compensation Committee's independent consultant conducts a total compensation review or "Tally Sheet" study for the Compensation Committee. This review encompasses all elements of compensation, including base salary, annual incentives, LTI grants, perquisites, health benefits, and retirement and termination benefits. This review includes a consideration of amounts to be paid and other benefits accruing to our NEOs upon their retirement or other termination of employment. We consider the potential outcomes of annual incentives and LTI grants under a variety of performance scenarios. We also review the NEOs' current balances in various compensation and benefit plans. Based upon the results of this analysis, the Compensation Committee concluded that our compensation programs are in line with our compensation philosophy and provide an appropriate

range of outcomes tied directly to the Company's and individual's performance.

COMPENSATION RISK ASSESSMENT

The Compensation Committee engages Willis Towers Watson annually to conduct a review of all of our compensation programs relative to the potential for incentives to motivate excessive risk-taking in a way that could materially affect the Company. Willis Towers Watson reviews the measures used in each program, the target setting process, and the overall governance of our compensation plans. The 2019 review concluded that we have strong governance procedures and that our plans do not present a material risk to the Company or encourage excessive risk taking by participants.

We do not believe our compensation programs encourage our executives to take excessive risk due to, among many considerations, the following plan design elements:

- Our ICP provides a balance among sales, earnings, cash flow and asset performance, limiting the effect of over-performance in one area at the expense of others
- Payouts under our ICP are capped at twice the individual's ICP target, limiting excessive rewards for short-term results
- Recoupment policy and clawback agreements mitigate against risk

- Compensation Committee can reduce or withhold the incentive if it determines that the executive has caused the Company to incur excessive risk
- Majority of the total direct compensation for our NEOs is in the form of long-term incentives
- Our mix of equity vehicles appropriately motivates long-term performance

- Majority of equity vests over a period of multiple years with performance shares and restricted stock vesting at three years
- Stock ownership requirements for our NEOs, which encourage a long-term view

ELEMENTS OF COMPENSATION

BASE SALARY

We develop base salary guidelines for our officers at the median of the market data. However, the Compensation Committee's salary decisions also reflect the individual's responsibilities and more subjective factors, such as the Compensation Committee's (and the CEO's, in the case of other officers) assessment of the officer's individual performance, skills and experience, internal

equity, and expected future contributions and leadership. It is the Compensation Committee's approach to move base salaries (as well as other elements of target total direct compensation) to market median over time when there is a significant promotion or development in role. The Compensation Committee reviews base salaries for our officers every year.

ANNUAL INCENTIVE COMPENSATION

Our annual incentive compensation plans are designed to reward our executives for achieving pre-determined Company and business segment results and for individual performance. Under our ICP, we establish for each executive at the start of each fiscal year an incentive compensation target equal to a percentage of the individual's base salary. The target for annual incentive compensation is generally set at the median of the market data. The fiscal 2019 annual target incentive percent of base salary for Messrs. Moret, Goris, Kulaszewicz, and Wlodarczyk and Ms. House were 120%, 70%, 70%, 70%, and 62.5%, respectively. Actual incentive compensation payments under our ICP may be higher or lower than the incentive compensation target based on financial, operating and individual performance as described below. In line with our pay-for-performance orientation, actual ICP payouts vary from year to year based on performance compared to goals.

In the early part of each fiscal year, the CEO reviews with the Compensation Committee the recommended financial goals for the fiscal year for purposes of our ICP. These goals include:

- measurable financial goals with respect to our overall performance;
- for certain officers engaged in our business segments, measurable financial goals with respect to the performance of those business segments; and
- for certain officers, a strategic goal component.

The Compensation Committee approves a set of financial goals, taking into account the CEO's recommendations, and allocates a weighting of the target incentive compensation among the various goals that it establishes. For fiscal 2019, the Compensation Committee determined in the early part of the year that no payments were to be made under our ICP if Adjusted EPS was less than the previous year's results.

After the end of the fiscal year, the Compensation Committee and the CEO evaluate our performance and the performance of our business segments and consider the results compared to the pre-established goals. As a starting point, target amounts under our ICP are generally earned if we achieve our financial goals for the year. For fiscal 2019, target payout for Adjusted EPS and organic sales growth

was set based upon the midpoint of the low and high end of the external guidance range established at the beginning of the fiscal year. The Committee determined the ROIC goal of 34% and free cash flow goal of $1,120 million, set at 103% of Adjusted Income, as appropriate based on economic conditions and long-term sales growth expectations. In addition to performance relative to pre-established financial goals, awards to each officer under our ICP may be adjusted based on the Compensation Committee's year-end assessment (and except in the case of the CEO, based on the CEO's recommendation) as to the individual's achievement of individual goals and objectives and certain more subjective assessments of leadership acumen and the individual's expected future contributions. Accordingly, while achieving our financial goals is extremely important in determining our annual incentive compensation, the Compensation Committee maintains discretion to adjust annual incentive compensation, not to exceed the maximum under our Annual Incentive Compensation Plan for Senior Executive Officers (Senior ICP) as described in the following paragraph.

Under our Senior ICP, which applies to the CEO and four other senior executive officers, annual incentive compensation payments to those officers in total may not exceed 1% of our applicable net earnings (as defined in the Senior ICP) with the CEO's maximum payment not to exceed 35% of the available funds, and each of the other four NEOs' maximum payouts, respectively, not to exceed 15% of the available funds. The process for determining ICP awards for these individuals is the same as that used for the other ICP participants with the exception being that these individuals are subject to the noted limit on payments. However, consistent with our other ICP participants, payouts are capped at twice the individual's ICP target.

The fiscal 2019 annual incentive compensation measures for Messrs. Moret and Goris and Ms. House are based upon Company performance and the annual incentive compensation measures for Messrs. Kulaszewicz and Wlodarczyk are based upon a combination of Company performance and the performance of the business segment they supported and led. The following table shows the 2019 Company and segment financial goals used to determine awards under our ICP for fiscal 2019 and our performance compared to those goals:

	ICP Organic Sales Growth Measure[1]			ICP Adjusted EPS Measure[2]			ICP Return on Invested Capital Measure[3]			ICP Segment Operating Earnings Measure ($ in millions)[4]			ICP Free Cash Flow Measure ($ in millions)[5]		
	Goal	Performance	Difference	Goal	Performance	%	Goal	Performance	Difference	Goal	Performance	%	Goal	Performance	%
Company	5.2%	2.8%	(2.4 pts.)	$9.05	$8.73	96.5%	34.0%	34.8%	0.8 pts.				$1,120	$1,085	96.9%
Architecture & Software	5.3%	1.5%	(3.8 pts.)							$945	$877	92.8%			
Control Products & Solutions	5.2%	3.8%	(1.4 pts.)							$597	$605	101.3%			

(1) Sales for the Company as used for ICP purposes is a non-GAAP financial measure and excludes the effect of changes in currency exchange rates ($157 million unfavorable) and acquisitions ($2 million favorable). Sales for Architecture & Software excludes the effect of changes in currency exchange rates ($76 million unfavorable) and acquisitions ($2 million favorable). Sales for Control Products & Solutions excludes the effect of changes in currency exchange rates ($81 million unfavorable). We use sales excluding the effect of changes in currency exchange rates and acquisitions as one measure to monitor and evaluate our performance. We measure the currency impact on sales as the difference between local currency sales translated to U.S. dollars using the average of the prior year GAAP rates versus local currency sales translated to U.S. dollars using current year GAAP rates.

(2) *Adjusted EPS is a non-GAAP measure that excludes non-operating pension and postretirement benefit (credit) cost, and changes in fair value of investments, including their respective tax effects. The Company defines non-operating pension and postretirement benefit (credit) cost consistent with ASU 2017-07 as all other components excluding service cost. In 2019, the Adjusted EPS used for ICP purposes also excluded $0.06 related to acquisition and joint venture set-up costs. Historically, exclusions to Adjusted EPS for ICP purposes have been both positive, such as in 2019, and negative, such as benefits from lower tax rates under the Tax Act in 2018.*

(3) *For a complete definition and explanation of our calculation of return on invested capital, see Supplemental Financial Information on page 70. In 2019, the Adjusted ROIC used for ICP purposes excluded adjustments related to our investment in PTC ($347 million loss, net of tax), and adjustments for costs related to the acquisition of Emulate3D and set-up costs for the Sensia joint venture ($7 million, net of tax). Adjustments related to investment gains and losses can be positive or negative in any particular year. In 2018, the Adjusted ROIC used for ICP purposes excluded a gain related to our investment in PTC ($68 million gain, net of tax).*

(4) *In 2019, the operating earnings used for ICP purposes for Architecture & Software excluded the costs related to the acquisition of Emulate3D ($2 million) and for Control Products & Solutions excluded the costs related to the set-up of the Sensia joint venture ($6 million). Information regarding how we define segment operating earnings is set forth in Note 17, Business Segment Information, to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2019.*

(5) *We calculated free cash flow, a non-GAAP performance measure, for ICP purposes as cash provided by continuing operating activities ($1,182 million), minus capital expenditures ($133 million), plus cash payments related to the settlement of the treasury locks ($36 million) as disclosed in Note 6, Long-term and Short-term debt, to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2019. Our definition of free cash flow for ICP purposes takes into consideration capital investments required to maintain the operations of our businesses and execute our strategy. Cash provided by continuing operating activities adds back non-cash depreciation expense to earnings but does not reflect a charge for necessary capital expenditures. We use free cash flow as one measure to monitor and evaluate performance. Our definition of free cash flow may differ from definitions used by other companies.*

LONG-TERM INCENTIVES

The principal purpose of our long-term incentives is to reward management for creating shareowner value and to align the financial interests of management and shareowners. The creation of shareowner value is important not only in absolute terms, but also relative to the value created as compared to other investment alternatives available to our shareowners. Our practice is to make annual grants of LTI awards to executives using a combination of stock options, performance shares and restricted stock.

As a critical element of our executive compensation program, long-term incentives make up the largest component of total pay for our NEOs. We establish long-term incentive values at the median (50th percentile) of the Major Companies, the same process we use to establish base salary guidelines and ICP target opportunities. The companies used in determining these values are included in the Willis Towers Watson and Aon Hewitt executive compensation databases described above.

The Compensation Committee then considers a variety of factors in determining whether actual grant date values for LTI awards should deviate from the guidelines. These factors include:

- the Company's recent financial performance;
- changes in market long-term incentive grant practices;
- share availability and usage patterns at the Company;
- individual performance and scope of an individual's role; and
- internal equity and retention.

The Compensation Committee uses its judgment in considering these factors to ensure there is a strong correlation between pay and performance, a theme prevalent throughout the executive pay program. Actual realized values from these grants will reflect changes in Company stock price over time and how the Company's stock price performs relative to the S&P 500 Index.

We generally make LTI grants near the beginning of each fiscal year at the same time the Compensation Committee performs its annual management performance evaluation and takes other compensation actions. Annual equity grants for officers occur on the same date as our annual equity grants for our other professional and managerial employees, which in fiscal 2019 was the date of the Compensation Committee's December 2018 meeting. As the grant date for our annual LTI awards generally occurs on the day the Compensation Committee meeting is held in the first quarter of our fiscal year, the grant date is set in advance when the schedule of Compensation Committee meetings is arranged. We do not grant equity awards in anticipation of the release of material non-public information. Similarly, we do not time the release of information based on equity award grant dates.

The Compensation Committee approves all equity grants for individual officers, and the CEO recommends to the Compensation Committee the equity grants for other executives in total as a group. We also at times award equity grants to new executives as they are hired or promoted during the year. These grants are approved by the Compensation Committee or through CEO delegation, and the grant date is the date the Compensation Committee or CEO approves the grant or, if later, the start date for a new executive or promotion date.

In fiscal 2019, the overall structure of our long-term incentives program for executives continued to have three components. We granted stock options, performance shares and restricted stock at approximately 45%, 40% and 15% of the total LTI value, respectively. This allocation of equity awards takes into account a review of market practice as well as our pay for performance philosophy and strong emphasis on shareowner value creation.

STOCK OPTIONS

We believe that stock options are an appropriate vehicle to reward management for increases in shareowner value, as they provide no value if our share price does not increase. Our stock option grants vest in 1/3 increments at one, two and three years after the grant date and have a 10-year life. The exercise price of all stock option grants is the fair market value of our stock at the close of trading on the date of the grant. Our long-term incentives plan does not allow us to reprice stock options. Stock options granted to executives and other employees during fiscal 2019 represented approximately 0.8% of outstanding common shares at the end of fiscal 2019. Total options outstanding at the end of fiscal 2019 were approximately 3.7% of outstanding shares at the end of fiscal 2019. The Compensation Committee takes these figures into account when determining the annual stock option grants.

PERFORMANCE SHARES

Performance shares are designed to reward management for our relative performance compared to the companies in the S&P 500 Index over a three-year period. The payouts of performance shares granted will be made in shares of our common stock or cash, as determined by the Compensation Committee, and will range from 0% to 200% of the target number of shares awarded based on our TSR compared to the TSR of the companies in the S&P 500 Index over a three-year period.

	Threshold	Target	Maximum
Rockwell Automation TSR Performance Relative to S&P 500 Index over a Three-Year Period	30th Percentile	60th Percentile	75th Percentile
Percent of Target Shares Earned	0%	100%	200%

The number of shares earned will be interpolated for results between those percentiles. If performance shares are earned but TSR is negative, the amount of shares earned will be reduced by 50%.

RESTRICTED STOCK

We grant restricted shares primarily in order to retain high quality executives. Accordingly, restricted shares do not vest until three years after the grant date.

PERQUISITES

During fiscal 2019, our officers received a very limited perquisite package that included personal liability insurance, annual physicals, recreational activities at Board retreats, and, if applicable, relocation assistance and expatriate benefits. Upon retirement, officers may elect to continue the personal liability insurance coverage at their own expense. On occasion, and with the approval of our CEO, an officer may have his or her family member accompany them on the Company plane when traveling on business. Personal use of the Company plane is generally prohibited except as pre-approved by the CEO. If the executive's or the family member's travel is personal, the executive incurs taxable income for that travel. We do not in any way compensate the officer for any income tax owed for any personal travel.

OTHER

With regard to other benefits, our NEOs receive the same benefits as other eligible U.S. salaried employees. They participate on the same basis as other eligible U.S. salaried employees in:

- our health and welfare plans, pension plan and 401(k) savings plan;
- our non-qualified pension and savings plans use the same formulas as our qualified plans and provide benefits that may not be paid under our qualified plans due to limitations under the Internal Revenue Code of 1986, as amended (the Code); and
- our deferred compensation plan (this plan offers investment measurement options similar to those in our 401(k) savings plan and does not have any guaranteed rates of return).

COMPENSATION DEDUCTIBILITY

The Tax Cuts and Jobs Act of 2017 enacted significant changes to Section 162(m) of the Code effective for our fiscal year 2019, including the repeal of the "performance-based" compensation exemption and the expansion of the definition of "covered employees" to include the chief financial officer position as well as any person who ever was a covered employee for any prior taxable year beginning after December 31, 2016. As a result of these changes, we expect that compensation to NEOs in excess of $1 million will not be deductible by the Company unless it qualifies for limited transition relief that applies to certain arrangements in place as of November 2, 2017 that have not been materially modified on or after that date. Deductibility under Section 162(m) of the Code is one of many factors the Company takes into account in determining executive officer compensation.

CHANGE OF CONTROL AND SEVERANCE

We have change of control agreements with each of the NEOs and certain other officers. These agreements are effective if there is a change of control (as defined in the agreements) on or before September 30, 2022. These agreements are reviewed and renewed every three years.

There are two main purposes of these agreements.

■ First, they provide protection for the executive officers who would negotiate any potential acquisition of the Company, thus encouraging them to negotiate a good outcome for shareowners without concern that their negotiating stance will put at risk their financial situation immediately after an acquisition.

■ Second, the agreements seek to ensure continuity of business operations during times of potential uncertainty by removing the incentive to seek other employment in anticipation of a possible change of control.

In short, they seek to ensure that we may rely on key executives to continue to manage our business consistent with the

Company's best interests despite concerns for personal risks. We do not believe these agreements encourage our executives to favor or oppose a change of control. We believe these agreements strike a balance where the amounts are neither so low to cause an executive to oppose a change of control nor so high as to cause an executive to favor a change of control.

For a description of the value of the change of control agreements, see "Potential Payments Upon Termination or Change of Control."

In the case of terminations other than those to which our change of control agreements apply, we have no severance agreements in place with the NEOs. However, in the past we have at times entered into severance agreements with executives upon termination of their employment with the terms and conditions depending upon the individual circumstances of the termination, the transition role we expect from the executive, and our best interests.

STOCK OWNERSHIP POLICY

We believe our focus on pay for performance is sharpened by aligning closely the financial interests of our officers with those of shareowners. Accordingly, our stock ownership policy sets the following minimum ownership requirements for our officers. Officers must meet these requirements within five years after becoming an officer and are expected to make progress at the rate of 20% of target each year.

	Common Stock Market Value (Multiple of Base Salary)
Chief Executive Officer	5
Senior Vice Presidents	3

Shares owned directly (including restricted shares) or through our savings plans (including share equivalents under our non-qualified savings plans) and the after-tax value of vested

unexercised stock options are considered in determining whether an officer meets the requirements, except that no more than 50% of the requirements can be met by the after-tax value of vested unexercised stock options. If officers fall behind expected progress or fail to maintain their required level of ownership, they may not sell any shares of Company common stock until the ownership requirements are met, except that when exercising options or upon vesting of restricted or performance shares, they may sell shares to cover the award price and applicable taxes and are required to retain the net shares until the ownership requirements are met. Also, if an NEO subject to the requirements does not make appropriate progress to meet the requirements, the NEO's future LTI grants may be adversely affected.

As of November 1, 2019, all NEOs met, or are on pace to meet, the stock ownership requirements.

OFFICER TRADING REQUIREMENTS

Under our trading procedures, officers may not engage in any transactions involving Company securities, including gifts and option exercises, without first obtaining pre-clearance of the transaction from our General Counsel or Assistant Secretary. Generally, trading is only permitted during announced trading periods. Employees subject to trading restrictions, including officers, may enter into a trading plan under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (Exchange Act), that would allow trades outside a trading period. Our policy on Rule 10b5-1 trading plans requires (i) plans to be entered into during an open trading window, (ii) trades to occur during a trading window unless the plan uses a limit price or is used to pay taxes

on equity vesting outside a window, (iii) a 60-day wait before the first trade can occur (unless the trade is to cover taxes on equity vesting before then), and (iv) Company approval. Plans can be amended only during an open trading window and cannot be terminated except in extraordinary circumstances, subject in both cases to approval by our General Counsel. We also have (a) an anti-hedging policy that prohibits employees from engaging in any transaction that is designed or intended to hedge or otherwise limit exposure to decreases in the market value of Company stock and (b) an anti-pledging policy that prohibits officers from pledging Company securities.

RECOUPMENT POLICY, CLAWBACKS AND OTHER POST-EMPLOYMENT PROVISIONS

The Company entered into agreements with Mr. Moret when he became CEO in July 2016 and Mr. Goris when he became CFO in February 2017, with respect to the reimbursement (or clawback) of certain compensation if the Company is required to restate any financial statements due to material noncompliance with the financial reporting requirements under the federal securities laws. In 2013, we also adopted a recoupment policy that provides that if the Company is required to restate any financial statements for periods from and after fiscal year 2013 due to the Company's material noncompliance with any financial reporting requirements under the federal securities laws, the Company will recover, as determined by the Compensation Committee, from the CEO and CFO any incentive- or equity-based compensation received by the executives from the Company during the

12 months following the public filing of such financial statements and any profits realized by the executives on the sale of Company securities during that 12-month period. Incentive compensation subject to clawback or recoupment includes: ICP, equity-based compensation received, profits realized from the sale of securities of the Company, and other incentive-based compensation.

In addition, our stock option agreements for officers contain certain post-employment restrictive covenants, including two-year non-competition and non-solicitation covenants, that give the Company the right, in the event of a breach, to recoup the gain on any shares of Company common stock acquired upon exercise of any Company stock options during the two years before the date of the officer's retirement or other termination of employment.

COMPENSATION OF PRESIDENT AND CEO

The Board elected Blake D. Moret as the Company's President and CEO effective July 1, 2016 and as Chairman of the Board effective January 1, 2018. Mr. Moret's salary was increased 2.7% from $1,100,000 to $1,130,000 during fiscal 2019. The Compensation Committee positioned his salary to approximate the median for CEOs as compared to the Major Companies, using regression analyses developed by the Survey Providers based on our sales.

Mr. Moret's ICP target as a percentage of base salary effective for fiscal 2019 was 120% and Mr. Moret was awarded an ICP payment of $1,105,600 for fiscal 2019 in December 2019. Mr. Moret's payment was 82% of his target annual incentive compensation. This is the same payout as other ICP participants on the Company plan. In determining Mr. Moret's 2019 ICP award, the Compensation Committee considered:

- Company performance compared to our operating goals and objectives;
- information on Mr. Moret's annual cash compensation compared to annual cash compensation of CEOs in our market data; and
- ICP awards to other NEOs.

For the performance period October 1, 2016 to September 30, 2019, 77% of the target number of performance shares were earned, resulting in 6,592 shares vesting for Mr. Moret on December 6, 2019.

For fiscal 2019, Mr. Moret was granted stock options for 69,200 shares, 13,260 performance shares at target and 4,380 restricted shares with a grant date fair value of $5,057,901. This amount was determined using the valuation method described in the Grants of Plan-Based Awards Table. The anticipated value of this grant was 11.7% higher than grant date fair value of equity awards granted to Mr. Moret in fiscal 2018 and was set by the Compensation Committee based on the following considerations:

- *Information on Mr. Moret's total compensation compared to the total compensation of CEOs of the market data.* For long-term incentives, the results of the Survey Providers' databases were used for conducting the comparison. The data showed that

Mr. Moret's total compensation and LTI compensation are consistent with our compensation philosophy to meet competitive norms over two to three years following a significant promotion and to recognize development in his role;

- *Internal comparisons with the other NEOs.* Mr. Moret's pay relative to the other NEOs is in line with the survey data of CEOs relative to other NEOs of the Major Companies in the Survey Providers' database using the regression analyses developed by the Survey Providers based on our sales. Mr. Moret's pay is higher than the other named executive officers due to his greater level of responsibility and accountability, consistent with market practices that follow a similar pattern;

- *Historical information regarding Mr. Moret's long-term compensation opportunities.* This information indicated that Mr. Moret's long-term compensation opportunities have yielded significant realized and unrealized value for Mr. Moret, particularly with respect to equity awards. The value reflects Mr. Moret's long service to the Company, and most importantly, the returns to our shareowners. We believe this is in line with the creation of shareowner value objective of our pay-for-performance philosophy; and

- *Mr. Moret's past and expected future contributions to our long-term performance.* The Compensation Committee believes that Mr. Moret has contributed significantly to our growth and profitability this fiscal year and is expected to continue to contribute to our success for the benefit of shareowners, customers and other stakeholders.

The following line graph compares the cumulative TSR on our common stock against the cumulative total return of the S&P 500 Index and the S&P Electrical Components & Equipment Index for the period of five years from October 1, 2014 to September 30, 2019, assuming in each case a fixed investment of $100 at the performance of the respective closing prices on September 30, 2014 and reinvestment of all dividends. Our cumulative 5-year performance aligned with the S&P 500 Index and outpaced the S&P Electrical Components & Equipment benchmark, both over the same period.



Comparison of Five-Year Cumulative Total Return
Rockwell Automation, S&P 500 Index & S&P Electrical Components & Equipment

The cumulative total returns on Rockwell Automation common stock and each Index as of each September 30, 2014-2019 plotted in the above graph are as follows:

	9/30/2014	9/30/2015	9/30/2016	9/30/2017	9/30/2018	9/30/2019
Rockwell Automation*	$100.00	$94.51	$116.98	$173.79	$186.37	$167.66
S&P 500 Index	$100.00	$99.39	$114.72	$136.07	$160.44	$167.27
S&P Electrical Components & Equipment	$100.00	$83.01	$102.68	$123.34	$142.89	$147.68
Cash dividends per common share	$2.32	$2.60	$2.90	$3.04	$3.51	$3.88

* Includes the reinvestment of all dividends in our common stock.

We believe the returns to shareowners shown in this graph indicate that our pay-for-performance philosophy and our emphasis on long-term incentives are aligned with the interests of shareowners, and that Mr. Moret's compensation is appropriate given both the fiscal 2019 and long-term performance of our Company.

COMPENSATION OF OTHER NAMED EXECUTIVE OFFICERS

In determining the compensation for Messrs. Goris, Kulaszewicz, and Wlodarczyk and Ms. House we considered:

- the market data for their positions;
- internal equity with other officers;
- salary increase plans for other employees; and
- our performance and the performance of their business segments and regions (where applicable) as well as their performance compared to their operating and leadership objectives.

The Committee determined that the salaries for Messrs. Goris, Kulaszewicz, and Wlodarczyk and Ms. House would increase to $577,700, $680,500, $512,500, and $539,300, respectively, effective December 24, 2018, during fiscal 2019.

In determining the fiscal 2019 ICP payouts for Messrs. Goris, Kulaszewicz, and Wlodarczyk and Ms. House, the following factors were considered:

- Company and business unit performance compared to pre-established financial goals;
- each officer's achievement of individual goals and objectives; and

- certain subjective assessments of leadership acumen and the individual's expected future contributions.

Despite strong ROIC and Control Products & Solutions Operating Earnings performance, we achieved results below the target goals for all other measures resulting in fiscal 2019 ICP awards below target for our NEOs. As a result, in December 2019, Messrs. Goris, Kulaszewicz, and Wlodarczyk and Ms. House were awarded ICP payments of $329,700, $410,000, $205,700, and $274,900, respectively, which represent awards that were 82%, 86%, 57%, and 82%, of target, respectively.

For the performance period October 1, 2016 to September 30, 2019, 77% of the target number of performance shares were earned resulting in 324, 2,449, and 362 shares vesting, respectively, for Messrs. Goris, Kulaszewicz, and Wlodarczyk on December 6, 2019. Ms. House was not employed at the time of the December 6, 2016 grant date.

On December 4, 2018, Mr. Goris was granted stock options for 19,400 shares, 3,720 performance shares at target and 1,230 restricted shares with an aggregate grant date fair value of $1,418,727; Mr. Kulaszewicz was granted stock options for 18,000 shares, 3,450 performance shares at target and 1,140 restricted shares with an aggregate grant date fair value of

$1,315,892; and Mr. Wlodarczyk and Ms. House were each granted stock options for 13,900 shares, 2,660 performance shares at target and 880 restricted shares with an aggregate grant date fair value of $1,015,458. Consistent with our executive compensation philosophy, in determining these grants, the following factors were considered:

- information on the officers' total compensation compared to the compensation of similar positions at the Major Companies in

- the Willis Towers Watson executive compensation database, using a regression analysis developed by Willis Towers Watson based on our sales;

- internal comparisons with other officers;

- historical information regarding their long-term compensation opportunities; and

- past and expected future contributions to our long-term performance.

CHANGES IN COMPENSATION PROGRAM FOR FISCAL 2020

At our 2019 Annual Meeting of Shareowners, 89% of the outstanding shares entitled to vote at the meeting approved the compensation of our NEOs on an advisory basis. Based on this strong endorsement, the Compensation Committee did not implement significant changes in our executive compensation program as a result of such vote. We have changed our compensation review process during fiscal 2019, but this change was not used to make 2019 compensation decisions. Beginning in fiscal 2020, the compensation review process was changed to adopt a defined executive compensation peer group to benchmark executive pay levels and practices. The Compensation Committee believes it is important to clearly understand the relevant market for executive talent to inform its decision-making and ensure that our executive compensation program supports our recruitment and retention needs.

Following a rigorous process, which included our independent consultant, the Compensation Committee selected companies for inclusion in this peer group (the Compensation Peer Group), based on similarity of industry business focus (includes blend of Industrial Machinery, Electronic Components and Manufacturing Services, and Technology Hardware and Software) and comparable revenue size (0.5 to 2 times our revenue), with market capitalization levels also reviewed and considered. The Compensation Peer Group data was used in conjunction with custom industry market data based on specific industry sectors that best represent our labor market. This benchmark is also size-adjusted based on revenue when benchmarking each compensation component and total target compensation. Our percentage ranking versus the Compensation Peer Group or custom industry benchmarks are near to or above the median revenue. We believe these compensation review process changes provide a more appropriate benchmark that reflects where we compete for talent and aligns to best practices in the market. As explained earlier, benchmark information is used as one of many factors considered by the Committee when making compensation decisions.

BASE SALARY

In fiscal 2020, the salaries for Messrs. Moret, Goris, Kulaszewicz, and Wlodarczyk and Ms. House will be increased effective December 23, 2019 to $1,163,900, $600,000, $700,900, $538,100 and $555,300, respectively. The new base salaries represent annual increases of 3.0% each for Messrs. Moret and Kulaszewicz and Ms. House. The new base salaries represent annual increases of 3.9% and 5.0% for Messrs. Goris and Wlodarczyk, respectively, consistent with our compensation philosophy to bring pay closer to market competitive levels over two to three years following a significant promotion and to recognize development in their roles.

ANNUAL INCENTIVE COMPENSATION

Beginning in fiscal 2020, all of our NEOs', including the leaders of our business segments, annual incentive compensation measures will be based upon Company performance. For fiscal 2020, NEOs' annual incentive compensation measures will be subject to ICP financial measures that remain the same as in fiscal 2019 (sales, Adjusted EPS, free cash flow, and ROIC) in recognition of our belief that all executives should be focused on company-wide performance.

Target amounts will generally be earned under our ICP if we achieve our financial goals for the year, and maximum payouts will be earned if we significantly exceed the goals. In determining the payout curves, the Compensation Committee considered:

- actual fiscal 2019 performance,
- the rate of growth required to achieve our goals, and
- the impact of global macroeconomic factors on the Company's business prospects.

The Compensation Committee retains the discretion to modify the formula award based on its assessment of our performance. The Compensation Committee has set an Adjusted EPS threshold for minimum payout equal to fiscal 2019 Adjusted EPS performance.

Effective for fiscal 2020, the target as a percentage of base salary for Messrs. Moret and Goris was increased to 130% and 80%, respectively.

LONG-TERM INCENTIVES

For the fiscal 2020 grants, the overall structure of our LTI program remains unchanged. We calculated the number of options, performance shares and shares of restricted stock using the closing price of our common stock on December 5, 2019, which was the date of grant. The exercise price of options continues to be the closing price on the date of the grant. The Compensation Committee approved at its December 2019 meeting the following grants of equity awards to the NEOs for fiscal 2020:

Name	Options	Performance Shares	Shares of Restricted Stock
Blake D. Moret	70,200	8,650	4,280
Patrick P. Goris	21,400	2,630	1,300
Frank C. Kulaszewicz	16,300	2,010	1,000
Francis S. Wlodarczyk	13,800	1,700	840
Rebecca W. House	12,600	1,550	770

The performance shares and restricted stock grant agreements have terms and conditions that are the same as the grants made in fiscal year 2019. See footnotes 2 and 4 to the Grants of Plan-Based Awards Table.

SUMMARY COMPENSATION TABLE

The following table sets forth the total compensation of each of the NEOs for the fiscal years ended September 30, 2019, 2018 and 2017.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4] ($)	All Other Compensation[5] ($)	Total ($)
Blake D. Moret President & Chief Executive Officer	2019	1,123,103	0	2,806,825	2,251,076	1,105,600	4,344,133	79,428	11,710,165
	2018	1,065,385	0	2,501,804	2,026,479	1,834,600	1,694,775	65,808	9,188,851
	2017	950,000	0	2,017,747	1,576,224	1,567,700	115,762	51,095	6,278,528
Patrick P. Goris Senior Vice President & Chief Financial Officer	2019	566,734	0	787,645	631,082	329,700	583,394	32,075	2,930,630
	2018	517,308	0	724,603	585,585	515,700	125,984	24,034	2,493,214
	2017	426,362	0	242,585	886,570	431,700	36,875	16,908	2,041,000
Frank C. Kulaszewicz Senior Vice President	2019	677,397	0	730,352	585,540	410,000	1,905,302	33,347	4,341,938
	2018	641,240	0	724,603	585,585	599,900	461,133	31,734	3,044,195
	2017	618,000	0	749,549	586,032	604,200	151,060	31,560	2,740,401
Francis S. Wlodarczyk Senior Vice President	2019	509,626	0	563,291	452,167	205,700	950,729	138,131	2,819,644
Rebecca W. House Senior Vice President, General Counsel & Secretary	2019	526,013	0	563,291	452,167	274,900	—	71,873	1,888,244

(1) Amounts in this column represent the grant date fair value of restricted stock and performance share awards granted calculated in accordance with U.S. GAAP. The grant date fair value of restricted stock was $171.46, $192.86, $149.41, and $136.40 per share for December 4, 2018, December 8, 2017, February 7, 2017, and December 6, 2016, respectively. Performance share awards are valued at the target number of shares with a grant date fair value of $155.04, $219.04, and $174.37, for 2019, 2018, and 2017, respectively. The assumptions applicable to these valuations are set forth in Note 12, Share-Based Compensation, to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2019. The amounts shown may not correspond to the actual value that may be realized by the NEOs. If the performance share awards are valued at two times the target number of shares (the maximum potential payout), then for fiscal 2019 the stock award amount would increase by $2,055,830, $576,749, $534,888, $412,406, and $412,406, for Messrs. Moret, Goris, Kulaszewicz, and Wlodarczyk and Ms. House, respectively. For additional information on awards made in fiscal 2019, see the Grants of Plan-Based Awards Table and Outstanding Equity Awards Table.

(2) Amounts in this column represent the grant date fair value of option awards granted calculated in accordance with U.S. GAAP. The grant date fair value was $32.53, $35.49, $28.46, and $25.26 per share for December 4, 2018, December 8, 2017, February 7, 2017, and December 6, 2016, respectively. The assumptions applicable to these valuations are set forth in Note 12, Share-Based Compensation, to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2019. The amounts shown may not correspond to the actual value that may be realized by the NEOs. For additional information on awards made in fiscal 2019, see the Grants of Plan-Based Awards Table and Outstanding Equity Awards Table.

(3) This column represents amounts paid under our ICP for performance in the fiscal year. For more information about our ICP, see the "Compensation Discussion and Analysis" and Grants of Plan-Based Awards Table.

(4) We do not pay "above market" interest on non-qualified deferred compensation; therefore, this column reflects changes in pension values only. Our NEOs, excluding Ms. House as she was hired after the plans were closed to new participants (July 1, 2010), participate in two pension plans with the same requirements and benefits as other employees hired or rehired before July 1, 2010. The changes in pension value amounts for each year represent the difference from September 30 of the prior year to September 30 of each year in the actuarial present value of the NEOs accrued pension benefit at their unreduced retirement age under our qualified and non-qualified pension plans. These amounts are based on benefits provided by the plan formula described on page 49 and converted to a present value using a discount rate which was 3.30% in fiscal 2019, 4.35% in fiscal 2018, and 3.90% in fiscal year 2017. For information on the formula and assumptions used to calculate these amounts, see the Pension Benefits Table.

(5) This column represents the Company matching contributions for the NEOs under our savings plans, cash dividends paid on restricted stock held, and for Ms. House, a 4% non-elective contribution (NEC) (for information on NEC, see Pension Benefits Table and Non-Qualified Deferred Compensation sections below). The aggregate amount of personal benefits and perquisites provided to each NEO during fiscal 2019, 2018, and 2017 is less than $10,000 and, therefore, not included in All Other Compensation except for Mr. Wlodarczyk. The amount for Mr. Wlodarczyk includes payments related to the Company's standard relocation assistance program, tax assistance as part of the Company's standard expatriate program for his international assignment in Belgium that ended in 2014, and personal liability insurance.

ALL OTHER COMPENSATION TABLE

The following table describes each element of the All Other Compensation column in the Summary Compensation Table for fiscal 2019.

Name	Value of Company Contributions to Savings Plans[1] ($)	Dividends on Restricted Stock[2] ($)	Tax Gross Up[3] ($)	Perquisites[4] ($)	Total ($)
Blake D. Moret	33,692	45,736	—	—	79,428
Patrick P. Goris	19,834	12,241	—	—	32,075
Frank C. Kulaszewicz	18,700	14,647	—	—	33,347
Francis S. Wlodarczyk	17,260	5,665	89,648	25,558	138,131
Rebecca W. House	56,353	15,520	—	—	71,873

(1) This column includes the Company matching contributions to the NEOs' 401(k) savings plan and non-qualified savings plan accounts and for Ms. House, a 4% non-elective contribution of $38,500 as she was hired after July 1, 2010. This is consistent with the practice we use for all eligible employees. For information on our Company match and NEC, see Pension Benefits Table and Non-Qualified Deferred Compensation sections below.

(2) This column represents cash dividends paid on restricted shares held by the NEOs.

(3) This column represents the incremental cost to the Company for tax assistance related to the Company standard expatriate package for Mr. Wlodarczyk's international assignment in Belgium that ended in 2014.

(4) The aggregate amount of personal benefits and perquisites provided to each NEO during fiscal 2019, 2018, and 2017 is less than $10,000 and, therefore, not included in All Other Compensation except for Mr. Wlodarczyk. Payments to Mr. Wlodarczyk were related to his relocation assistance and personal liability insurance are included based on the incremental cost to the Company for those benefits.

GRANTS OF PLAN-BASED AWARDS TABLE

The following table provides information about equity and non-equity awards made to the NEOs in fiscal 2019.

Name	Grant Type	Grant Date[3]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards[4]: Number of Shares of Stock or Units (#)	All Other Option Awards[5]: Securities Underlying Options (#)	Exercise or Base Price of Option Awards[6] ($ / Sh)	Grant Date Fair Value of Stock and Option Awards[7] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Blake D. Moret	Incentive Compensation	12/4/2018	0	1,356,000	2,712,000							
	Performance Shares	12/4/2018				0	13,260	26,520				2,055,830
	Restricted Shares	12/4/2018							4,380			750,995
	Stock Options	12/4/2018								69,200	171.46	2,251,076
Patrick P. Goris	Incentive Compensation	12/4/2018	0	404,390	808,780							
	Performance Shares	12/4/2018				0	3,720	7,440				576,749
	Restricted Shares	12/4/2018							1,230			210,896
	Stock Options	12/4/2018								19,400	171.46	631,082
Frank C. Kulaszewicz	Incentive Compensation	12/4/2018	0	476,350	952,700							
	Performance Shares	12/4/2018				0	3,450	6,900				534,888
	Restricted Shares	12/4/2018							1,140			195,464
	Stock Options	12/4/2018								18,000	171.46	585,540
Francis S. Wlodarczyk	Incentive Compensation	12/4/2018	0	358,750	717,500							
	Performance Shares	12/4/2018				0	2,660	5,320				412,406
	Restricted Shares	12/4/2018							880			150,885
	Stock Options	12/4/2018								13,900	171.46	452,167
Rebecca W. House	Incentive Compensation	12/4/2018	0	337,063	674,126							
	Performance Shares	12/4/2018				0	2,660	5,320				412,406
	Restricted Shares	12/4/2018							880			150,885
	Stock Options	12/4/2018								13,900	171.46	452,167

(1) *These columns show the potential value of the cash payout for each named executive officer under the ICP for fiscal 2019 if the threshold, target and maximum goals are met. For each named executive officer, an incentive compensation target equal to a percentage of the individual's base salary is set at the beginning of the year. Amounts shown are based on base salary at September 30, 2019. Actual ICP payments may be higher or lower than the target based on financial, operating and individual performance. The Compensation Committee has discretion to change the amount of any award irrespective of whether the measures are met. Incentive compensation payments under the Senior ICP may not exceed 1% of our applicable net earnings (as defined in the Senior ICP). However, consistent with our other ICP participants, payouts are capped at twice the individual's ICP target.*

(2) These columns show the threshold, target and maximum payouts under performance shares awarded during fiscal year 2019. The payout in respect of these performance shares will be made in shares of our common stock and/or cash in an amount determined based on the TSR of our common stock, assuming reinvestment of all dividends, compared to the performance of companies in the S&P 500 Index for the period from October 1, 2018 to September 30, 2021, if the individual continues as an employee until the third anniversary of the grant date (subject to provisions relating to the grantee's death, disability or retirement or a change of control of the Company). The payouts will be at zero, the target amount and the maximum amount if our TSR is equal to or less than the 30th percentile, equal to the 60th percentile and equal to or greater than the 75th percentile of the TSR of companies in the S&P 500 Index, respectively, over the applicable three-year period, with the payout interpolated for results between those percentiles. We use the 20-trading day average trading price of our common stock ending September 30 to determine the starting price and the final TSR. The potential value of a payout will fluctuate with the market value of our common stock.

(3) In fiscal 2019, annual equity grants were made to all NEOs at the Compensation Committee meeting on December 4, 2018.

(4) This column shows the number of shares of restricted stock granted in fiscal 2019 to the named executive officers. The restricted stock vests three years from the grant dates, provided the individual is still employed by the Company on that date. Restricted stock owners are entitled to any cash dividends paid, but are not entitled to any dividends paid in shares until the restricted shares vest. Cash dividends are paid at the Company's regular dividend rate. The grant date fair value of the awards granted on December 4, 2018 was $171.46 per share computed in accordance with U.S. GAAP and the assumptions set forth in Note 12, Share-Based Compensation, to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2019.

(5) This column shows the number of stock options granted in fiscal 2019 to the named executive officers under our 2012 Long-Term Incentives Plan, as amended. The options vest and become exercisable in three substantially equal installments beginning one year after the grant date. The grant date fair value of the awards granted on December 4, 2018 computed in accordance with U.S. GAAP was $32.53 per share. This amount was calculated using the Black-Scholes pricing model and the assumptions set forth in Note 12, Share-Based Compensation, to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2019.

(6) This column shows the exercise price for stock options granted, which was the closing price of our common stock on December 4, 2018, the grant date of the options.

(7) This column shows the aggregate grant date fair value of the performance share awards at target, which was based on $155.04 per share computed in accordance with U.S. GAAP and the assumptions set forth in Note 12, Share-Based Compensation, to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2019. The aggregate grant date fair value of the performance share awards at two times the target number of shares was $4,111,661, $1,153,498, $1,069,776, $824,813, and $824,813 for Messrs. Moret, Goris, Kulaszewicz, and Wlodarczyk, and Ms. House, respectively.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table provides information about equity awards made to the named executive officers that are outstanding as of September 30, 2019.

Name	Grant Date	Option Awards[1]					Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
Blake D. Moret	12/4/2018		69,200		171.46	12/4/2028	4,380	721,824	13,260	2,185,248
	12/8/2017	19,032	38,068		192.86	12/8/2027	3,500	576,800	8,340	1,374,432
	12/6/2016	41,599	20,801		136.40	12/6/2026	3,850	634,480	8,560	1,410,688
	7/1/2016	24,400			115.89	7/1/2026				
	12/3/2015	27,600			104.08	12/3/2025				
	12/2/2014	24,400			115.69	12/2/2024				
	12/4/2013	17,800			108.89	12/4/2023				
	12/6/2012	21,900			80.11	12/6/2022				
	12/1/2011	16,900			74.14	12/1/2021				
	4/1/2011	9,000			97.00	4/1/2021				
Patrick P. Goris	12/4/2018		19,400		171.46	12/4/2028	1,230	202,704	3,720	613,056
	12/8/2017	5,499	11,001		192.86	12/8/2027	1,020	168,096	2,410	397,168
	2/7/2017	18,933	9,467		149.41	2/7/2027	960	158,208	—	—
	12/6/2016	2,066	1,034		136.40	12/6/2026	190	31,312	420	69,216
	12/3/2015	3,700			104.08	12/3/2025				
	12/2/2014	3,300			115.69	12/2/2024				
	12/4/2013	2,600			108.89	12/4/2023				
	12/6/2012	3,400			80.11	12/6/2022				
Frank C. Kulaszewicz	12/4/2018		18,000		171.46	12/4/2028	1,140	187,872	3,450	568,560
	12/8/2017	5,499	11,001		192.86	12/8/2027	1,020	168,096	2,410	397,168
	12/6/2016	7,966	7,734		136.40	12/6/2026	1,430	235,664	3,180	524,064
	12/3/2015	9,800			104.08	12/3/2025				
	12/4/2013	3,900			108.89	12/4/2023				
Francis S. Wlodarczyk	12/4/2018		13,900		171.46	12/4/2028	880	145,024	2,660	438,368
	7/2/2018	1,633	3,267		167.69	7/2/2028	360	59,328		
	12/8/2017	866	1,734		192.86	12/8/2027	160	26,368	380	62,624
	12/6/2016	2,266	1,134		136.40	12/6/2026	210	34,608	470	77,456
	12/3/2015	4,100			104.08	12/3/2025				
Rebecca W. House	12/4/2018		13,900		171.46	12/4/2028	880	145,024	2,660	438,368
	12/8/2017	3,399	6,801		192.86	12/8/2027	630	103,824	1,490	245,552
	1/3/2017	9,733	4,867		138.54	1/3/2027	2,710	446,608		

(1) All option awards vest 1/3 on each of the first, second, and third anniversaries of the grant date (subject to provisions related to the grantee's death, retirement or a change of control).

(2) All restricted stock vests in full on the third anniversary of the grant date (subject to provisions related to the grantee's death, retirement or a change of control).

(3) The market value of the stock awards is based on the closing market price of our common stock as of September 30, 2019, which was $164.80.

(4) This column shows the target number of performance shares outstanding. The payout can be from 0% to 200% of the target as described in footnote 2 to the Grants of Plan-Based Awards Table. All performance shares will vest and be paid out on the third anniversary of the grant date (subject to provisions relating to the grantee's death, disability or retirement or a change of control). The performance shares awarded on December 6, 2016 were earned at 77% of target. The Compensation Committee approved at its October 2019 meeting the payout of such performance shares in shares of our common stock, which resulted in the following number of shares being delivered to the NEOs, excluding Ms. House who was not employed at the time of the December 6, 2016 grant date:

Name	Shares of Common Stock Delivered in Respect of Performance Shares Awarded on December 6, 2016 and Vested on December 6, 2019
Blake D. Moret	6,592
Patrick P. Goris	324
Frank C. Kulaszewicz	2,449
Francis S. Wlodarczyk	362

OPTION EXERCISES AND STOCK VESTED TABLE

The following table provides additional information about stock option exercises and shares acquired upon the vesting of stock awards, including the value realized, during the fiscal year ended September 30, 2019 by the named executive officers, excluding Ms. House who was not employed at the time of the December 6, 2016 grant date.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise[1] (#)	Value Realized on Exercise[2] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[2] ($)
Blake D. Moret	—	—	14,330	2,539,351
Patrick P. Goris	—	—	1,770	315,166
Frank C. Kulaszewicz	11,800	878,630	13,420	2,389,565
Francis S. Wlodarczyk	—	—	1,980	352,559

(1) Mr. Kulaszewicz retained 3,800 shares.

(2) Based on the closing price of our common stock on the NYSE on the exercise date or vesting date, as applicable.

PENSION BENEFITS TABLE

The following table shows the present value of accumulated benefits as of September 30, 2019 payable to the named executive officers under the Rockwell Automation Pension (Qualified) Plan and Rockwell Automation Pension (Non-Qualified) Plan based on the assumptions described in footnote 1 to this table.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
Blake D. Moret	Rockwell Automation Pension (Qualified) Plan	35	1,562,588	—
	Rockwell Automation Pension (Non-Qualified) Plan	35	8,594,362	—
Patrick P. Goris	Rockwell Automation Pension (Qualified) Plan	14	492,480	—
	Rockwell Automation Pension (Non-Qualified) Plan	14	801,769	—
Frank C. Kulaszewicz	Rockwell Automation Pension (Qualified) Plan	34	1,474,164	—
	Rockwell Automation Pension (Non-Qualified) Plan	34	4,644,520	—
Francis S. Wlodarczyk	Rockwell Automation Pension (Qualified) Plan	32	1,325,522	—
	Rockwell Automation Pension (Non-Qualified) Plan	32	898,657	—
Rebecca W. House[2]	Rockwell Automation Pension (Qualified) Plan	—	—	—
	Rockwell Automation Pension (Non-Qualified) Plan	—	—	—

(1) These amounts have been determined using the assumptions set forth in Note 13, Retirement Benefits, to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2019, and represent the accumulated benefit obligation for benefits earned to date, based on age, service and earnings through the measurement date of September 30, 2019.

(2) Ms. House was hired after the pension plans were closed to new participants on July 1, 2010. She is eligible for an NEC described below. Ms. House received a total NEC of $38,500 during fiscal 2019 in her Qualified and Non-Qualified Savings Plans.

The named executive officers, excluding Ms. House, participate in two pension plans with the same requirements/benefits as other employees: the Rockwell Automation Pension Plan (the Qualified Pension Plan), which is qualified under the Code, and the Rockwell Automation Non-Qualified Pension Plan (the Non-Qualified Pension Plan), which is an unfunded, non-tax-qualified plan. The Qualified Pension Plan provides retirement benefits to nearly all U.S. employees of the Company hired before July 1, 2010. The Qualified Pension Plan and the Non-Qualified Pension Plan were closed to entrants hired or re-hired on or after July 1, 2010. In place of becoming a participant in the Qualified Pension Plan and, if applicable, the Non-Qualified Pension plan, employees hired or re-hired on or after July 1, 2010, including Ms. House, will be eligible for an NEC in the Qualified and, if applicable, Non-Qualified Savings Plan. The NEC is based on a combination of age and service and the percentage contribution is outlined in the Non-Qualified Savings Plan section below. The NEC formula is the same for both the Qualified Savings Plan and the Non-Qualified Savings Plan.

The Non-Qualified Pension Plan provides benefits that may not be paid from the Qualified Pension Plan due to limitations imposed by the Code on qualified plan benefits. Non-Qualified Pension Plan benefits are provided to any U.S. salaried employee whose benefits are affected by these limits. Our policy with respect to

funding our pension obligations is to fund at least the minimum amount required by applicable laws and governmental regulations. We maintain a rabbi trust for our non-qualified plans, including the Non-Qualified Pension Plan, which we will fund in the event there is a change of control of the Company.

Effective January 1, 2011, the pension plans were amended to allow participants to elect a lump sum payment instead of an annuity option offered under the plans. The present values in the above table are determined based on assumptions required by SEC rules, which are different from those used to calculate the lump sum payment under the plans. Note that due to Code Section 409A regulations, if a named executive officer elected to receive his or her benefit from the Non-Qualified Plan in the form of a lump sum, he or she would not be eligible to receive the lump sum payment for at least five years.

For employees hired before July 1, 2010, benefits provided by both the Qualified Pension Plan and the Non-Qualified Pension Plan have the same requirements for vesting, which occurs at five years of service credit. Benefits in both plans are determined using the same formula. Named executive officers do not receive any additional service or other enhancements in determining the form, timing or amount of their benefits.

NORMAL RETIREMENT BENEFITS

- Normal retirement benefits are payable at age 65 with five years of service.

EARLY RETIREMENT WITH REDUCED BENEFITS

- Reduced early retirement benefits after 10 years of service are payable at the earlier of either:
  - age 55 or older; or
  - 75 or more points (age plus credited service equals or exceeds 75).

The reduction for early retirement benefits is determined using an actuarial equivalence with an applicable interest rate and mortality table. Currently, Messrs. Moret, Kulaszewicz, and Wlodarczyk have met the eligibility requirements for early retirement with a reduced benefit.

- An optional early distribution was added to the Qualified Pension Plan starting January 1, 2014, for those who do not meet early or normal retirement eligibility described above. The reduction in benefits is determined using an actuarial equivalence with the applicable interest rate and mortality table as used for lump sum calculations.

PENSION PLAN FORMULA

- Pension plan benefits are payable beginning at a named executive officer's normal retirement date and are determined by the following formula:
  - Two-thirds (66 2/3%) of the participant's average monthly earnings up to $1,666.67;
  - Multiplied by a fraction, not to exceed 1.00, the numerator of which is the participant's years of credited service, including fractional years, and the denominator of which is thirty-five (35);
  - Plus 1.50% of the participant's average monthly earnings in excess of $1,666.67 times the participant's years of credited service, including fractional years, up to a maximum of thirty-five (35) years;
  - Plus 1.25% of the participant's average monthly earnings in excess of $1,666.67 times the participant's years of credited service, including fractional years, in excess of thirty-five (35) years;

- Less 50% of primary Social Security benefit times a fraction not to exceed 1.00, the numerator of which is the participant's years of credited service, including fractional years, and the denominator of which is thirty-five (35).

Average monthly earnings represent the monthly average of the participant's pensionable earnings for the highest five calendar years during the last 10 calendar years while the participant was actively employed. A participant's earnings used for calculating pension plan benefits (pensionable earnings) include base salary and annual incentive compensation awards. Awards of stock options, restricted stock, performance shares and performance-based long-term cash awards, and all other cash awards are not considered when determining pension benefits.

DISABILITY PENSION BENEFITS

Disability pension benefits are available under the Qualified Pension Plan and the Non-Qualified Pension Plan to active employees before age 65 upon total and permanent disability if the participant has at least 15 years of credited service or at least 10 years of credited service with 70 points or more (age plus credited service is equal to or greater than 70). The benefit is generally calculated in the same manner as the normal retirement benefit.

PENSION BENEFITS PAYABLE TO BENEFICIARIES UPON DEATH OF A PARTICIPANT

- Pension benefits under the Qualified Pension Plan and the Non-Qualified Pension Plan are payable to the participant's beneficiaries upon the death of the participant.
- The surviving spouse will receive a monthly lifetime benefit calculated as if the participant retired and elected the 50% surviving spouse option.
- If the participant dies after starting to receive benefits, the benefit payments are processed in accordance with the benefit option selected.

- If the retiree has started monthly pension benefit payments, the beneficiary is eligible for a lump-sum death benefit equal to $150 per year of credited service up to $5,250.
- If the participant elects the lump sum payment option and the lump sum payment is made, no further benefits are provided to the beneficiary or surviving spouse upon death of the participant.

NON-QUALIFIED DEFERRED COMPENSATION

The following table provides information on our non-qualified defined contribution and other non-qualified deferred compensation plans in which all eligible U.S. salaried employees, including the named executive officers, participate, which consist of the following:

ROCKWELL AUTOMATION NON-QUALIFIED SAVINGS PLAN (THE NON-QUALIFIED SAVINGS PLAN)

Our U.S. employees, including the named executive officers, whose earnings exceed certain applicable federal limitations on compensation that may be recognized under our Qualified Savings Plan, are entitled to defer earnings on a pre-tax basis to the Non-Qualified Savings Plan. Company matching contributions that cannot be made to the Qualified Savings Plan due to applicable federal tax limits are also made to the Non-Qualified Savings Plan. Under the Qualified Savings Plan, we match half up to 7% of the employee's eligible earnings contributed to the Plan each pay period, subject to a maximum amount of earnings under applicable federal tax regulations. Earnings under the Non-Qualified Savings Plan are credited to participant accounts on a daily basis in the same manner as under the Qualified Savings Plan. Investment options are selected by the participant, may be changed daily, and include the same fund and Company stock investments that are offered by the Qualified Savings Plan. No preferential interest or earnings are provided under the Non-Qualified Savings Plan. Account balances under the Non-Qualified Savings Plan are distributed in a lump-sum cash payment within 60 days after the end of the month occurring six months, or five years if elected, after the employee terminates employment or retires.

In addition to the Company matching contributions, an NEC is provided for employees hired or rehired on or after July 1, 2010. If employed on the last day of the year, eligible employees receive an annual NEC benefit equal to eligible pay multiplied by a percentage based on "points", which equal the sum of age and years of service as of each December 31 and based on the following chart. The NEC is provided by the end of the first quarter of the following year.

Total Points (Age + Years of Service as of 12/31)	Percentage of Pay Contributed as NEC
<40	3.00%
40-59	4.00%
60-79	5.00%
80+	7.00%

All NEOs, except for Ms. House, were hired before July 1, 2010 and are not eligible for an NEC. Ms. House received a total NEC contribution of $38,500 during fiscal 2019 in her Qualified and Non-Qualified Savings Plans.

CURRENT ROCKWELL AUTOMATION DEFERRED COMPENSATION PLAN (THE DEFERRED COMPENSATION PLAN)

Our U.S. salaried employees in career band E, including the named executive officers, may elect annually to defer up to 50% of base salary and up to 100% of their annual incentive compensation award to the Deferred Compensation Plan.

MATCHING

For participants who defer base salary to the plan, we provide a matching contribution equal to what we would have contributed to the Qualified Savings Plan or Non-Qualified Savings Plan for the deferred amounts.

DISTRIBUTION ELECTIONS

- *For contributions before 2005.* Participants could opt to receive the deferred amounts on a specific date, at retirement, or in installments up to 15 years following retirement. Participants may make a one-time change of distribution election or timing (at least one year before payments would otherwise begin).
- *Contributions after January 1, 2005.* Participants may elect either a lump-sum distribution at termination of employment or installment distributions for up to 15 years following retirement. Participants may make a one-time change of the distribution election or timing (at least one year before payments would otherwise begin), provided that the changed distribution cannot begin until five years after the original distribution date.

TIMING OF DISTRIBUTIONS

- *For contributions before 2005.* We make distributions within the first 60 days of a calendar year.
- *For contributions after January 1, 2005.* We make distributions beginning in July of the year following termination or retirement. Ongoing installment payments are made in February of each year.
- *Earnings on deferrals.* Participants select investment measurement options, including hypothetical fund investments that correspond to those offered by the Qualified Savings Plan, excluding the Company's stock. Investment measurement options may be changed daily. Earnings are credited to participant accounts on a daily basis in the same manner as under the Qualified Savings Plan. No preferential interest or earnings are provided under the Deferred Compensation Plan.

NON-QUALIFIED DEFERRED COMPENSATION TABLE

Name	Executive Contributions in Last Fiscal Year[1] ($)	Registrant Contributions in Last Fiscal Year[2] ($)	Aggregate Earnings in Last Fiscal Year[3] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End[4] ($)
Blake D. Moret	50,738	25,369	8,849	—	458,878
Patrick P. Goris	46,702	10,216	199	—	292,542
Frank C. Kulaszewicz	64,547	14,120	12,879	—	392,012
Francis S. Wlodarczyk	15,807	7,904	1,503	—	50,801
Rebecca W. House	16,450	35,725	3,627	—	100,076

(1)   These amounts include contributions made by each named executive officer to the Non-Qualified Savings Plan. These amounts are also reported in the "Salary" column in the Summary Compensation Table.

(2)   These amounts represent Company matching contributions for each named executive officer under the Non-Qualified Savings Plan. These amounts are also reported in the "All Other Compensation" column in the Summary Compensation Table and as part of the "Value of Company Contributions to Savings Plans" column in the All Other Compensation Table. As noted earlier, Ms. House was hired after July 1, 2010 and does not participate in our pension plans but received an NEC of $27,500 during fiscal 2019 in her Non-Qualified Savings Plan.

(3)   These amounts include earnings (losses), dividends and interest provided on current contributions and existing balances, including the change in value of the underlying investment options in which the named executive officer is deemed to be invested. These amounts are not reported in the Summary Compensation Table as compensation.

(4)   These amounts represent each named executive officer's aggregate balance in the Non-Qualified Savings Plan at September 30, 2019. The amounts also include the contributions made by each named executive officer to the Non-Qualified Savings Plan and Deferred Compensation Plan, which are also reported in the "Salary" column of the Summary Compensation Table, and the Company matching contributions, which are also reported in the "All Other Compensation" column in the Summary Compensation Table for each fiscal year. The amounts included in the Summary Compensation Table for fiscal 2017 for Messrs. Moret, Goris, and Kulaszewicz are $61,982, $30,813, and $43,172, respectively; and for fiscal 2018 for Messrs. Moret, Goris, and Kulaszewicz are $71,333, $47,254, and $62,826, respectively; and for fiscal 2019 for Messrs. Moret, Goris, Kulaszewicz, and Wlodarczyk and Ms. House are $76,107, $56,918, 78,666, $23,710, and $52,175, respectively.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The tables and narrative below describe and quantify compensation that would become payable to the NEOs under existing plans and arrangements if the NEO's employment had terminated on September 30, 2019 for the reasons set forth below. We do not have employment agreements with the NEOs, but do have change of control agreements with Messrs. Moret, Goris, Kulaszewicz, and Wlodarczyk and Ms. House and certain other officers. There are two main purposes of these agreements.

(1)   They provide protection for the executive officers who would negotiate any potential acquisitions of the Company, thus encouraging them to negotiate a good outcome for shareowners, without concern that their negotiating stance will put at risk their financial situation immediately after an acquisition.

(2)   The agreements seek to ensure continuity of business operations during times of potential uncertainty, by removing the incentive to seek other employment in anticipation of a possible change of control.

In short, the change of control agreements seek to ensure that we may rely on key executives to continue to manage our business consistent with our best interests despite concerns for personal risks. We do not believe these agreements encourage our executives to favor or oppose a change of control. We believe these agreements strike a balance that the amounts are neither so low to cause an executive to oppose a change of control nor so high as to cause an executive to favor a change of control. In addition, in the past we at times have entered into severance arrangements with executive officers upon termination of their employment, with the terms and conditions depending on the individual circumstances of the termination, the transition role we expect from the officer and our best interests. The information set forth below does not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees upon termination of employment, including unused vacation pay, distributions of balances under savings and deferred compensation plans and accrued pension benefits. The information set forth below also does not include any payments and benefits that may be provided under severance arrangements that may be entered into with any named executive officer upon termination of their employment.

We have change of control agreements with Mr. Moret, each of the other NEOs and certain other officers. These agreements become effective if there is a change of control (as defined in the agreements) on or before September 30, 2022. Each agreement provides for the continuing employment of the executive for two years after the change of control on conditions no less favorable than those in effect before the change of control. If the executive's employment is terminated by us without "cause" or if the executive terminates his or her employment for "good reason" (such as, diminution of responsibilities or a relocation) within that two year period, each agreement entitles the executive to:

- severance benefits payable as a lump sum equal to two times (three times in the case of Mr. Moret) his or her annual compensation, including target ICP;

- annual ICP payment prorated through the date of termination payable as a lump sum, based upon the average of the previous three years' ICP payments; and

- continuation of other benefits and perquisites for two years (three years in the case of Mr. Moret).

The agreements do not include a provision that entitles the executives to receive tax gross-ups related to any excise tax imposed on change of control agreements. In each change of control agreement, the executive agreed to certain confidentiality provisions.

Under the change of control agreements, a change of control would include any of the following events:

- any "person", as defined in Section 13(d)(3) or 14(d)(2) of the Exchange Act, acquires 20 percent or more of our outstanding voting securities;

- a majority of our directors are replaced by persons who are not endorsed by a majority of our directors;

- we are involved in a reorganization, merger, sale of assets or other business combination that results in our shareowners owning 50% or less of our outstanding shares or the outstanding shares of the resulting entity; or

- shareowners approve a liquidation or dissolution of the Company.

The following table provides details with respect to potential post-employment payments to the named executive officers under our change of control agreements in the event of separation due to a change of control of the Company, assuming a termination covered by the change of control agreement occurred on September 30, 2018.

Name	Cash ($)[1]	Equity ($)[2]	Pension/ NQDC ($)	Perquisites/ Benefits ($)[3]	Tax Reimbursement ($)[4]	Other ($)[5]	Total ($)
Blake D. Moret	8,960,633	7,494,220	0	49,881	0	100,000	16,604,734
Patrick P. Goris	2,389,880	1,814,823	0	33,254	0	75,000	4,312,957
Frank C. Kulaszewicz	2,851,733	2,301,070	0	33,254	0	75,000	5,261,057
Francis S. Wlodarczyk	1,969,213	875,982	0	33,254	0	75,000	2,953,449
Rebecca W. House	2,111,059	1,507,183	0	33,254	0	75,000	3,726,496

(1) This column includes the severance value, which is base salary plus target annual ICP payout multiplied by three for Mr. Moret, and multiplied by two for Messrs. Goris, Kulaszewicz, and Wlodarczyk and Ms. House. In the year of termination, the executive is also entitled to receive a prorated ICP payout based on the average of the previous three years' ICP payment (fiscal years 2017, 2018 and 2019). These amounts are $1,502,633, $425,700, $538,033, $226,713, and $358,333 for Messrs. Moret, Goris, Kulaszewicz, and Wlodarczyk and Ms. House, respectively.

(2) Upon a change of control of the Company and, in the case of awards granted after February 2, 2010, if (1) the executive's awards are assumed or substituted with comparable awards by the surviving company in the change of control and such executive's employment is terminated within two years of the change of control for certain specified reasons or (2) the executive's awards are not assumed or substituted with comparable awards by the surviving company in the change of control, all outstanding stock options would become fully exercisable; the restrictions on all shares of restricted stock would lapse; and grantees of performance shares would be entitled to a performance share payout equal to 100% of the target shares. The following represents the value of unvested equity awards had a change of control occurred on September 30, 2019, using the fiscal year end price of our common stock of $164.80.

Name	Unvested Stock Options ($)	Unvested Restricted Stock ($)	Performance Shares ($)
Blake D. Moret	590,748	1,933,104	4,970,368
Patrick Goris	175,063	560,320	1,079,440
Frank C. Kulaszewicz	219,646	591,632	1,489,792
Francis S. Wlodarczyk	32,206	265,328	578,448
Rebecca W. House	127,807	695,456	683,920

(3) Amounts include healthcare program subsidies provided to all employees and amounts received for personal liability insurance.

(4) Agreements do not include a provision that entitles the executives to receive tax gross-ups related to any excise tax imposed on change of control agreements.

(5) Estimated value of outplacement services.

The following table sets forth the treatment of equity-based awards upon termination of employment for the following reasons:

Reason	Options	Restricted Stock	Performance Shares[5]
Voluntary — Other than retirement[1]	*Vested* — can be exercised until the earlier of (i) three months after last date on payroll or (ii) the date the option expires *Unvested* — forfeited	**Unearned shares forfeited**	**Unearned shares forfeited**
Voluntary — Retirement[2]	If retirement occurs 12 months or more after grant date, unvested options continue to vest; otherwise all unvested options are forfeited. Vested options can be exercised until the earlier of (i) five years after retirement or (ii) the date the option expires	If retirement occurs 12 months or more after grant date and before the end of the restriction period, pro rata shares earned at retirement. If retirement occurs before 12 months after the grant date, all unearned shares forfeited	If retirement occurs 12 months or more after grant date and before the end of the performance period, pro rata shares earned at the end of the performance period. If retirement occurs before 12 months after the grant date, all unearned shares forfeited
Involuntary — Cause[1]	*Vested* — forfeited *Unvested* — forfeited	Unearned shares forfeited	Unearned shares forfeited
Involuntary — Not for cause[1]	*Vested* — can be exercised until the earlier of (i) three months after last date on payroll or (ii) the date the option expires *Unvested* — continue to vest during salary continuation period; if vesting occurs in that period, can be exercised until the earlier of (i) three months after last date on payroll or (ii) the date the option expires; remaining unvested options forfeited	Unearned shares forfeited	Unearned shares forfeited
Death[3]	All options vest immediately and can be exercised until the earlier of (i) three years after death or (ii) the date the option expires	All restrictions lapse	Shares earned on a pro rata basis at the end of the performance period
Disability[4]	*Vested* — can be exercised until the earlier of (i) three months after the employee's last date on payroll or (ii) the date the option expires *Unvested* — continue to vest during salary continuation period; if vesting occurs in that period, can be exercised until the earlier of (i) three months after last date on payroll or (ii) the date the option expires; remaining unvested options forfeited	If disability continues for more than six months, all restrictions lapse	If disability continues for more than six months, pro rata shares earned at the end of the performance period

(1) *Assuming a termination as of September 30, 2019, the NEOs would not receive any additional equity value in connection with voluntary terminations (other than retirement) or involuntary terminations (whether or not for cause).*

(2) *The value of the prorated restricted stock that is vested on an accelerated basis assuming a retirement as of September 30, 2019 for Messrs. Moret, and Kulaszewicz would be $1,141,240 and $374,426, respectively. Messrs. Goris and Wlodarczyk and Ms. House do not qualify for retirement under the terms and conditions of their equity awards as of September 30, 2019.*

(3) *The value of the unvested stock options and restricted stock that vests on an accelerated basis assuming a termination as a result of death as of September 30, 2019 for Messrs. Moret, Goris, Kulaszewicz, and Wlodarczyk and Ms. House would be $2,523,852, $735,383, $811,278, $297,534, and $823,263, respectively.*

(4) *The value of the unvested restricted stock that vests on an accelerated basis assuming a termination as a result of disability as of September 30, 2019 for Messrs. Moret, Goris, Kulaszewicz, and Wlodarczyk and Ms. House would be $1,933,104, $560,320, $591,632, $265,328, and $695,456, respectively.*

(5) *In the case of assumed terminations for retirement, death or disability as of September 30, 2019, the value of the vesting of pro rata performance shares is not determinable in such instances as the payout will be determined at the end of the applicable performance period.*

RATIO OF ANNUAL COMPENSATION FOR THE CEO TO OUR MEDIAN EMPLOYEE

As required in Item 402(u) of Regulation S-K, we have estimated the ratio of the 2019 annual total compensation of our CEO to the annual total compensation of our median employee was 202 to 1, calculated as follows:

Blake Moret, Chairman and CEO, 2019 total compensation	$11,710,165
Median employee	$57,907
Ratio	202:1

As a global organization, approximately 60% of our 23,000 employees were located outside of the United States as of September 30, 2019. The countries with our largest number of employees are the United States, Mexico, China, and Poland. Consistent with our executive compensation program, our global compensation program is designed to be competitive in terms of both the position and the geographic location in which an employee is located. We have an Annual Employee Incentive Plan that covers the majority of our non-executive or non-sales incentive employees worldwide and is linked to the executive ICP financial metrics (Organic Sales and Adjusted EPS). Additionally, the majority of our employees worldwide participate in either a Company defined-contribution or defined-benefit pension plan, a mandatory plan, or combination of these.

For purposes of the fiscal year 2019 CEO pay ratio set forth above, we used the same median employee identified with respect to our fiscal year 2018 CEO pay ratio, as there has not been a significant change in our employee population or employee compensation arrangements that we believe would significantly impact the pay ratio disclosure. We identified our median employee based on target cash compensation (base salary including overtime, if applicable, plus target annual cash incentive) of all our employees as of September 30, 2018. The median employee was employed in the United States. She was eligible for an NEC in the Qualified Savings Plan and does not participate in the Qualified Pension Plan that was closed to entrants hired or re-hired on or after July 1, 2010, as described under the Pension Benefits Table above. We calculated the median employee's compensation under the Summary Compensation Table rules and compared that to the annual total compensation of our CEO, as disclosed in the Summary Compensation Table.

ITEM 2. PROPOSAL TO APPROVE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

A proposal will be presented at the meeting asking shareowners to approve on an advisory basis the compensation of our NEOs as described in this proxy statement.

WHY YOU SHOULD APPROVE OUR EXECUTIVE COMPENSATION PROGRAM

Our compensation philosophy is designed to attract and retain executive talent and emphasize pay for performance, including the creation of shareowner value. Our compensation programs include base salary, annual incentive compensation, long-term incentives, defined benefit and defined contribution retirement plans and a limited perquisite package. We encourage shareowners to read the Executive Compensation section of this proxy statement, including the Compensation Discussion and Analysis (CD&A) and compensation tables, for a more detailed

discussion of our compensation programs and policies. We believe our compensation programs and policies are appropriate and effective in implementing our compensation philosophy and in achieving our goals with the appropriate level of risk, and that they are aligned with shareowner interests and worthy of continued shareowner support.

We believe that shareowners should consider the following in determining whether to approve this proposal.

COMPENSATION PROGRAM IS HIGHLY ALIGNED WITH SHAREOWNER VALUE

A significant portion of our executives' compensation is directly linked to our performance and the creation of shareowner value because the majority of their total direct compensation is in the form of performance-based annual and LTI awards. Our LTI consist of three forms of awards: stock options, performance

shares, and restricted stock. We believe this mix appropriately motivates long-term performance and rewards executives for both absolute gains in share price and relative performance related to TSR compared to the aggregate performance of the S&P 500 Index.

STRONG PAY-FOR-PERFORMANCE ORIENTATION

We maintain a consistent pay-for-performance approach to setting ICP targets and payouts over time have reflected this philosophy. ICP awards were above target in fiscal 2017 and 2018 because we exceeded some or all of our financial goals in those respective years. For fiscal 2015 and 2019, we did not meet all the stretch financial goals set at the beginning of those years and ICP awards were below target. For fiscal 2016, our Adjusted EPS was less than the previous year's Adjusted EPS so no ICP payout was awarded.

ALIGNMENT WITH SHAREOWNER INTERESTS

We seek to align our compensation programs with best practices that address shareowner interests.

- *TSR measure:* A significant portion of our LTI awards payout is linked to our TSR performance relative to the TSR of companies in the S&P 500 Index.
- *No tax gross-ups* on personal liability insurance, the FICA tax due on the Company's matching contributions to non-qualified plans, or the excise tax imposed on change of control agreement benefits.

- *No employment contracts:* We do not have employment contracts with any of our NEOs.
- *No repricing:* Our long-term incentives plan expressly prohibits repricing or exchanging equity awards.
- *No hedging or pledging of Rockwell Automation securities.*
- *Very limited perquisite package:* We offer very limited perquisites.

COMPENSATION PROGRAM HAS APPROPRIATE LONG-TERM ORIENTATION

Our compensation programs and policies have a long-term focus.

- *Minimum vesting for equity awards:* We encourage a long-term orientation by our executives by using minimum vesting of one-third per year over three years for options and three years for restricted stock and performance shares (one year for executives that elect retirement during the performance period).
- *Officers are subject to stock ownership requirements:* We have stock ownership requirements for officers that align the

interests of officers with the interests of shareowners. The CEO must own stock with a value of five times his base salary and each senior vice president must own stock with a value of three times his or her salary. These requirements must be met within five years after becoming an officer. If officers do not meet the ownership requirements, they may not sell shares and must retain the shares received (on a net after-tax and transaction cost basis) from any option exercises and restricted stock and performance share lapses.

COMPENSATION COMMITTEE STAYS CURRENT ON BEST PRACTICES

The Compensation Committee has engaged a compensation consultant, Willis Towers Watson, to provide independent advice on compensation trends and market information and to advise the Compensation Committee as it reviews and approves executive compensation matters pursuant to its Charter. In addition, Willis Towers Watson regularly updates our Board and the Compensation Committee on executive compensation emerging practices and trends.

SUMMARY OF GOOD GOVERNANCE AND RISK MITIGATING FACTORS

- *Use of multiple balanced metrics:* We use multiple metrics in our ICP and multiple forms of award in our long-term incentives plan grants. The metrics in the ICP include an appropriate balance between earnings, sales growth, cash flow, and return on invested capital.
- *Limited ICP payouts:* The Compensation Committee has never used its discretion to adjust ICP awards over 200% of target, limiting excessive awards for short-term performance.
- *Balanced pay mix:* The mix of pay is balanced between annual and long-term, with an emphasis on long-term performance.
- *Multiple-year vesting of long-term incentives:* LTI awards do not fully vest until at least three years after the grant.

- *Stock ownership policy:* We require executives to own a significant amount of the Company's stock.
- *Third-party audits of financial performance:* The Compensation Committee uses audited financial results to determine payouts in our Senior ICP and performance share plan.
- *Use of clawback provisions:* We entered into agreements with and have a recoupment policy covering Mr. Moret as President and CEO and Mr. Goris as CFO with respect to the reimbursement (or clawback) of any incentive-or equity-based compensation if we are required to restate any financial statements due to a material non-compliance with any financial reporting requirement under the securities laws.

The following resolution will be submitted for a shareowner vote at the 2020 Annual Meeting:

"RESOLVED, that the shareowners of the Company approve, on an advisory basis, the compensation of the Company's named executive officers listed in the 2019 Summary Compensation Table included in the proxy statement for this meeting, as such compensation is disclosed pursuant to Item 402 of Regulation S-K in this proxy statement under the section entitled "Executive Compensation", including the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures set forth under that section."

We are providing our shareowners with an advisory vote on our executive compensation as required pursuant to Section 14A of the Exchange Act. This advisory vote on the compensation of our named executive officers gives shareowners another mechanism to convey their views about our compensation programs and policies. Although your vote on executive compensation is not binding on the Company, the Board values the views of shareowners. The Board and Compensation Committee will review the results of the vote and take them into consideration in addressing future compensation policies and decisions.

 **ITEM 2:** **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.**

AUDIT MATTERS

ITEM 3. PROPOSAL TO APPROVE THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent auditor. The Audit Committee annually evaluates the qualifications, performance and independence of the Company's independent auditor and considers whether there should be a change of the independent audit firm and potential impact of making a change. The Audit Committee reviews all non-audit services that the independent auditor may provide and conducts regular private sessions with the independent auditor. This review includes consideration of whether any non-audit services provided by the independent auditor are compatible with maintaining the firm's independence. In addition, the Audit Committee evaluates its process for conducting the annual review of auditor retention.

The Audit Committee annually reviews and evaluates the lead audit partner and is involved in the process of the independent audit firm's selection of a new lead audit partner when rotation is required after 5 years under the SEC's audit partner rotation rules. The selection process includes a meeting between the Chair of the Audit Committee and the candidate for lead audit partner as well as discussion by the full Audit Committee and with management.

Company policy generally restricts the hiring of certain individuals who have been employed by the independent auditor until after a two year "cooling off" period, which is more restrictive than regulatory requirements. We understand the need to maintain the independence of the Company's independent auditor both in appearance and in fact.

The Audit Committee has selected the firm of Deloitte & Touche LLP (D&T) as our independent registered public accounting firm for the fiscal year ending September 30, 2020 (the D&T appointment), subject to the approval of our shareowners. D&T and its predecessors have acted as the independent registered public accounting firm for the Company and its corporate predecessors since 1934, and for the Company and its accounting predecessors since 1967.

Before the Audit Committee selected D&T as its auditors for fiscal 2020, it carefully considered the independence and qualifications of that firm, including their performance in prior years, their tenure as our independent auditors, the appropriateness of their fees, and their reputation for integrity and for competence in the fields of accounting and auditing, with input from management on their assessment of D&T's performance. Based on this evaluation, the Audit Committee believes it is in the best interests of the Company and its shareowners for D&T to continue as its independent auditors for fiscal 2020.

We expect that representatives of D&T will attend the Annual Meeting to answer appropriate questions and make a statement if they desire to do so.

 **ITEM 3:** **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL TO APPROVE THE SELECTION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.**

AUDIT FEES

The following table sets forth the aggregate fees for services provided by D&T for the fiscal years ended September 30, 2019 and 2018 (in millions), all of which were approved by the Audit Committee:

	Year Ended September 30,	
	2019	2018
Audit Fees		
Integrated Audit of Consolidated Financial Statements and Internal Control over Financial Reporting	$ 4.05	$ 4.07
Statutory Audits	1.62	1.61
Audit-Related Fees*	0.19	0.11
Tax Fees		
Compliance	0.03	0.01
All Other Fees**	0.01	0.01
TOTAL	**$ 5.90**	**$ 5.81**

*   *Audit-related services primarily relate to non-US employee benefit plan audits as well as to other compliance services.*

**   *Other fees include a license for an accounting research tool.*

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee is responsible for appointing, compensating and overseeing the work performed by D&T and audit services performed by other independent public accounting firms. The Audit Committee pre-approves all audit (including audit-related) services provided by D&T and others and permitted non-audit services provided by D&T in accordance with its pre-approval policies and procedures.

The Audit Committee annually approves the scope and fee estimates for the year-end audit of the Company, statutory audits and employee benefit plan audits for the next fiscal year. The Audit Committee receives reports from the Company's Chief Financial Officer and Controller on the appropriateness of the audit engagement fees and meets separately with management and the independent auditor to discuss and review the fees prior to engagement.

With respect to other permitted services to be performed by our independent registered public accounting firm, the Audit Committee has adopted a policy pre-approving certain categories and specific types of audit and non-audit services that may be provided by our independent registered public accounting firm on a fiscal year basis, subject to individual and aggregate monetary limits. The policy requires the Company's Controller or Chief Financial Officer to pre-approve the terms and conditions of any engagement under the policy. The Audit Committee must specifically approve any proposed engagement for an audit or non-audit service that does not meet the guidelines of the policy. The Audit Committee also authorized the Chair of the Audit Committee to pre-approve any individual service not covered by the general pre-approval policy, with any such approval reported by the Chair at the next regularly scheduled meeting of the Audit Committee. The Audit Committee annually reviews and approves the categories of pre-approved services and monetary limits under the pre-approval policy. The Company's Controller reports to the Audit Committee regarding the aggregate fees charged by D&T and other public accounting firms compared to the pre-approved amounts, by category.

AUDIT COMMITTEE REPORT

The Audit Committee assists the Board in overseeing and monitoring the integrity of the Company's financial reporting processes, its internal control and disclosure control systems, the integrity and audits of its financial statements, the Company's compliance with legal and regulatory requirements, the qualifications and independence of its independent registered public accounting firm and the performance of its internal audit function and independent registered public accounting firm.

Our Committee's roles and responsibilities are set forth in a written Charter adopted by the Board, which is available on the Company's website at *https://www.rockwellautomation.com* under the "Investors" link. We review and reassess the Charter annually, and more frequently as necessary to address any changes in NYSE corporate governance and SEC rules regarding audit committees, and recommend any changes to the Board for approval.

Management is responsible for the Company's financial statements and the reporting processes, including the system of internal control. Deloitte & Touche LLP (D&T), the Company's independent registered public accounting firm, is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, and on the Company's internal control over financial reporting.

Our Committee is responsible for overseeing the Company's overall financial reporting processes. In fulfilling our responsibilities for the financial statements for fiscal year 2019, we:

- reviewed and discussed the audited financial statements for the fiscal year ended September 30, 2019 and quarterly financial statements with management and D&T;

- reviewed management's assessment of the Company's internal control over financial reporting and D&T's report pursuant to Section 404 of the Sarbanes-Oxley Act;

- discussed with D&T the matters required to be discussed by Public Company Accounting Oversight Board (United States) (PCAOB) Auditing Standard No. 1301 "Communication with Audit Committees" and Rule 2-07 of SEC Regulation S-X relating to the conduct of the audit; and

- received written disclosures and the letter from D&T regarding its independence as required by PCAOB Ethics and Independence Rule 3526. We also discussed with D&T its independence.

We reviewed and approved all audit and audit-related fees and services. For information on fees paid to D&T for each of the last two years, see the section entitled *"Proposal to Approve the Selection of Independent Registered Public Accounting Firm"* in this proxy statement.

We considered the non-audit services provided by D&T in fiscal year 2019 and determined that engaging D&T to provide those services is compatible with and does not impair D&T's independence.

In fulfilling our responsibilities, we met with the Company's General Auditor and D&T, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal control over financial reporting and the overall quality of the Company's financial reporting. We considered the status of pending litigation, taxation matters and other areas of oversight relating to the financial reporting and audit processes that we determined appropriate. We discussed with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies. We also met separately with the Company's Chief Executive Officer, Chief Financial Officer, Controller, General Counsel and Ombuds.

Based on our review of the audited financial statements and the discussions and reports referred to above, we recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2019 for filing with the SEC.

Audit Committee

James P. Keane, *Chair*
Pam Murphy
Thomas W. Rosamilia
Patricia A. Watson

2020 LONG-TERM INCENTIVES PLAN

ITEM 4. PROPOSAL TO APPROVE OUR 2020 LONG-TERM INCENTIVES PLAN

A proposal will be presented at the meeting asking shareowners to approve our 2020 Long-Term Incentives Plan (the 2020 Plan), under which we will have up to 13 million shares available for awards. The 2020 Plan was adopted by our Board of Directors on October 30, 2019, subject to approval by our shareowners at the Annual Meeting. The principal features of the 2020 Plan are summarized below, but such summary does not purport to be a complete description of the provisions of the 2020 Plan and is qualified by the full text of the 2020 Plan attached as Appendix A. If approved by our shareowners, the 2020 Plan will replace our 2012 Long-Term Incentives Plan (2012 Plan), with respect to awards granted after the Annual Meeting, and our 2003 Directors Stock Plan (Directors Plan), with respect to awards granted after February 4, 2020. If this proposal is not approved, the 2012 Plan and Directors Plan will remain in effect.

WHY YOU SHOULD APPROVE THE 2020 PLAN

Equity compensation is an essential part of our compensation program to help us attract and retain talent to execute the Company's strategy and create shareowner value. We believe that a significant portion of an executive's compensation should be directly linked to our performance and the creation of shareowner value and that our compensation program should align the interests of our executives and non-employee directors (directors) with those of our shareowners. Consistent with this philosophy, a majority of total direct compensation for senior executives is in the form of long-term incentive awards, which consist of options, restricted stock, restricted stock units, and performance shares. We believe this mix appropriately motivates long-term performance and rewards for both absolute gains in share price and relative performance on total shareowner return. A substantial portion of director compensation is delivered in shares of Company stock to align their interests directly with the interests of our shareowners.

We currently grant equity awards to employees under the 2012 Plan, which was initially approved by shareowners at the Company's 2012 annual meeting, and to directors under the Directors Plan, which was approved by shareowners at the Company's 2003 annual meeting. We also have outstanding equity awards under our 2008 Long-Term Incentive Plan (the 2008 Plan), under which awards ceased to be granted upon adoption of the 2012 Plan. Both the 2012 Plan and Directors Plan have shares remaining available for grant. However, at our current stock prices and considering stock price volatility, it is possible that there will not be enough shares under the 2012 Plan for the fiscal 2021 annual equity awards, which are expected to be awarded in December 2020. While there are sufficient shares under the Directors Plan for future awards to directors, there are simplification and administrative benefits to having one plan covering employees and directors, and we are implementing changes to our director compensation program through the 2020 Plan, including by adding an annual limit on total pay, including equity award grants, to directors.

EQUITY PLAN SHARE USAGE

As of December 9, 2019, there were 2,298,490 shares of common stock that remained available for future issuance under the 2012 Plan (assuming performance-based awards granted to date are paid out at maximum) and 207,293 shares of common stock available for future issuance under the Directors Plan. These available shares will cease to be available for future grants if the 2020 Plan is approved by our shareowners. As of December 9, 2019, we also had 115,847,854 common shares outstanding.

The following table sets forth information regarding outstanding equity awards as of December 9, 2019, for all of our equity plans. These figures represent an update to those provided in our Form 10-K for the fiscal year ended September 30, 2019, filed on November 12, 2019, and in the section of this proxy statement entitled "Equity Compensation Plan Information" primarily to reflect (i) the vesting of certain awards subsequent to our fiscal year end and (ii) grants of annual equity awards as approved by the Compensation Committee in December 2019:

PLAN	Outstanding Unexercised Options	Weighted Average Exercise Price	Weighted Average Remaining Term	Outstanding Full Value Awards (Performance Shares Counted at Maximum)	Shares Available for Grant
2012 Long-Term Incentives Plan	4,561,910	$156.87	7.61	388,290	2,298,490
2008 Long-Term Incentives Plan	173,637	$72.41	1.61	0	0
2003 Directors Stock Plan	0	—	—	15,897	207,293
TOTAL	**4,735,547**	**$153.77**	**7.39**	**404,187**	**2,505,783**

No awards have been made under the 2020 Plan, and outstanding awards under our prior plans will continue in accordance with the terms and conditions of those awards and the respective plan under which they were granted.

We believe that approval of the 2020 Plan is critical to retaining and further incentivizing our employees and directors and to attracting future key employees and directors. We believe it is important for our employees to have long-term performance incentives and for our employees' and our directors' interests to be aligned with those of our shareowners. The 2020 Plan will allow us to maintain our focus on providing performance-based pay and continue the strong alignment of our compensation programs with the creation of shareowner value.

2020 PLAN HAS PROVISIONS DESIGNED TO PROTECT SHAREOWNERS

The 2020 Plan has a number of features that are designed to protect shareowner interests. Some of these features are set forth below and are described more fully under the heading "Plan Summary."

- *Administration.* The 2020 Plan will be administered by committees of the Board composed entirely of independent directors which, in the case of awards to employees, will be the Compensation Committee (the Compensation Committee) and, in the case of awards to directors, the Board Composition and Corporate Governance Committee (together with the Compensation Committee, the Committee).

- *Method for Counting Full Value Shares.* The number of shares available for delivery under the 2020 Plan is 13 million. Under the 2020 Plan, for every share of common stock granted under the award, other than awards of stock options or stock appreciation rights (SAR), 4.42 shares of common stock will be counted against the number of shares available for delivery under the 2020 Plan. For awards of stock options and SARs, one share of common stock will be counted against the maximum number of shares of common stock available under the 2020 Plan for every share of common stock granted under the award. Since we regularly include restricted stock and performance shares in our long-term incentive plan awards, the effect of this method is likely to be that substantially less than 13 million shares will be awarded under the 2020 Plan.

- *No Liberal Recycling Provisions.* The 2020 Plan provides that only shares with respect to awards granted under the 2012 Plan and 2008 Plan that expire or are forfeited or cancelled, or

shares that were covered by an award where the benefit is paid in cash instead of shares, will again be available for issuance under the 2020 Plan. Shares (i) delivered or withheld to pay the exercise price or withholding taxes or (ii) repurchased by the Company with option proceeds will not be added back to the number of shares available for delivery under the 2020 Plan. There will be no adjustment to the number of shares available for delivery under the 2020 Plan upon the exercise or settlement of SARs, regardless of the number of shares actually issued or delivered in connection with the exercise or settlement, and the number of shares available for delivery under the 2020 Plan will be reduced by the number of shares covered by the SAR on the date the SAR is granted.

- *Exercise Price.* The exercise price of options and SARs must be greater than or equal to 100% of the fair market value of shares of our common stock subject to the options or SARs on the grant date.

- *No Repricing.* Awards may not be repriced or exchanged for substituted awards.

- *Minimum Vesting.* Awards of options, SARs, and restricted stock and restricted stock units that provide for payout based solely on the passage of time cannot vest (or have restrictions that lapse) faster than one-third of the shares underlying the award prior to each of the first, second and third anniversaries of the date of grant of the award, respectively, and no payout of any performance units or performance shares can be made before the first anniversary of the date of grant of the award, except, in each case, in the event of death, disability, retirement or change of control; provided, however, that up to 5% of the shares available for delivery under the 2020 Plan need not be subject to these minimum vesting or other requirements.

- *Change of Control Definition.* In general, a change of control will be deemed to have occurred if (i) a person or group acquires 20% or more of the Company's then outstanding stock, subject to limited exceptions; (ii) the individuals who as of the first day of fiscal 2020 constitute the Board cease for any reason to constitute a majority of the Board, unless their replacements are approved as provided in the 2020 Plan; (iii) a reorganization, merger, consolidation, sale of all or substantially all of the assets of the Company or similar corporate transaction involving the Company is consummated, subject to limited exceptions; or (iv) the Company's shareowners approve a complete liquidation or dissolution of the Company.

- *Double Trigger Vesting upon a Change of Control.* In the event of a change of control, awards will only automatically vest upon the change of control in limited circumstances. The 2020 Plan contains a double trigger provision for awards that are assumed or substituted in a change of control that would require termination of the participant's employment for one of certain specified reasons within two years of the change of control to occur before the participant's awards would vest following a change of control.

- *Individual Limits on Director Compensation.* The maximum amount of compensation, including the value of equity awards under any of the Company's equity plans or programs, that may be paid to any individual director in any fiscal year may not exceed $750,000.

- *Clawback.* Awards under the 2020 Plan are subject to clawback, recoupment and/or recovery in accordance with the terms of any agreement between a participant and the Company, the Company's clawback, recoupment and/or recovery policies in effect from time to time, and any clawback, recoupment and/or recovery provisions included in a participant's award agreement.

- *Shareowner Approval.* Shareowner approval is required for any amendments that accelerate exercisability of awards, change the eligibility requirements, increase the number of shares available for delivery under the 2020 Plan, or materially increase benefits to participants.

DILUTION

With approval of the 2020 Plan, the overall dilution of our equity award program would be approximately 13.5% of our fully diluted shares outstanding.

BURN RATE

With approval of the 2020 Plan, we anticipate that the shares requested will last for five to seven years, based on our historic grant rates and approximate current share price, but could last for a shorter period of time if actual practice does not match recent rates or our share price changes materially. As noted, our Compensation Committee retains full discretion under the 2020 Plan to determine the number and amount of awards to be granted under the 2020 Plan, subject to the terms of the 2020 Plan.

ATTRACTING AND RETAINING TALENT

Approximately 80% of the total shares granted as part of our annual equity awards go to employees other than the NEOs because we believe that equity compensation is an essential part of our total compensation package to help us attract and retain talent. Consistent with our pay-for-performance philosophy, we have historically used equity as the primary vehicle to provide long-term incentive compensation. We believe that approval of the 2020 Plan is critical to retaining and further incentivizing our employees and directors and to attracting future key employees as well as directors. We believe that our employees' knowledge of our customers, their applications and our technology are key factors that make our business strategy work and as such we grant equity to the broader management team as well as to key engineering and sales talent. We believe it is important for these employees to have long-term incentives and interests that are aligned with those of our shareowners.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of September 30, 2019 about our common stock that may be issued upon the exercise of options, warrants and rights granted to employees or directors under all of our existing equity compensation plans, including our 2012 Plan, 2008 Plan, and Directors Plan.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by shareowners	4,580,630[1]	$ 139.53[2]	3,588,730[3]
Equity compensation plans not approved by shareowners	—	n/a	—
TOTAL	**4,580,630**	**$ 139.53**	**3,588,730**

(1) *Represents outstanding options and shares issuable in payment of outstanding performance shares (at maximum payout) and restricted stock units under our 2012 Plan, 2008 Plan, and Directors Plan.*

(2) *Represents the weighted average exercise price of outstanding options and does not take into account the performance shares and restricted stock units.*

(3) *Represents 3,375,304 and 213,426 shares available for future issuance under our 2012 Plan and our Directors Plan, respectively.*

PLAN SUMMARY

The following is a summary of certain material features of the 2020 Plan, which is qualified by reference to Appendix A.

The principal purposes of the 2020 Plan are to promote the interests of the Company and its shareowners by providing incentive compensation opportunities to assist in attracting, motivating and retaining employees, prospective employees, and directors, and to align the interests of employees and directors participating in the 2020 Plan with the interests of our shareowners. The 2020 Plan is designed to permit us to make different types of grants to meet competitive conditions and changing circumstances.

AVAILABLE SHARES

The number of shares authorized for delivery under the 2020 Plan is 13 million. Each share of common stock issued or delivered under any award (other than an option or SAR) granted under the 2020 Plan will reduce the number of shares available for delivery under the 2020 Plan by 4.42 shares of common stock for each such share. Each share of common stock issued or delivered under any option or SAR granted under the 2020 Plan will reduce the number of shares available for delivery under the 2020 Plan by one share of common stock for each such share of common stock.

No single participant (other than a director) may receive in any fiscal year under the 2020 Plan:

- stock options, SARs or any combination thereof covering more than 900,000 shares; or
- shares of restricted stock, restricted stock units, performance shares or any combination thereof (with restricted stock units and performance shares measured by the number of shares deliverable in payment thereof) covering more than 450,000 shares.

No single director may receive in any fiscal year cash compensation, together with the value of any stock-based award under the 2020 Plan and any of the Company's other compensation plans and programs, that exceeds $750,000.

Shares to be delivered under the 2020 Plan may be either authorized but unissued shares or treasury shares. On December 9, 2019, the closing price of our common stock as reported in the New York Stock Exchange—Composite Transactions was $198.76.

ADMINISTRATION

The 2020 Plan will be administered by the Compensation Committee with respect to awards for employees, and by the Board Composition and Corporate Governance Committee with respect to awards to directors. Each member of the Committee at the time of any action under the 2020 Plan must be a "non-employee director" as defined in Rule 16b-3(b)(3)(i) under the Exchange Act and an independent director under the rules of the New York Stock Exchange and any other applicable regulatory requirements.

ELIGIBILITY

Participants in the 2020 Plan may include employees, leased employees or prospective employees of, or consultants to, the Company or its subsidiaries, and members of the Board who are not employees of the Company or its subsidiaries selected from time to time by the Committee in its sole discretion. In selecting participants and determining the type and amount of their grants, the Committee may consider recommendations of an independent compensation consultant and our Chairman and Chief Executive Officer and will take into account such factors as the participant's level of responsibility, performance, performance potential, level and type of compensation, market data and potential value of previous grants.

AWARDS

The 2020 Plan permits grants to be made from time to time as stock options, which may be non-qualified options or, solely for participants who are employees, incentive stock options eligible for special tax treatment, SARs, restricted stock, restricted stock units, performance units, performance shares, or, solely for participants who are directors, shares of stock not subject to any restrictions. Awards of performance units and performance shares are subject to the achievement of performance goals established by the Committee with respect to a specified performance period. The 2020 Plan authorizes us to establish supplementary plans for employees, prospective employees and directors subject to the tax laws of countries outside the United States.

Because it is within the discretion of the Committee to determine which employees and directors will receive grants under the 2020 Plan and the type and amount thereof, these matters cannot be specified at present. Therefore, the benefits and amounts that will be received or allocated under the 2020 Plan are not determinable at this time, and we have not included a table reflecting such benefits or awards. While all of our and our subsidiaries' approximately 23,000 employees, all prospective employees who have been extended offers of employment, and nine directors are eligible under the terms of the 2020 Plan to receive grants under the 2020 Plan, it is presently contemplated that grants under the 2020 Plan will be made primarily to senior and middle managers and other professionals, including Mr. Moret and the other NEOs, as well as prospective employees who may become employed in such positions, and all directors. Please see "Executive Compensation" above for information regarding long-term incentive grants or awards to NEOs, and "Director Compensation" above for information regarding stock awards to directors. While the awards that will be received under the 2020 Plan are not determinable at this time, the grants of options to purchase shares, restricted stock and performance shares made in December 2019 under the 2012 Plan described under "Changes in Compensation Program for Fiscal 2020" above may be generally indicative of annual grants to NEOs under the 2020 Plan. The grants of options to purchase 593,700 shares, 33,320 shares of restricted stock, 5,670 restricted stock units and

36,610 performance shares (for which up to 73,220 shares could be delivered in payment) to executives as a group, and of options to purchase 347,200 shares to all other employees, in each case made in December 2019 under the 2012 Plan, may be generally indicative of annual grants to these groups under the 2020 Plan. The grants of 663 shares made to each of our directors in October 2019 and the number of shares with a total value of $40,000 to be made to each of our directors under the Directors Plan on February 4, 2020 immediately following the Annual Meeting may be generally indicative of annual grants to directors under the 2020 Plan.

TYPES OF AWARDS

The 2020 Plan authorizes grants to participants of stock options, which may be non-qualified stock options or, solely for grants to employees, incentive stock options eligible for special tax treatment, SARs, restricted stock, restricted stock units, performance units and performance shares.

- *Stock Options*. Under the provisions of the 2020 Plan authorizing the grant of stock options:
  - the exercise price of an option may not be less than the fair market value of the shares subject to the option on the date of grant;
  - stock options may not be exercised after ten years after the date of grant;
  - the aggregate fair market value (determined as of the date the option is granted) of shares for which any employee may be granted incentive stock options, which are exercisable for the first time in any calendar year, may not exceed the maximum amount permitted under the Internal Revenue Code of 1986 (presently $100,000);
  - no incentive stock options may be granted after October 30, 2029; and
  - when a participant exercises a stock option, the option exercise price may be paid in full in cash, or at the discretion of the Committee, in shares (valued at the fair market value of the shares on the date of exercise), by withholding shares for which the option is exercisable or through a combination of the foregoing.
- *SARs*. Under the provisions of the 2020 Plan authorizing the grant of SARs:
  - the grant price of a SAR may not be less than the fair market value of the shares covered by the SAR on the date of grant; and
  - SARs may not be exercised after ten years after the date of grant.

The 2020 Plan permits the grant of SARs related to a stock option (a tandem SAR), either at the time of the option grant or thereafter during the term of the option, or the grant of SARs separate and apart from the grant of an option (a freestanding SAR). SARs entitle the grantee, upon exercise of such rights (and, in the case of tandem SARs, upon surrender of the related option to the extent of an equivalent number of shares), to receive a payment equal to the excess of the fair market value (on the date of exercise) of the number of shares covered by the portion of the rights being exercised over the grant price of the rights applicable to such shares. Payments upon the exercise of SARs may be made in cash, in shares (valued at the fair market value of the shares on the date of exercise) or partly in cash and partly in shares, as the Committee may determine.

- *Restricted Stock*. The Committee may grant shares subject to specified restrictions, including continued employment or service on the Board for a specified time or achievement of one or more specific goals with respect to our performance or the performance of one of our business units or the participant over a specified period of time. Grants of restricted stock are subject to forfeiture if the prescribed conditions are not met. During the restricted period, shares of restricted stock have all the attributes of outstanding shares of common stock, but the Committee may provide that dividends and any other distributions on the shares not be paid or be accumulated or reinvested in additional shares during the restricted period. When shares of restricted stock are no longer subject to forfeiture, the shares will be delivered to the grantee.
- *Restricted Stock Units*. The Committee may grant restricted stock units entitling participants to receive at a specified future date an amount based on the fair market value of a specified number of shares on the payout date, subject to specified restrictions, including continued employment or service on the Board for a specified time or achievement of one or more specific goals with respect to our performance or the performance of one of our business units or the participant. Participants holding restricted stock units have no ownership interest in any shares to which the restricted stock units relate until and unless payment is actually made in shares. The Committee may provide that restricted stock units may accumulate dividend equivalents in cash or in share equivalents held subject to the same conditions as the restricted stock units and/or such other terms and conditions as established by the Committee. Restricted stock units that become payable may be settled in shares, in cash based on the fair market value of the shares underlying the restricted stock units on the payout date (or at the sole discretion of the Committee, the day immediately preceding that date) or partly in cash and partly in shares, as the Committee may determine.
- *Performance Units*. The Committee may grant performance units denominated in cash, the amount of which is based on the achievement of one or more specific goals with respect to our performance or the performance of one of our business units or the participant. Performance units that become payable will be paid in cash, in shares valued at the fair market value of the shares on the payout date or partly in cash and partly in shares, as the Committee may determine.
- *Performance Shares*. The Committee may grant performance shares entitling participants to receive at a specified future date an amount based on the fair market value of a specified number of shares on the payout date, subject to specified restrictions, including achievement of one or more specific goals with respect to our performance or the performance of one of our business units or the participant. Participants holding performance shares have no ownership interest in any shares to which the performance shares relate until and unless

payment is actually made in shares. Performance shares that become payable may be settled in shares, in cash based on the fair market value of the shares underlying the performance shares on the payout date (or at the sole discretion of the Committee, the day immediately preceding that date) or partly in cash and partly in shares, as the Committee may determine.

- *Director Stock Awards.* The Committee may grant solely to participants who are directors an award of shares of stock that is not subject to any restrictions on incidents of ownership or restrictions on transfer. Upon the grant of an award of shares of stock to a participant who is a director, that participant will beneficially own all of the shares subject to that award and have all of the rights of a holder of those shares.

- *Director Deferral Election.* A director may elect, not later than December 31 (i) of the year before the year in which an award of shares of stock is to be made to receive that award in the form of restricted stock units and (ii) of the year before the year as to which an election is to be applicable, to receive all or any part of his or her retainer or other fees to be paid for service on the Board or any committee of the Board in the following calendar year through the issuance or delivery of a number of restricted stock units determined by dividing that retainer or other amount by the fair market value of the shares on the date when each payment of that retainer or other amount would otherwise be made in cash. Each such restricted stock unit entitles the director recipient to receive one share of our common stock on the day on which the recipient retires from the Board under the Board's retirement policy or the recipient resigns from the Board or ceases to be a director by reason of the antitrust laws, compliance with our conflict of interest policies, death, disability or other circumstances the Board determines not to be adverse to our best interests, as long as such retirement, resignation or ceasing to be a director constitutes a "separation from service" within the meaning of Section 409A of the Internal Revenue Code, and the regulations and other guidance promulgated thereunder (Section 409A Separation from Service). If such retirement, resignation or ceasing to be a director does not constitute a "separation from service" within the meaning of Section 409A, the director recipient will be entitled to receive such shares only upon the occurrence of Section 409A Separation from Service. Recipients of such restricted stock units will have no ownership interest in any shares underlying the restricted stock units until and unless payment with respect to the restricted stock units is actually made in shares. If a change of control that meets the requirements of Section 409A of the Internal Revenue Code and the regulations promulgated thereunder occurs, the shares underlying any restricted stock units granted to directors pursuant to either of the elections described above under the 2020 Plan will be delivered as promptly as practicable to the director and in any event within the calendar year in which such change of control occurs.

- Awards may not be granted after the tenth anniversary of approval of the 2020 Plan by our shareowners.

With respect to each award of performance shares and performance units, the Committee must establish in writing a

performance period, performance measures, performance goals and performance formulas for the award on or before the date of grant of the award and no more than a reasonable amount of time after the beginning of the relevant performance period. Under the 2020 Plan, performance measure is defined as one or more of the following selected by the Committee to measure our performance, the performance of one of our business units or both for a performance period: basic or diluted earnings per share; revenue; sales; operating income; earnings before or after interest, taxes, depreciation or amortization; return on capital; return on invested capital; return on equity; return on assets; return on net assets; return on sales; cash flow; operating cash flow; free cash flow; working capital; stock price; total shareowner return; and/or such other measures of performance as the Committee may determine at the time an award of performance shares or performance units is granted.

MINIMUM VESTING REQUIREMENTS

Awards are subject to the following vesting and other requirements:

(i) no Option or SAR may be exercisable as to one-third of the shares underlying the Option or SAR before the first anniversary of the date the Option or SAR was granted, as to an additional one-third of the shares underlying the Option or SAR before the second anniversary of the date the Option or SAR was granted, and as to the balance of the shares underlying the Option or SAR before the third anniversary of the date the Option or SAR was granted, except, in each case, in the event of death, disability, retirement or a change of control;

(ii) in the case of an award of restricted stock that is subject to restrictions that lapse solely over a specified period of time, no restrictions may lapse as to any portion of the award before the first anniversary of the date the Award was granted, as to two-thirds of the award before the second anniversary of the date the award was granted, and as to one-third of the award before the third anniversary of the date the award was granted, except, in each case, in the event of death, disability, retirement or a change of control;

(iii) in the case of an award of restricted stock units that provides for payout based solely on the passage of a specified period of time, no payout of the award may be made as to any portion of the award before the first anniversary of the date the award was granted, as to two-thirds of the award before the second anniversary of the date the award was granted, and as to one-third of the award before the third anniversary of the date the award was granted, except, in each case, in the event of death, disability, retirement or a change of control; and

(iv) in the case of an award of performance units or performance shares that provides for payout based solely on the achievement of one or more specific performance goals, no payout of the award may be made as to any portion of the award before the first anniversary of the date the award was granted, except in the event of death, disability, retirement or a change of control;

provided, however, that up to 5% of the shares available for delivery under the 2020 Plan may be issued pursuant to awards of shares of stock to directors and awards that do not satisfy the minimum vesting or other requirements in clauses (i) through (iv) above.

The 2020 Plan permits the Committee to prescribe in the award agreement for each grant any other terms and conditions of that grant, including the timing of exercisability or vesting of awards and the treatment of awards upon termination of a participant's employment. Generally, we expect that options will vest in three substantially equal annual installments beginning one year from the grant date. Awards of shares of stock that are not subject to restriction to directors will not be evidenced by an award agreement.

TAX MATTERS

The following is a general summary of certain United States federal income tax consequences of awards made under the 2020 Plan, based upon the laws presently in effect, and is intended for the information of our shareowners considering how to vote with respect to the proposal to approve the 2020 Plan. It is not intended as tax guidance to participants in the 2020 Plan. The discussion does not take into account a number of considerations that may apply in light of the circumstances of a particular participant.

- *Incentive Stock Options.* The grant of an incentive stock option will not result in any immediate tax consequences to us or the optionee. An optionee will not recognize taxable income, and we will not be entitled to any deduction, upon the timely exercise of an incentive stock option, but the excess of the fair market value of the shares acquired over the option exercise price will be an item of tax preference for purposes of the alternative minimum tax. If the optionee holds the shares acquired for at least one year (and two years after the option was granted), gain or loss recognized on the subsequent disposition of the shares will be treated as long-term capital gain or loss. Capital losses of individuals are deductible only against capital gains and a limited amount of ordinary income. In the event of an earlier disposition, the optionee will recognize ordinary taxable income in an amount equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the option exercise price; or (ii) if the disposition is a taxable sale or exchange, the amount of any gain recognized. Upon such a disqualifying disposition, we will be entitled to a deduction in the same amount and at the same time as the optionee recognizes ordinary taxable income.
- *Non-qualified Stock Options.* The grant of a non-qualified stock option will not result in any immediate tax consequences to us or the optionee. Upon the exercise of a non-qualified stock option, the optionee will recognize ordinary taxable income, and we will be entitled to a deduction, equal to the difference between the option exercise price and the fair market value of the shares acquired at the time of exercise.
- *SARs.* The grant of either a tandem SAR or a freestanding SAR will not result in any immediate tax consequences to us or the grantee. Upon the exercise of either a tandem SAR or a

freestanding SAR, any cash received and the fair market value on the exercise date of any shares received will constitute ordinary taxable income to the grantee. We will be entitled to a deduction in the same amount and at the same time.
- *Restricted Stock.* An employee normally will not recognize taxable income upon an award of restricted stock, and we will not be entitled to a deduction, until the restrictions terminate. When the restrictions terminate, the employee will recognize ordinary taxable income equal to the fair market value of the shares at that time, plus the amount of any dividends and interest thereon to which the employee then becomes entitled. However, an employee may elect to recognize ordinary taxable income in the year the restricted stock is awarded equal to its fair market value at that time, determined without regard to the restrictions. We will be entitled to a deduction in the same amount and at the same time as the employee recognizes income, subject to the limitations of Section 162(m).
- *Restricted Stock Units.* The grant of a restricted stock unit will not result in any immediate tax consequences to us or the grantee. Upon payment of a restricted stock unit, the grantee will recognize ordinary taxable income in an amount equal to the fair market value of the shares or cash received at that time. We will be entitled to a deduction in the same amount and at the same time, subject to the limitations of Section 162(m).
- *Performance Units.* Any cash and the fair market value of any shares received in connection with the grant of a performance unit under the 2020 Plan will constitute ordinary taxable income to the employee in the year in which paid, and we will be entitled to a deduction in the same amount and at the same time, subject to the limitations of Section 162(m).
- *Performance Shares.* The grant of a performance share will not result in any immediate tax consequences to us or the grantee. Upon payment of a performance share, the grantee will recognize ordinary taxable income in an amount equal to the fair market value of the shares or cash received. We will be entitled to a deduction in the same amount and at the same time, subject to the limitations of Section 162(m).
- *Stock*. Upon an award of shares of our common stock, the director will recognize ordinary taxable income in an amount equal to the fair market value of the shares of common stock received at that time. We will be entitled to a deduction in the same amount and at the same time.

We withhold applicable taxes from amounts paid in satisfaction of an award to a participant who is an employee. The amount of the withholding will generally be determined with reference to the closing price of the shares as reported by the New York Stock Exchange on the date of determination. Under the 2020 Plan, the amount of withholding in respect of options exercised through the cashless method in which shares are immediately sold may be determined by reference to the price at which the shares are sold.

OTHER

In the event of any change in or affecting our outstanding shares as a result of a stock dividend, stock split, merger, consolidation, recapitalization, reorganization, combination or exchange of shares or other similar corporate changes or an extraordinary dividend in cash, securities or other property, the Board will make appropriate amendments to the 2020 Plan and outstanding awards and award agreements thereunder and make equitable and other adjustments as are applicable under the circumstances. Equitable adjustments to outstanding awards will ensure that the intrinsic value of each outstanding award under the 2020 Plan immediately after any of the events described above is equal to the intrinsic value of each outstanding award immediately before such event. These actions will include, as applicable, changes in the number of shares remaining available for delivery under the 2020 Plan, the maximum number of shares that may be granted or delivered as or in payment of awards to any single participant pursuant to the 2020 Plan, the number of shares subject to outstanding awards, the option exercise price under outstanding options and the SAR grant price under outstanding SARs, and accelerating the vesting of outstanding awards.

The Board may at any time amend, suspend or terminate the 2020 Plan, in whole or in part, and the Committee may at any time alter or amend any or all awards under the 2020 Plan to the extent permitted by the 2020 Plan and applicable law. No such action may, however (except in making amendments and adjustments as described in the preceding paragraph):

- impair the rights of the holder of any award without the consent of that holder; or
- without the approval of shareowners, increase the number of shares available for delivery pursuant to the 2020 Plan, change the class of persons eligible to participate in the 2020 Plan, amend the provisions of the 2020 Plan that provide for minimum vesting of awards to allow for accelerated exercisability or payout of, or lapse of restrictions on, those awards, materially increase the benefits accruing to participants under the 2020 Plan, or otherwise be effective to the extent that shareowner approval is necessary to comply with any tax or regulatory requirement that applies to the 2020 Plan, including requirements of the New York Stock Exchange,

or accelerate the exercisability or payout of, or lapse of restrictions on, outstanding awards, except in the event of death, disability, retirement or change of control.

Under present tax and regulatory requirements, shareowner approval would be required, among other things, to change the class of persons eligible to receive incentive stock options under the 2020 Plan. In no event (except in making amendments and adjustments as described above) may our Board of Directors or the Committee reprice underwater stock options or SARs (those whose exercise price is greater than the fair market value of the shares covered by the options or SARs) by reducing the exercise price, cancelling the awards and granting replacement awards, repurchasing the award for cash, or otherwise.

The 2020 Plan provides that, except as otherwise determined by the Committee at the time of grant of an award (other than awards to directors), upon a change of control:

- if all of those outstanding awards are assumed or substituted with comparable awards by the successor corporation in the change of control or its parent corporation and within two years of the change of control the participant's employment is terminated by reason of death or disability, by the participant for good reason or by the Company other than for cause; or
- if all of those outstanding awards are not assumed or substituted with comparable awards by the successor corporation in the change of control or its parent corporation

then, in each case, all outstanding options and SARs will become vested and exercisable; all restrictions on restricted stock will lapse; all performance goals applicable to awards subject to the achievement of performance goals will be deemed achieved at levels determined by the Committee and all other terms and conditions met; all performance units, restricted stock units, and performance shares will be paid out as promptly as practicable; and all other awards will be delivered or paid.

 **ITEM 4: THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL TO APPROVE THE 2020 LONG-TERM INCENTIVES PLAN.**

STOCK OWNERSHIP INFORMATION

OWNERSHIP OF EQUITY SECURITIES OF THE COMPANY

DIRECTORS AND EXECUTIVE OFFICERS

The following table shows the beneficial ownership, reported to us as of November 1, 2019, of our common stock, including shares as to which a right to acquire ownership within 60 days exists, of each director, and each executive officer listed in the table on page 42 (NEOs) and of these persons and other executive officers as a group. On November 1, 2019, we had outstanding 115,544,666 shares of our common stock.

Name	Beneficial Ownership on November 1, 2019			
	Shares of Common Stock[1]	Derivative Securities[2]	Total Shares[1]	Percent of Class[3]
J. Phillip Holloman	1,582[4]	—	1,582	—
Steven R. Kalmanson	10,764	—	10,764	—
James P. Keane	10,764	—	10,764	—
Lawrence D. Kingsley	7,449[4]	—	7,449	—
Blake D. Moret	39,862[5,6]	263,124	302,986	—
Pam Murphy	1,059		1,059	—
Donald R. Parfet	11,994[4]	—	11,994	—
Lisa A. Payne	5,166	—	5,166	—
Thomas W. Rosamilia	3,852	—	3,852	—
Patricia A. Watson	2,449	—	2,449	—
Patrick P. Goris	10,330[5,6]	52,822	63,152	—
Rebecca W. House	4,266[5,6]	21,164	25,430	—
Frank C. Kulaszewicz	29,490[5,6]	48,847	78,337	—
Francis S. Wlodarczyk	6,938[5,6]	15,860	22,798	—
All of the above and other executive officers as a group (25 persons)	249,909[4,5,6]	639,080	888,989	0.77%

(1) Each person has sole voting and investment power with respect to the shares listed (either individually or with spouse). None of the listed shares are pledged.

(2) Represents shares that may be acquired upon the exercise of outstanding stock options and settlement of performance shares within 60 days.

(3) The shares owned by each person, and by the group, and the shares included in the number of shares outstanding have been adjusted, and the percentage of shares owned (where such percentage exceeds 1%) has been computed, in accordance with Rule 13d-3(d)(1) under the Exchange Act.

(4) Does not include 10,176, 3,559 and 2,162 restricted stock units granted under the 2003 Directors Stock Plan as compensation for services as directors for Messrs. Holloman, Kingsley and Parfet, respectively.

(5) Includes shares held under our savings plan. Does not include 447, 379, 64, 48, 24, and 1,919 share equivalents for Messrs. Moret, Goris, Kulaszewicz, and Wlodarczyk, Ms. House, and the group, respectively, held under our non-qualified savings plan.

(6) Includes 11,730, 3,400, 3,590, 1,610, and 4,220 shares granted as restricted stock under our 2012 Long-Term Incentives Plan, as amended, for Messrs. Moret, Goris, Kulaszewicz, and Wlodarczyk and Ms. House, respectively, and 30,970 shares granted as restricted stock for the group.

CERTAIN OTHER SHAREOWNERS

Based on filings made under Sections 13(d) and 13(g) of the Exchange Act on or before December 9, 2019, the following table lists the persons who we believe beneficially owned more than 5% of our common stock as of such date.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class[1]
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	9,882,329[2]	8.20%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	8,857,515[3]	7.36%

(1) *The percent of class owned has been computed in accordance with Rule 13d-3(d)(1) under the Exchange Act.*
(2) *Based on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 6, 2019. BlackRock and its named subsidiaries reported sole voting power for 8,392,250 shares, and sole dispositive power for 9,882,329 shares.*
(3) *Based on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 12, 2019. Vanguard reported sole voting power for 148,426 shares, sole dispositive power for 8,682,389 shares, shared voting power for 27,054 shares and shared dispositive power for 175,126 shares. According to the filing, Vanguard beneficially owns the shares as a registered investment adviser and through its subsidiaries as a result of serving as investment managers.*

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than ten percent of our common stock, to file reports of ownership and changes in ownership of our common stock on Forms 3, 4 and 5 with the SEC and the NYSE.

Based on our review of the copies of such forms that we have received and written representations from certain reporting persons confirming that they were not required to file Forms 5 for specified fiscal years, we believe that all our officers, directors and greater than ten percent beneficial owners complied with applicable Section 16(a) filing requirements during fiscal 2019, except that one report reporting one transaction, which involved the determination of the payout of an employee award that occurred at the same time as a director award that was reported on a timely basis, was filed one day late by the Company on behalf of Mr. Keith Nosbusch, a retired director, due to administrative error.

OTHER INFORMATION

SUPPLEMENTAL FINANCIAL INFORMATION

This proxy statement contains information regarding ROIC, organic sales, Adjusted EPS and free cash flow conversion, which are non-GAAP financial measures.

ROIC

We believe that ROIC is useful to investors as a measure of performance and of the effectiveness of the use of capital in our operations. We use ROIC as one measure to monitor and evaluate performance, including as a financial measure for our annual incentive compensation. Our measure of ROIC may be different from that used by other companies. We define ROIC as the percentage resulting from the following calculation:

(a) income from continuing operations, before interest expense, income tax provision, and purchase accounting depreciation and amortization, divided by;

ROIC is calculated as follows (in millions, except percentages):

(b) average invested capital for the year, calculated as a five quarter rolling average using the sum of short-term debt, long-term debt, shareowners' equity, and accumulated amortization of goodwill and other intangible assets, minus cash and cash equivalents, short-term investments, and long-term investments (fixed income securities), multiplied by;

(c) one minus the effective tax rate for the period.

	Year Ended September 30,	
	2019	2018
(a) Return		
Net income	$ 695.8	$ 535.5
Interest expense	98.2	73.0
Income tax provision	205.2	795.3
Purchase accounting depreciation and amortization	16.6	17.4
Return	1,015.8	1,421.2
(b) Average Invested Capital		
Short-term debt	416.2	460.1
Long-term debt	1,658.1	1,233.0
Shareowners' equity	1,157.8	1,965.7
Accumulated amortization of goodwill and intangibles	883.1	866.2
Cash and cash equivalents	(767.7)	(1,190.1)
Short-term and long-term investments	(210.4)	(948.3)
Average invested capital	3,137.1	2,386.6
(c) Effective Tax Rate		
Income tax provision	205.2	257.0[1]
Income before income taxes	$ 901.0	$ 1,330.8
Effective tax rate	22.8%	19.3%
(a)/(b) * (1–c) Return On Invested Capital[2]	25.0%	48.1%

(1) The income tax provision used to calculate the effective tax rate is adjusted to remove amounts associated with the enactment of the Tax Act. For the twelve months ended September 30, 2018, these adjustments were $538.3 million.

(2) ROIC for ICP purposes in 2019 is 34.8% when excluding the costs related to acquisitions ($7 million, net of tax) and fair value adjustments related to our investment in PTC ($347 million loss, net of tax), and, in 2018, was 41.6% when excluding the provisional effects of the Tax Act ($538 million), costs related to the unsolicited Emerson proposals ($8 million, net of tax), and fair value adjustments related to our investment in PTC ($68 million income, net of tax, and $1 billion investment).

ORGANIC SALES

We translate sales of subsidiaries operating outside of the United States using exchange rates effective during the respective period. Therefore, changes in currency exchange rates affect our reported sales. Sales by acquired businesses also affect our reported sales. We believe that organic sales, defined as sales excluding the effects of changes in currency exchange rates and acquisitions, which is a non-GAAP financial measure, provides useful information to investors because it reflects regional and operating segment performance from the activities of our businesses without the effect of changes in currency exchange rates and acquisitions. We use organic sales as one measure to monitor and evaluate our regional and operating segment performance. We determine the effect of changes in currency exchange rates by translating the respective period's sales using the same currency exchange rates that were in effect during the prior year. When we acquire businesses, we exclude sales in the current period for which there are no comparable sales in the prior period. Organic sales growth is calculated by comparing organic sales to reported sales in the prior year.

ROCKWELL ORGANIC SALES

	Year Ended September 30, 2019
Reported sales growth	0.4%
Foreign currency impact	2.4%
Organic sales growth	2.8%

FREE CASH FLOW, FREE CASH FLOW CONVERSION, ADJUSTED INCOME AND ADJUSTED EPS

Our definition of free cash flow, which is a non-GAAP financial measure, takes into consideration capital investments required to maintain the operations of our businesses and execute our strategy. In our opinion, free cash flow provides useful information to investors regarding our ability to generate cash from business operations that is available for acquisitions and other investments, service of debt principal, dividends and share repurchases. We use free cash flow, as defined, as one measure to monitor and evaluate our performance, including as a financial measure for our annual incentive compensation. Our definition of free cash flow may be different from definitions used by other companies. Free cash flow conversion is free cash flow divided by Adjusted Income. We use free cash flow conversion as a measure of the quality of earnings, as we believe cash flow generation is an important indicator of financial performance.

FREE CASH FLOW (IN MILLIONS) AND FREE CASH FLOW CONVERSION

	Year Ended September 30, 2019
Cash provided by continuing operating activities	$ 1,182.0
Capital expenditures of continuing operations	(132.8)
Free cash flow	$ 1,049.2[1]
Adjusted income	$ 1,035.2
Free cash flow conversion (i.e., free cash flow as a % of Adjusted Income)	101%

(1)   Free cash flow for ICP purpose is $1,085 (million) after adding back the cash paid to settle the treasury locks ($36 million).

Adjusted Income and Adjusted EPS are non-GAAP earnings measures that exclude non-operating pension and postretirement benefit (credit) cost, gains and losses on investments, including fair value adjustments related to our PTC shares, net of their respective tax effects.

We believe that Adjusted Income and Adjusted EPS provide useful information to our investors about our operating performance and allow management and investors to compare our operating performance period over period. Adjusted EPS is also used as a financial measure of performance for our annual incentive compensation. Our measures of Adjusted Income and Adjusted EPS may be different from measures used by other companies. These non-GAAP measures should not be considered a substitute for net income and diluted EPS.

The following are reconciliations of Net Income and diluted EPS to Adjusted Income and Adjusted EPS, respectively:

ADJUSTED INCOME (IN MILLIONS)

	Year Ended September 30, 2019
Net Income	$ 695.8
Non-operating pension and postretirement benefit credit, net of tax effect	(7.4)
Change in fair value of investments, net of tax effect	346.8
Adjusted income	$ 1,035.2

ADJUSTED EPS

	Year Ended September 30, 2019	Year Ended September 30, 2018
Diluted EPS	$ 5.83	$ 4.21
Non-operating pension and postretirement benefit (credit) cost, net of tax effect	(0.06)	0.12
Change in fair value of investments, net of tax effect	2.90	(0.54)
Costs related to unsolicited Emerson proposals, net of tax effect	—	0.07
Effects of the Tax Act	—	4.24
Adjusted EPS[1]	$ 8.67	$ 8.10

(1) Adjusted EPS for ICP purposes in 2019 was $8.73 after adding back $0.06 related to acquisition and joint venture set-up costs and, in 2018, was $7.76 after excluding benefit from lower tax rates under the Tax Act.

OTHER MATTERS

The Board does not know of any other matters that may be presented at the meeting. Our by-laws required notice by November 7, 2019, for any matter to be brought before the Annual Meeting by a shareowner. In the event of a vote on any matters other than those referred to in the accompanying Notice of 2020 Annual Meeting of Shareowners, proxies in the accompanying form will be voted in accordance with the judgment of the persons voting such proxies.

ANNUAL REPORT

Our Annual Report on Form 10-K, including financial statements and financial statement schedules, for the fiscal year ended September 30, 2019, was mailed with this proxy statement to shareowners who received a printed copy of this proxy statement. A copy of our Annual Report on Form 10-K is available on the internet as set forth in the Notice of Internet Availability of Proxy Materials.

We will send a copy of our Annual Report on Form 10-K to any shareowner without charge upon written request addressed to:

Rockwell Automation, Inc.

Shareowner Relations, E-7F19
1201 South Second Street
Milwaukee, Wisconsin 53204, USA
+1 (414) 382-8410

SHAREOWNER PROPOSALS FOR 2021 ANNUAL MEETING

If a shareowner wants to submit, in accordance with SEC Rule 14a-8, a proposal for possible inclusion in our proxy statement for the 2021 Annual Meeting of Shareowners, the proposal must be received by our Corporate Secretary at the address listed below by August 20, 2020.

Our by-laws provide proxy access to eligible shareowners. The proxy access by-law provides that a shareowner, or group of up to 20 shareowners, that owns 3% or more of the Company's outstanding common stock continuously for at least three years may submit director nominees for up to the greater of two directors or 20 percent of the Board (provided the shareowner or a group of shareowners and nominees satisfy specified requirements). A shareowner's notice of nomination of one or more director candidates to be included in the Company's proxy statement and ballot pursuant to Section 9 of Article II of our by-laws (a proxy access nomination) must be delivered to our principal executive offices no earlier than July 21, 2020 and no later than August 20, 2020 (i.e., no earlier than the 150th day and no later than the 120th day before the anniversary of the date the Company filed its proxy statement for the previous year's annual meeting with the SEC).

In addition, if a shareowner wants to propose any matter for consideration by the shareowners at the 2021 Annual Meeting of Shareowners, other than a matter brought pursuant to SEC Rule 14a-8 or a proxy access director nomination, or the person the shareowner wants to nominate as a director, our by-laws require the shareowner to notify our Corporate Secretary in writing at the address listed below on or after October 7, 2020 and on or before November 6, 2020. If the number of directors to be elected to the Board at the 2021 Annual Meeting of Shareowners is increased and we do not make a public announcement naming all of the nominees for director or specifying the increased size of the Board on or before October 27, 2020, a shareowner proposal with respect to nominees for any new position created by such increase will be considered timely if received by our Corporate Secretary not later than the tenth day following our public announcement of the increase. The specific requirements and procedures for shareowner proposals to be presented directly at an Annual Meeting are set forth in our by-laws, which are available on our website at *www.rockwellautomation.com* on the "Investors" page under the heading "Corporate Governance."

To be in proper form, a shareowner's notice must include the information about the proposal or nominee as specified in our by-laws.

Notices of intention to present proposals or nominate directors at the 2021 Annual Meeting, and all supporting materials required by our by-laws, must be submitted to:

Rockwell Automation, Inc.

c/o Corporate Secretary
1201 South Second Street
Milwaukee, WI 53204

GENERAL INFORMATION ABOUT THE MEETING AND VOTING

DISTRIBUTION AND ELECTRONIC AVAILABILITY OF PROXY MATERIALS

This year we are once again taking advantage of SEC rules that allow companies to furnish proxy materials to shareowners via the internet. If you received a Notice of Internet Availability of Proxy Materials (Notice) by mail, you will not receive a printed copy of the proxy materials unless you specifically request one. The Notice instructs you on how to access and review this proxy statement and our 2019 Annual Report on Form 10-K as well as how to vote by internet. If you received the Notice and would still like to receive a printed copy of our proxy materials, you should follow the instructions for requesting these materials included in the Notice.

We will mail the Notice to certain shareowners by December 27, 2019. We will continue to mail a printed copy of this proxy statement and form of proxy to certain shareowners and we expect that mailing to begin on December 19, 2019.

SHAREOWNERS SHARING THE SAME ADDRESS

SEC rules permit us to deliver only one copy of our annual report and this proxy statement or the Notice to multiple shareowners who share the same address and have the same last name, unless we received contrary instructions from a shareowner. This delivery method, called "householding," reduces our printing and mailing costs. Shareowners who participate in householding will continue to receive separate proxy cards.

We will deliver promptly upon written or oral request a separate copy of our annual report and proxy statement or Notice to any shareowner who received these materials at a shared address. To receive a separate copy, please write or call Rockwell Automation Shareowner Relations, 1201 South Second Street, Milwaukee, Wisconsin 53204, USA, telephone: +1 (414) 382-8410.

If you are a holder of record and would like to revoke your householding consent and receive a separate copy of our annual report and proxy statement or Notice in the future, please contact Broadridge Financial Solutions, Inc. (Broadridge), either by calling +1 (800) 542-1061 (toll free in the United States and Canada only) or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717, USA. You will be removed from the householding program within 30 days.

Any shareowners of record who share the same address and wish to receive only one copy of future Notices or proxy statements and annual reports for their household should contact Rockwell Automation Shareowner Relations at the address or telephone number listed above.

If you hold your shares in street name with a broker or other nominee, please contact them for information about householding.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

WHAT AM I VOTING ON?

You will be voting on whether to:

- elect as directors the four nominees named in this proxy statement;
- approve on an advisory basis the compensation of our named executive officers;
- approve the selection by the Audit Committee of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2020; and
- approve our 2020 Long-Term Incentives Plan.

WHO IS ENTITLED TO VOTE AT THE ANNUAL MEETING?

Only holders of record of our common stock at the close of business on December 9, 2019, the record date for the meeting, may vote at the Annual Meeting. Each shareowner of record is entitled to one vote for each share of our common stock held on the record date. On December 9, 2019, 115,667,473 shares of our common stock were outstanding and entitled to vote.

SHAREOWNER OF RECORD

You are considered a shareowner of record of our common stock if your shares are registered directly in your name with our transfer agent, EQ Shareowner Services (formerly Wells Fargo Shareowner Services).

STREET NAME SHAREOWNER

If you hold shares through a bank, broker or other nominee, you are considered a "beneficial owner" of shares held in "street name". If you hold shares in street name on the record date, you are entitled to vote them through your bank, broker or nominee who will send you these proxy materials and voting instructions.

WHO MAY ATTEND THE ANNUAL MEETING?

Shareowners as of December 9, 2019, the record date, or individuals authorized as their duly appointed proxies, may attend the Annual Meeting. Please note that if you hold your shares in street name through a broker or other nominee, you will need to provide a copy of a brokerage statement reflecting your stock ownership as of the record date to be admitted to the Annual Meeting. Instructions for obtaining an admittance card are on the outside back cover page of this proxy statement. You will find directions and instructions for parking and entering the building on your admittance card.

HOW DO I VOTE MY SHARES?

We encourage shareowners to vote their shares in advance of the Annual Meeting even if they plan to attend. Shareowners may vote in person at the Annual Meeting. If you are a record holder and wish to vote in person at the meeting, you may vote by obtaining a ballot at the meeting. If you hold your shares in street name and wish to vote in person at the meeting, you should contact your broker or other nominee to obtain a broker's proxy card and bring it, together with proper identification and your brokerage statement reflecting your stock ownership as of the record date, to the meeting.

In addition, you may vote by proxy:

- if you received a Notice, by submitting the proxy over the internet by following the instructions on the Notice; and
- if you received a paper copy of the proxy materials:
  - for shareowners of record and participants in our savings plans and EQ Shareowner Services Plus Plan (dividend reinvestment and stock purchase plan), by completing, signing and returning the enclosed proxy card or direction card, or via the internet or by telephone; or
  - for shares held in street name, by using the method directed by your broker or other nominee. You may vote over the internet or by telephone if your broker or nominee makes those methods available, in which case they will provide instructions with your proxy materials.

HOW WILL MY PROXY BE VOTED?

If you properly complete, sign and return a proxy or use our telephone or internet voting procedures to authorize the named proxies to vote your shares, your shares will be voted as specified. If your proxy card is signed but does not contain specific instructions, your shares will be voted as recommended by our Board, subject to applicable NYSE regulations.

For shareowners participating in our savings plans or in the EQ Shareowner Services Plus Plan, the trustee or administering bank will vote the shares that it holds for a participant's account only in accordance with instructions given in a signed, completed and returned proxy card or direction card, or in accordance with instructions given pursuant to our internet or telephone voting procedures. If they do not receive instructions, the shares will not be voted. To allow sufficient time for voting by the trustees of the savings plans, your voting instructions for shares held in the plans must be received by January 30, 2020.

MAY I CHANGE MY PROXY AFTER I VOTE MY SHARES?

For shareowners of record, you may revoke or change your proxy at any time before it is voted at the Annual Meeting by:

- delivering a written notice of revocation to the Secretary of the Company;
- submitting a properly signed proxy card with a later date;
- casting a later vote using the telephone or internet voting procedures; or
- voting in person at the Annual Meeting (except for shares held in the savings plans).

If you hold your shares in street name, you must contact your broker or other nominee to revoke or change your proxy. Your proxy is not revoked simply because you attend the Annual Meeting.

WILL MY VOTE BE CONFIDENTIAL?

It is our policy to keep confidential all proxy cards, ballots and voting tabulations that identify individual shareowners, except (i) as may be necessary to meet any applicable legal requirements, (ii) in the case of any contested proxy solicitation, as may be necessary to permit proper parties to verify the propriety of proxies presented by any person and the results of the voting, and (iii) if a shareowner writes comments on the proxy card directed to our Board or management. Representatives of Broadridge will tabulate votes and act as the independent inspector of election at this year's meeting. The independent inspector of election and any employees involved in processing proxy cards or ballots and tabulating the vote are required to comply with this policy of confidentiality.

WHAT IS REQUIRED FOR THERE TO BE A QUORUM AT THE ANNUAL MEETING?

Holders of at least a majority of the shares of our common stock issued and outstanding on the record date for the Annual Meeting must be present, in person or by proxy, for there to be a quorum in order to conduct business at the meeting.

HOW MANY VOTES ARE NEEDED TO APPROVE EACH OF THE PROPOSALS?

Proposal	Vote Required	Broker Discretionary Voting Allowed
Election of Directors	Plurality of votes cast	No
Advisory Approval of Executive Compensation	Majority of votes cast	No
D&T Appointment	Majority of votes cast	Yes
2020 Long-Term Incentives Plan	Majority of votes cast	No

ELECTION OF DIRECTORS

Directors are elected by a plurality of votes cast. This means that the four nominees for election as directors who receive the greatest number of votes cast by the holders of our common stock entitled to vote at the meeting will become directors. In an uncontested election where the number of nominees equals the number of director seats up for election, all the nominees will be elected as long as there is a quorum and somebody votes for their election. The election of directors, however, is subject to our director resignation policy if a director fails to receive a majority vote.

Our Guidelines on Corporate Governance set forth our policy if a director is elected by a plurality of votes cast but receives a greater number of votes "withheld" from his or her election than votes "for" such election. In an uncontested election, any nominee for director who receives more votes "withheld" than votes "for" his or her election must promptly tender his or her resignation to the Board. The Board Composition and Corporate Governance

Committee will consider the resignation offer and make a recommendation to the Board. The Board will act on the tendered resignation within 90 days following certification of the election results. The Board Composition and Corporate Governance Committee, in making its recommendation, and the Board, in making its decision, may consider any factors or other information that it considers appropriate and relevant, including any stated reasons why the shareowners withheld votes from the director, the director's tenure, the director's qualifications, the director's past and expected contributions to the Board, and the overall composition of the Board. We will promptly disclose the Board's decision regarding whether to accept or reject the director's resignation offer in a Form 8-K furnished to the SEC. If the Board rejects the tendered resignation or pursues any additional action, the disclosure will include the rationale behind the decision. Any director who tenders his or her resignation may not participate in the Board Composition and Corporate Governance Committee deliberations and recommendation or in the Board's decision whether to accept or reject the resignation offer.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

An affirmative vote of the holders of a majority of the voting power of our common stock present in person or represented by proxy and entitled to vote on the matter is necessary to approve on an advisory basis the compensation of our NEOs, although such vote will not be binding on us.

D&T APPOINTMENT

An affirmative vote of the holders of a majority of the voting power of our common stock present in person or represented by proxy and entitled to vote on the matter is necessary to approve the D&T appointment.

2020 LONG-TERM INCENTIVES PLAN

An affirmative vote of the holders of a majority of the voting power of our common stock present in person or represented by proxy and entitled to vote on the matter is necessary to approve the 2020 Long-Term Incentives Plan.

HOW ARE VOTES COUNTED?

Under Delaware law and our certificate of incorporation and by-laws, all votes entitled to be cast by shareowners present in person or represented by proxy at the meeting and entitled to vote on the subject matter, whether those shareowners vote "for", "against" or abstain from voting, will be counted for purposes of determining the minimum number of affirmative votes required to approve the D&T appointment and the 2020 Long-Term Incentives Plan and approve on an advisory basis the compensation of our NEOs.

WHAT IS THE EFFECT OF AN ABSTENTION?

The shares of a shareowner who abstains from voting on a matter will be counted for purposes of determining whether a quorum is present at the meeting so long as the shareowner is present in person or represented by proxy. An abstention from voting on a matter by a shareowner present in person or represented by proxy at the meeting has no effect on the election of directors, but has the same legal effect as a vote "against" the proposals to approve the compensation of our NEOs, the D&T appointment and the 2020 Long-Term Incentives Plan.

HOW WILL VOTES BE COUNTED ON SHARES HELD THROUGH BROKERS?

Brokers are not entitled to vote on the election of directors, the advisory proposal to approve the compensation of our NEOs, or the approval of the 2020 Long-Term Incentives Plan, unless they receive voting instructions from the beneficial owner. However, under NYSE rules, brokers may use discretionary authority to vote on "routine" items such as the ratification of auditors. If a broker does not receive voting instructions, the broker may return a proxy card voting on routine items with no vote on the election of directors, the advisory proposal to approve the compensation of our NEOs, and the approval of the 2020 Long-Term Incentives Plan, which is usually referred to as a broker non-vote. The shares of a shareowner whose shares are not voted because of a broker non-vote on a particular matter will be counted for purposes of determining whether a quorum is present at the meeting so long as the shareowner is represented by proxy. A broker non-vote has no effect on the election of directors, the advisory proposal to approve the compensation of our NEOs, or the approval of the 2020 Long-Term Incentives Plan.

CAN I RECEIVE ELECTRONIC ACCESS TO SHAREOWNER MATERIALS?

As noted above, SEC rules permit us to furnish proxy materials to shareowners via the internet. However, we may choose to continue to provide printed copies to certain shareowners. If we send you printed copies, you can save us printing and mailing costs by electing to access proxy statements, annual reports and related materials electronically instead of receiving these documents in print. You must have an e-mail account and access to the internet and expect to have such access in the future to be eligible for electronic access to these materials. To enroll for these services, please go to *https://enroll.icsdelivery.com/rok_* or visit our website at *www.rockwellautomation.com*, click on "Investors", then under "Shareowner Resources", click on "Investor Contact", and you will find the link under the subheading "Electronic Delivery" under "Transfer Agent & Dividends". If you own your shares through a broker or other nominee, you may contact them directly to request electronic access.

Your consent to electronic access will be effective until you revoke it. You may cancel your consent at no cost to you at any time by going to *https://enroll.icsdelivery.com/rok_* and following the instructions or by contacting your broker or other nominee.

EXPENSES OF SOLICITATION

We will bear the cost of the solicitation of proxies. We are soliciting proxies by mail, e-mail and through the Notice. Proxies also may be solicited personally, or by telephone or facsimile, by a few of our regular employees without additional compensation. In addition, we have hired Innisfree M&A Incorporated, 501 Madison Avenue, New York, NY 10022, for $17,500 plus associated costs and expenses to assist in the solicitation. We will reimburse brokers and other persons holding stock in their names, or in the names of nominees, for their expenses for forwarding proxy materials to principals and beneficial owners and obtaining their proxies.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREOWNERS TO BE HELD ON FEBRUARY 4, 2020

This proxy statement and the Annual Report on Form 10-K for our fiscal year ended September 30, 2019, are available to you on the internet at *www.proxyvote.com*.

To view this material, you will need your control number from your proxy card.

The Annual Meeting (for shareowners as of the December 9, 2019 record date) will be held on February 4, 2020, at 5:30 p.m. CST at Rockwell Automation Global Headquarters, 1201 South Second Street, Milwaukee, Wisconsin 53204, USA.

For directions to the Annual Meeting and to vote in person, please call Shareowner Relations at +1 (414) 382-8410.

Shareowners will vote at the Annual Meeting on whether to:

1) elect Steven R. Kalmanson, James P. Keane, Pam Murphy, and Donald R. Parfet as directors;

2) approve on an advisory basis the compensation of our named executive officers as described in the proxy statement;

3) approve the selection of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2020; and

4) approve our 2020 Long-Term Incentives Plan.

 **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF THE FOUR NAMED DIRECTORS AND THE PROPOSALS TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, DELOITTE & TOUCHE LLP, AND THE 2020 LONG-TERM INCENTIVES PLAN.**

December 11, 2019

APPENDIX A

ROCKWELL AUTOMATION, INC.
2020 LONG-TERM INCENTIVES PLAN

SECTION 1: PURPOSE

The purpose of the Plan is to promote the interests of the Corporation and its shareowners by providing incentive compensation opportunities to assist in (i) attracting, motivating and retaining Employees, Prospective Employees and Non-Employee Directors and (ii) aligning the interests of Employees, Prospective Employees and Non-Employee Directors participating in the Plan with the interests of the Corporation's shareowners.

SECTION 2: DEFINITIONS

As used in the Plan, the following terms shall have the respective meanings specified below.

a. **"Available Stock"** means the aggregate number of shares of Stock available for delivery pursuant to the Plan.

b. **"Award"** means an award granted pursuant to Section 4.

c. **"Award Agreement"** means a document described in Section 6 setting forth the terms and conditions applicable to an Award granted to a Participant.

d. **"BCCG**" means the Board Composition and Corporate Governance Committee of the Board of Directors, as it may be comprised from time to time.

e. **"Board of Directors"** means the Board of Directors of the Corporation, as it may be comprised from time to time.

f. **"Cause"** means (i) the willful and continued failure of the Participant to perform substantially the Participant's duties with the Corporation or one of its affiliates (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to the Participant by the Board of Directors or the Chief Executive Officer of the Corporation which specifically identifies the manner in which the Board of Directors or Chief Executive Officer believes that the Participant has not substantially performed the Participant's duties, or (ii) the willful engaging by the Participant in illegal conduct or gross misconduct which is materially and demonstrably injurious to the Corporation. For purposes of this definition, no act or failure to act, on the part of the Participant, shall be considered "willful" unless it is done, or omitted to be done, by the Participant in bad faith or without reasonable belief that the Participant's action or omission was in the best interests of the Corporation. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board of Directors or upon the instructions of the Chief Executive Officer or a senior officer of the Corporation or based upon the advice of counsel for the Corporation shall be conclusively presumed to be done, or omitted to be done, by the Participant in good faith and in the best interests of the Corporation. The cessation of employment of the Participant shall not be deemed to be for Cause unless and until there shall have been delivered to the Participant a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Board of Directors at a meeting of the Board of Directors called and held for such purpose (after reasonable notice is provided to the Participant and the Participant is given an opportunity, together with counsel, to be heard before the Board of Directors), finding that, in the good faith opinion of the Board of Directors, the Participant is guilty of the conduct described in clause (i) or (ii) above, and specifying the particulars thereof in detail.

g. **"Change of Control"** means any of the following:

(i)   the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (A) the then outstanding shares of common stock of the Corporation (the "Outstanding Rockwell Common Stock") or (B) the combined voting power of the then outstanding voting securities of the Corporation entitled to vote generally in the election of directors (the "Outstanding Rockwell Voting Securities"); **provided, however,** that for purposes of this subparagraph (i), the following acquisitions shall not constitute a Change of Control: (w) any acquisition directly from the Corporation, (x) any acquisition by the Corporation, (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Corporation or any corporation controlled by the Corporation or (z) any acquisition pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (iii) of this Section 2(g);

(ii) individuals who, as of October 1, 2019, constitute the Board of Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors; **provided, however,** that any individual becoming a director subsequent to that date whose election, or nomination for election by the Corporation's shareowners, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors;

(iii) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Corporation or the acquisition of assets of another entity (a "Corporate Transaction"), in each case, unless, following such Corporate Transaction, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Rockwell Common Stock and Outstanding Rockwell Voting Securities immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Corporate Transaction (including, without limitation, a corporation which as a result of such transaction owns the Corporation or all or substantially all of the Corporation's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Rockwell Common Stock and Outstanding Rockwell Voting Securities, as the case may be, (B) no Person (excluding any employee benefit plan (or related trust) of the Corporation or such corporation resulting from such Corporate Transaction) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Corporate Transaction or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Corporate Transaction and (C) at least a majority of the members of the board of directors of the corporation resulting from such Corporate Transaction were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board of Directors, providing for such Corporate Transaction; or

(iv) approval by the Corporation's shareowners of a complete liquidation or dissolution of the Corporation.

h. **"Change of Control Good Reason"** means any of the following:

(i) a material diminution in the Participant's base compensation, target bonus opportunity or eligibility to receive long-term incentives;

(ii) a material diminution in the Participant's authority, duties, or responsibilities;

(iii) a material diminution in the authority, duties or responsibilities of the supervisor to whom the Participant is required to report, including a requirement that the Participant report to a corporate officer or employee instead of reporting directly to the Board of Directors; or

(iv) a material change in the geographic location at which the Participant must perform services.

Notwithstanding the foregoing, in the case of any Award that is subject to and not exempt from Section 409A, clause (i) above shall instead read as follows: "(i) a material diminution in the Participant's base compensation;".

For purposes of this definition, a Participant shall not be deemed to have incurred a termination of employment for a Change of Control Good Reason unless:

(i) the condition constituting a Change of Control Good Reason occurs during the period commencing with the date of the Change of Control and ending on the second anniversary of the date of the Change of Control; and

(ii) the Participant provides written notice to the Corporation of the existence of the condition constituting a Change of Control Good Reason within ninety (90) days of the initial existence of the condition constituting a Change of Control Good Reason, the Corporation or one of its affiliates is given thirty (30) days to cure such condition and such condition remains uncured after such thirty (30)-day period.

i. **"Code"** means the Internal Revenue Code of 1986, as amended from time to time.

j. **"Compensation Committee"** means the Compensation Committee of the Board of Directors, as it may be comprised from time to time.

k. **"Committee"** means (i) the Compensation Committee (other than with respect to Awards for Non-Employee Directors), (ii) the BCCG (with respect to Awards for Non-Employee Directors) or (iii) in either case, any other committee appointed by the Board of Directors for which each member of such committee shall at the time of any action under the Plan be, to the extent the Board of Directors determines appropriate, (A) a "non-employee director" as defined in Rule 16b-3(b)(3)(i) under the Exchange Act and (B) an "independent" director under the rules of the New York Stock Exchange and any other applicable regulatory requirements.

l. **"Corporation"** means Rockwell Automation, Inc. and any successor thereto.

m. **"Dividend Equivalent"** means an amount equal to the amount of cash dividends payable with respect to a share of Stock after the date specified in an Award Agreement with respect to an Award settled in Stock or an Award of Restricted Stock Units, Performance Shares or Performance Units; **_provided, however,_** that no Dividend Equivalents shall be paid in respect of Awards of Options or SARs.

n. **"Employee"** means an individual who is an employee or a leased employee of, or a consultant to, the Corporation or a Subsidiary, but excludes members of the Board of Directors who are not also employees of the Corporation or a Subsidiary.

o. **"Exchange Act"** means the Securities Exchange Act of 1934, and any successor statute, as it may be amended from time to time.

p. **"Fair Market Value"** means the closing sale price of the Stock as reported in the New York Stock Exchange—Composite Transactions (or if the Stock is not then traded on the New York Stock Exchange, the closing sale price of the Stock on the stock exchange or over-the-counter market on which the Stock is principally trading) on the date of a determination (or on the next preceding day the Stock was traded if it was not traded on the date of a determination).

q. **"Incentive Stock Option"** means an Option (or an option to purchase Stock granted pursuant to any other plan of the Corporation or a Subsidiary) intended to comply with Code Section 422.

r. **"Non-Employee Director"** means a member of the Board of Directors who is not an Employee.

s. **"Non-Qualified Stock Option"** means an Option that is not an Incentive Stock Option.

t. **"Officer"** means an Employee who is an officer of the Corporation as defined in Rule 16a-1(f) under the Exchange Act as it may be amended from time to time.

u. **"Option"** means an option to purchase Stock granted pursuant to Section 4(a).

v. **"Participant"** means any Employee, Prospective Employee or Non-Employee Director who has been granted an Award.

w. **"Performance Formula"** means, for a Performance Period, one or more objective formulas or standards established by the Committee for purposes of determining whether or the extent to which an Award has been earned based on the level of performance attained with respect to one or more Performance Goals. Performance Formulas may vary from Performance Period to Performance Period and from Participant to Participant and may be established on a stand-alone basis, in tandem or in the alternative.

x. **"Performance Goal"** means the level of performance, whether absolute or relative to a peer group or index, established by the Committee as the performance goal with respect to a Performance Measure. Performance Goals may vary from Performance Period to Performance Period and from Participant to Participant and may be established on a stand-alone basis, in tandem or in the alternative.

y. **"Performance Measure"** means one or more of the following selected by the Committee to measure the performance of the Corporation, a business unit (which may but need not be a Subsidiary) of the Corporation or both for a Performance Period: basic or diluted earnings per share; revenue; sales; operating income; earnings before or after interest, taxes, depreciation or amortization; return on capital; return on invested capital; return on equity; return on assets; return on net assets; return on sales; cash flow; operating cash flow; free cash flow; working capital; stock price; total shareowner return; and/or such other measures of performance as the Committee may determine at the time any Award is granted. Each such measure, to the extent applicable, shall be determined in accordance with generally accepted accounting principles as consistently applied by the Corporation and, if so determined by the Committee at the time the Award is granted, adjusted to omit the effects of extraordinary items, gain or loss on the disposal of a business, unusual or infrequently occurring events and transactions and cumulative effects of changes in accounting principles. Performance Measures may vary from Performance Period to Performance Period and from Participant to Participant and may be established on a stand-alone basis, in tandem or in the alternative.

z. **"Performance Period"** means one or more periods of time (of not less than one fiscal year of the Corporation), as the Committee may designate, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's rights in respect of an Award.

aa. **"Performance Share"** means an Award denominated in Stock granted pursuant to Section 4(f) and Section 4(g).

bb. **"Performance Unit"** means an Award denominated in cash granted pursuant to Section 4(e) and Section 4(g).

cc. **"Plan"** means this 2020 Long-Term Incentives Plan as adopted by the Corporation and in effect from time to time.

dd. **"Prior Plans"** means the Rockwell Automation, Inc. 2012 Long-Term Incentives Plan and the Rockwell Automation, Inc. 2008 Long-Term Incentives Plan, each as amended.

ee. **"Prospective Employee"** means an individual who at the time of the grant of an Award has been extended an offer of employment with the Corporation or a Subsidiary but who has not yet accepted said offer and become an Employee.

ff. **"Restricted Stock"** means an Award of Stock subject to restrictions granted pursuant to Section 4(c).

gg. **"Restricted Stock Unit"** means an Award denominated in Stock granted pursuant to Section 4(d).

hh. **"SAR"** means a stock appreciation right with respect to Stock granted pursuant to Section 4(b).

ii. **"Section 409A"** means Code Section 409A, including any regulations and other guidance issued thereunder by the Department of the Treasury and/or the Internal Revenue Service.

jj. **"Section 409A Change of Control"** means a Change of Control that meets the requirements of Treasury Regulation Section 1.409A-3(i)(5).

kk. **"Separation from Service"** has the meaning set forth in Section 409A.

ll. **"Stock"** means shares of Common Stock, par value $1 per share, of the Corporation or any security of the Corporation issued in substitution, exchange or lieu thereof.

mm. **"Subsidiary"** means (i) any corporation or other entity in which the Corporation, directly or indirectly, has ordinary voting power to elect a majority of the board of directors or other persons performing similar functions of such corporation or other entity and (ii) any corporation or other entity in which the Corporation has a significant equity interest and which the Committee has determined to be considered a Subsidiary for purposes of the Plan.

SECTION 3: ELIGIBILITY

The Committee may grant one or more Awards to any Employee, Prospective Employee or Non-Employee Director designated by it to receive an Award.

SECTION 4: AWARDS

The Committee may grant any one or more of the following types of Awards, and any such Award may be granted by itself, together with another Award that is linked and alternative to the Award with which it is granted or together with another Award that is independent of the Award with which it is granted:

a. **Options.** An Option is an option to purchase a specified number of shares of Stock exercisable at such time or times and subject to such terms and conditions as the Committee may determine consistent with the provisions of the Plan, including the following:

   (i) The exercise price per share of an Option shall not be less than 100% of the Fair Market Value on the date the Option is granted, and no Option may be exercisable more than 10 years after the date the Option is granted.

   (ii) The exercise price of an Option shall be paid in cash (including by authorizing the designated agent or third party approved by the Corporation to sell the Stock (or a sufficient portion of the Stock) acquired upon exercise of the Option and apply the proceeds of such sale to payment of the exercise price of the Option) or, at the discretion of the Committee, in Stock valued at the Fair Market Value on the date of exercise, by withholding shares of Stock for which the Option is exercisable valued at the Fair Market Value on the date of exercise or through any combination of the foregoing.

   (iii) No fractional shares of Stock will be issued or accepted. The Committee may impose such other conditions, restrictions and contingencies with respect to shares of Stock delivered pursuant to the exercise of an Option as it deems desirable.

   (iv) Incentive Stock Options shall be subject to the following additional provisions:

   A. No grant of Incentive Stock Options to any one Employee shall cover a number of shares of Stock whose aggregate Fair Market Value (determined on the date the Option is granted), together with the aggregate Fair Market Value (determined on the respective date of grant of any Incentive Stock Option) of the shares of Stock covered by any Incentive Stock Options that have been previously granted under the Plan or any other plan of the Corporation or any Subsidiary and that are exercisable for the first time during the same calendar year, exceeds $100,000 (or such other amount as may be fixed as the maximum amount permitted by Code Section 422(d)); **provided, however,** that, if such limitation is exceeded, the Incentive Stock Options granted in excess of such limitation shall be treated as Non-Qualified Stock Options.

   B. No Incentive Stock Option may be granted under the Plan after October 30, 2029.

   C. No Incentive Stock Option may be granted to any Participant who on the date of grant is not an employee of the Corporation or a corporation that is a subsidiary of the Corporation within the meaning of Code Section 424(f).

b. **Stock Appreciation Rights (SARs).** A SAR is the right to receive a payment measured by the excess of the Fair Market Value of a specified number of shares of Stock on the date on which the Participant exercises the SAR over the grant price of the SAR determined by the Committee, which shall be exercisable at such time or times and subject to such terms and conditions as the Committee may determine consistent with the provisions of the Plan, including the following:

   (i) The grant price of a SAR shall not be less than 100% of the Fair Market Value of the shares of Stock covered by the SAR on the date the SAR is granted, and no SAR may be exercisable more than 10 years after the date the SAR is granted.

   (ii) SARs may be (A) freestanding SARs or (B) tandem SARs granted in conjunction with an Option, either at the time of grant of the Option or at a later date, and exercisable at the Participant's election instead of all or any part of the related Option.

   (iii) The payment to which the Participant is entitled on exercise of a SAR may be in cash, in Stock valued at the Fair Market Value on the date of exercise or partly in cash and partly in Stock (as so valued), as the Committee may determine.

c. **Restricted Stock.** Restricted Stock is Stock that is issued to a Participant subject to such restrictions on transfer and such other restrictions on incidents of ownership as the Committee may determine, which restrictions shall lapse at such time or times or upon the occurrence of such event or events as the Committee may determine, including but not limited to the achievement, over a specified period of time, of one or more specific goals with respect to performance of the Corporation, a business unit (which may but need not be a Subsidiary) of the Corporation or that Participant. Subject to the specified restrictions, the Participant as owner of those shares of Restricted Stock shall have the rights of the holder thereof, except that the Committee may provide at the time of the Award that any dividends or other distributions paid with respect to that Stock while subject to those restrictions shall not be payable or shall be accumulated, with or without interest, or reinvested in Stock and held subject to the same restrictions as the Restricted Stock and such other terms and conditions as the Committee shall determine. Shares of Restricted Stock shall be deemed beneficially owned by the Participant and, at the Corporation's sole discretion, shall be held in book-entry form subject to the Corporation's instructions, in a nominee account for the Corporation or shall be evidenced by a certificate, which shall bear an appropriate restrictive legend, shall be subject to appropriate stop-transfer orders and shall be held in custody by the Corporation until the restrictions on those shares of Restricted Stock lapse.

d. **Restricted Stock Unit.** A Restricted Stock Unit is an Award of a right to receive at a specified future date an amount based on the Fair Market Value of a specified number of shares of Stock on the payout date, subject to such terms and conditions as the Committee may establish, including but not limited to the achievement, over a specified period of time, of one or more specific goals with respect to performance of the Corporation, a business unit (which may but need not be a Subsidiary) of the Corporation or the Participant to whom the Restricted Stock Units are granted. Restricted Stock Units that become payable in accordance with their terms and conditions shall be paid out in Stock, in cash based on the Fair Market Value of the Stock underlying the Restricted Stock Units on the payout date (or at the sole discretion of the Committee, the day immediately preceding that date) or partly in cash (as so based) and partly in Stock, as the Committee may determine. Any person who holds Restricted Stock Units shall have no ownership interest in any shares of Stock to which such Restricted Stock Units relate until and unless payment with respect to such Restricted Stock Units is actually made in shares of Stock. The Committee may provide for no deemed accumulation of Dividend Equivalents or for the deemed accumulation of Dividend Equivalents in cash, with or without interest, or the deemed reinvestment of Dividend Equivalents in Stock held subject to the same conditions as the Restricted Stock Unit and/or such other terms and conditions as the Committee shall determine.

e. **Performance Units.** A Performance Unit is an Award denominated in cash, the amount of which may be based on the achievement, over a specified period of time, of one or more specific goals with respect to performance of the Corporation, a business unit (which may but need not be a Subsidiary) of the Corporation or the Participant to whom the Performance Units are granted. Performance Units that become payable in accordance with their terms and conditions shall be paid out in cash, in Stock valued at the Fair Market Value on the payout date (or at the sole discretion of the Committee, the day immediately preceding that date) or partly in cash and partly in Stock (as so valued), as the Committee may determine.

f. **Performance Shares.** A Performance Share is an Award of a right to receive at a specified future date an amount based on the Fair Market Value of a specified number of shares of Stock on the payout date, subject to such terms and conditions as the Committee may establish, including but not limited to the achievement, over a specified period of time, of one or more specific goals with respect to performance of the Corporation, a business unit (which may but need not be a Subsidiary) of the Corporation or the Participant to whom the Performance Shares are granted. Performance Shares that become payable in accordance with their terms and conditions shall be paid out in Stock, in cash based on the Fair Market Value of the Stock underlying the Performance Shares on the payout date (or at the sole discretion of the

Committee, the day immediately preceding that date) or partly in cash (as so based) and partly in Stock, as the Committee may determine. Any person who holds Performance Shares shall have no ownership interest in any shares of Stock to which such Performance Shares relate until and unless payment with respect to such Performance Shares is actually made in shares of Stock.

g. **Performance Goals, Performance Measures and Payouts.**

(i) Each Award of Performance Units or Performance Shares shall include one or more Performance Goal(s) and/or Performance Measure(s) and shall be subject to this Section 4(g).

(ii) With respect to each Award of Performance Units or Performance Shares, the Committee shall establish, in writing, on or before the date of grant and no more than a reasonable amount of time after the beginning of the relevant Performance Period, one or more Performance Goal(s), Performance Measure(s) and/or Performance Formula(s) for such Award of Performance Units or Performance Shares for the applicable Performance Period.

(iii) A Participant shall be eligible to receive payment in respect of an Award of Performance Units or Performance Shares only to the extent that the Performance Goal(s) for that Award are achieved and the Performance Formula(s) as applied against such Performance Goal(s) determines that all or some portion of such Participant's Award has been earned for the Performance Period. As soon as practicable after the close of each Performance Period, the Committee shall review and determine whether, and to what extent, the Performance Goal(s) for the Performance Period have been achieved and, if so, determine the amount of the Award of Performance Units or Performance Shares earned by the Participant for such Performance Period based upon such Participant's Performance Formula(s). The Committee shall then determine the actual amount of the Award of Performance Units or Performance Shares to be paid to the Participant and, in so doing, may in its sole discretion decrease or increase the amount of such Award otherwise payable to the Participant based upon such performance. All such determinations of the Committee will be final, conclusive and binding on the Participant. As promptly as practicable after making the foregoing determinations, the Committee shall notify any Participant who has earned any portion of his or her Award of Performance Units or Performance Shares in writing of such determinations.

h. **Stock.** The Committee may grant solely to any Participant who is a Non-Employee Director an Award of a specified number of shares of Stock as the Committee shall determine. Such Stock shall not be subject to any restrictions on incidents of ownership or restrictions on transfer (other than pursuant to any federal, state or local securities laws). Upon the grant of an Award of Stock to any Participant who is a Non-Employee Director, such Participant shall own beneficially all of the shares of Stock subject to such Award and have all of the rights of the holder thereof.

i.   **Deferrals.**

(i) *Generally*. The Committee may require or permit Participants to defer the issuance or vesting of shares of Stock or the settlement of Awards under such rules and procedures as it may establish under the Plan, including pursuant to the Corporation's Deferred Compensation Plan or Directors Deferred Compensation Plan. The Committee may also provide that deferred settlements include the payment or crediting of interest on the deferral amounts or the payment or crediting of Dividend Equivalents on deferred settlements in shares of Stock. Notwithstanding the foregoing, no deferral will be permitted if it will result in the Plan becoming an "employee pension benefit plan" under Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), that is not otherwise exempt under Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA. In addition, notwithstanding the foregoing, it is the intent of the Corporation that any deferral made under this Section 4(i) shall (A) satisfy the requirements for exemption under Section 409A or (B) satisfy the requirements of Section 409A.

(ii) *Non-Employee Director Deferrals*. Each Non-Employee Director may elect each year, not later than December 31 (A) of the year preceding the year in which he or she is to receive an Award of Stock pursuant to Section 4(h) to receive such Award in the form of Restricted Stock Units and (B) of the year preceding the year as to which an election is to be applicable, to receive all or any part of the cash portion of his or her retainer or other fees to be paid for service on the Board of Directors or any committee thereof in the following calendar year through the issuance of or delivery of a whole number of Restricted Stock Units determined by dividing such retainer or other amount by the Fair Market Value of the shares of Stock on the date when each payment of such retainer or other amount would otherwise be made in cash (or on the next preceding day that shares of Stock were traded if they were not traded on such date) and rounding up to the next higher whole number. Each Restricted Stock Unit received pursuant to an election under Section 4(i)(ii)(A) or (B) shall entitle the Non-Employee Director recipient to receive one share of Stock on the day on which he or she retires from the Board of Directors under the Board of Directors' retirement policy or if he or she resigns from the Board of Directors or ceases to be a member of the Board of Directors by reason of the antitrust laws, compliance with the Corporation's conflict of interest policies, death, disability or other circumstances the Board of Directors determines not to be adverse to the best interests of the Corporation, provided that such retirement or resignation constitutes a Separation from Service. If such retirement or resignation does not constitute a Separation from Service, each Restricted Stock Unit shall entitle the Non-Employee Director recipient to receive one share of Stock upon such Separation from Service. All Restricted Stock Units granted to Non-Employee Directors under the Plan shall be subject to such other terms and conditions as the Committee shall determine. Such other terms and

conditions shall be consistent with the provisions of the Plan, including those set forth in Section 4(d). If a Section 409A Change of Control shall occur, then all shares of Stock underlying Restricted Stock Units granted under the Plan to any Non-Employee Director pursuant to either of the foregoing elections shall be delivered as promptly as practicable to the Non-Employee Director in whose name they are registered and in any event within the calendar year in which the Section 409A Change of Control occurs.

j.   **Other Section 409A Provisions.** In addition to the provisions related to the deferral of Awards under the Plan set forth in Section 4(i) and notwithstanding any other provision of the Plan to the contrary, the following provisions shall apply to Awards:

(i) To the extent not otherwise set forth in the Plan, it is the intent of the Corporation that the Award Agreement for each Award shall set forth (or shall incorporate by reference to the Corporation's Deferred Compensation Plan or Directors Deferred Compensation Plan) such terms and conditions as are necessary to (A) satisfy the requirements for exemption under Section 409A or (B) satisfy the requirements of Section 409A.

(ii) Without limiting the generality of the foregoing, it is the intent of the Corporation that any payment of dividends on Restricted Stock or any payment of Dividend Equivalents on Restricted Stock Units shall (A) satisfy the requirements for exemption under Section 409A or (B) satisfy the requirements of Section 409A, including without limitation, to the extent necessary, the establishment of a separate written arrangement providing for the payment of such dividends or Dividend Equivalents.

(iii) Notwithstanding any other provision of the Plan to the contrary, the Corporation makes no representation that the Plan or any Award will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to the Plan or any Award. The Corporation will have no liability to any Participant in the event that the Participant becomes subject to taxation (including taxes, penalties and interest) under Section 409A (other than any reporting and/or withholding obligations that the Corporation may have under applicable tax law) or in the event the Participant incurs other expenses on account of non-compliance or alleged non-compliance with Section 409A,

(iv) Notwithstanding any other provision of the Plan to the contrary, in the case of any Award that is subject to and not exempt from Section 409A to the extent that payment is made on account of a "Change of Control", "retirement", "termination of employment" or "disability", (A) all references to "Change of Control" (other than the references in Section 10(a)(i)) shall instead refer to "Change of Control that constitutes a Section 409A Change of Control", (B) all references to "retirement" shall instead refer to "retirement that constitutes a Separation from Service", (C) all references to a Participant's employment being terminated shall instead be to the Participant's

Separation from Service, and (D) all references to "disability" shall instead refer to a "disability" that meets the requirements of Treasury Regulation Section 1.409A-3(i)(4)(i).

(v) Notwithstanding any other provision of the Plan to the contrary, in the case of any Award that is subject to and not exempt from Section 409A, if any payment with respect to such Award is payable to a Participant who is a "specified employee" (within the meaning of Section 409A(a)(2)(B)(i)) and such payment is subject to the six month delay in payment pursuant to Section 409A(a)(2)(B)(i) of the Code, such payment shall be delayed until six months after the Participant's Separation from Service (or earlier death) in accordance with the requirements of Section 409A.

SECTION 5: STOCK AVAILABLE UNDER PLAN; LIMITS ON AWARDS

a. **Shares of Available Stock under the Plan.** Subject to the adjustment provisions of Section 9 and the provisions of this Section 5, the aggregate number of shares of Available Stock shall be 13,000,000 plus any shares of Stock subject to awards granted under the Prior Plans that may be available again for delivery pursuant to this Section 5.

b. **Share Usage.**

(i) Each share of Stock issued or delivered pursuant to any Award (other than an Option or SAR) granted under the Plan shall, for purposes of Section 5(a), reduce the number of shares of Available Stock by four and forty-two one-hundredths (4.42) shares of Stock for each such share of Stock. Each share of Stock issued or delivered pursuant to any Option or SAR granted under the Plan shall, for purposes of Section 5(a), reduce the number of shares of Available Stock by one (1) share of Stock for each such share of Stock.

(ii) For purposes of this Section 5, if an Award (other than a Dividend Equivalent) is denominated in shares of Stock, the number of shares of Stock covered by such Award, or to which such Award relates (or in the case of Restricted Stock Units or Performance Shares, the maximum number of shares of Stock deliverable pursuant thereto), shall be counted on the date of grant of such Award against the aggregate number of shares of Available Stock.

(iii) For purposes of this Section 5, Dividend Equivalents denominated in shares of Stock, dividends on Restricted Stock receivable in shares of Stock and Awards not denominated, but potentially payable, in shares of Stock shall be counted against the aggregate number of shares of Available Stock in such amount (subject to Section 5(b)(i)) and at such time as the Dividend Equivalents, dividends and such Awards are settled in shares of Stock.

(iv) For purposes of this Section 5, notwithstanding any other provision of the Plan to the contrary, Awards that operate in tandem with (whether granted simultaneously with or at a different time from), or that are substituted for, other Awards or awards granted under the Prior Plans may only be counted once against the aggregate number of shares of Available Stock, and the Committee shall adopt procedures, as it deems appropriate, in order to avoid double counting.

(v) For purposes of this Section 5, notwithstanding any other provision of the Plan to the contrary (other than as provided in the following sentence and in the last sentence of Section 7), (i) any shares of Stock covered by or related to Awards or awards granted under the Prior Plans that terminate by expiration, forfeiture, cancellation, or otherwise without the issuance or delivery of such shares of Stock, are settled in cash in lieu of shares of Stock, or are exchanged with the Committee's permission, prior to the issuance of shares of Stock, for Awards not involving shares of Stock, shall be available again for delivery pursuant to the Plan and (ii) with respect to any Award described in Section 5(b)(ii) (other than an Option or SAR), upon exercise, settlement or payment thereof with shares of Stock in an amount less than the number of shares of Stock counted on the date of grant against the aggregate number of shares of Available Stock, a number of shares of Stock equal to such deficit shall be available again on the date of such exercise, settlement or payment for delivery pursuant to the Plan. Notwithstanding the foregoing, (x) shares of Stock that are delivered to or withheld by the Corporation to pay all or any portion of the exercise price or withholding taxes under Awards or awards granted under the Prior Plans shall not be made available again for delivery pursuant to the Plan, (y) shares of Stock that are repurchased by the Corporation with Option proceeds shall not be added back to the Available Stock and (z) there shall be no adjustment to the number of shares of Available Stock upon the exercise or settlement of SARs in whole or in part in shares of Stock, regardless of the number of shares of Stock issued or delivered in connection with such exercise or settlement, and the number of shares of Available Stock will be reduced by the number of shares of Stock covered by the SAR on the date the SAR was granted.

(vi) For purposes of this Section 5, any shares of Stock that are delivered by the Corporation, and any Awards that are granted by, or become obligations of, the Corporation, through the assumption by the Corporation or a Subsidiary of, or in substitution for, outstanding awards previously granted by an acquired company, shall not be counted against the aggregate number of shares of Available Stock.

c. **Individual Limits.** Subject to the adjustment provisions of Section 9:

(i) no single Participant (other than a Non-Employee Director) shall receive Awards, in any fiscal year of the Corporation, in the form of Options or SARs that would result in the number of shares of Stock that relate to Options, SARs and options to purchase Stock or stock appreciation rights under any other plan of the Corporation or a Subsidiary granted to such Participant during such fiscal year exceeding 900,000 shares;

(ii) no single Participant (other than a Non-Employee Director) shall receive Awards, in any fiscal year of the Corporation, in the form of Restricted Stock, Restricted Stock Units or Performance Shares that would result in the number of shares of Stock granted as Restricted Stock, deliverable in payment of Restricted Stock Units or Performance Shares granted and granted as restricted stock or deliverable in payment of restricted stock units or performance shares granted under any other plan or program of the Corporation or a Subsidiary to such Participant during such fiscal year exceeding 450,000 shares; and

(iii) the maximum amount of any cash or other compensation that may be paid to any single Non-Employee Director, together with the Fair Market Value as of the date of grant of any Stock-based Award granted to such Non-Employee Director under the Plan or any other Stock-based award granted to such Non-Employee Director under any other plan or program of the Corporation or a Subsidiary, in any fiscal year of the Corporation in respect of his or her service as a member of the Board of Directors during such fiscal year shall not exceed $750,000.

d. **Minimum Vesting Requirements.** Notwithstanding any other provision of the Plan to the contrary:

(i) no Option or SAR may be exercisable as to one-third of the shares of Stock underlying such Option or SAR before the first anniversary of the date the Option or SAR was granted, as to an additional one-third of the shares of Stock underlying such Option or SAR before the second anniversary of the date the Option or SAR was granted, and as to the balance of the shares of Stock underlying such Option or SAR before the third anniversary of the date the Option or SAR was granted, except, in each case, in the event of death, disability, retirement or a Change of Control;

(ii) in the case of an Award of Restricted Stock that is subject to restrictions that lapse solely over a specified period of time, no restrictions may lapse as to any portion of such Award before the first anniversary of the date such Award was granted, as to two-thirds of such Award before the second anniversary of the date such Award was granted, and as to one-third of such Award before the third anniversary of the date such Award was granted, except, in each case, in the event of death, disability, retirement or a Change of Control;

(iii) in the case of an Award of Restricted Stock Units that provides for payout based solely on the passage of a specified period of time, no payout of such Award may be made as to any portion of such Award before the first anniversary of the date such Award was granted, as to two-thirds of such Award before the second anniversary of the date such Award was granted, and as to one-third of such Award before the third anniversary of the date such Award was granted, except, in each case, in the

event of death, disability, retirement or a Change of Control; and

(iv) in the case of an Award of Performance Units or Performance Shares that provides for payout based solely on the achievement of one or more specific performance goals, no payout of such Award may be made as to any portion of such Award before the first anniversary of the date such Award was granted, except in the event of death, disability, retirement or a Change of Control;

provided, however, that up to 5% of the shares of Available Stock (as such number of shares of Available Stock may be increased pursuant to Section 5(b)) may be issued pursuant to Awards of Stock granted pursuant to Section 4(h) and Awards that do not satisfy the minimum vesting or other requirements in clauses (i) through (iv) above.

e. **Limitation on Awards of Stock.** In the case of Awards of Stock granted pursuant to Section 4(h), such Awards may not be granted except in the amounts permitted in the proviso at the end of Section 5(d).

f. **Source of Shares**. The Stock that may be delivered on grant, exercise or settlement of an Award under the Plan may consist, in whole or in part, of shares held in treasury or authorized but unissued shares. At all times the Corporation will reserve and keep available a sufficient number of shares of Stock to satisfy the requirements of all outstanding Awards made under the Plan.

SECTION 6: AWARD AGREEMENTS

Each Award under the Plan (other than Awards of Stock to Non-Employee Directors pursuant to Section 4(h)) shall be evidenced by an Award Agreement. Each Award Agreement shall set forth the terms and conditions applicable to the Award, including but not limited to (i) provisions for the time at which the Award becomes exercisable or otherwise vests; (ii) provisions for the treatment of the Award in the event of the termination of a Participant's status as an Employee; (iii) any special provisions applicable in the event of an occurrence of a Change of Control, as determined by the Committee consistent with the provisions of the Plan; and (iv) in the Committee's sole discretion, any additional provisions as may be necessary to (A) satisfy the requirements for exemption under Section 409A or (B) satisfy the requirements of Section 409A.

SECTION 7: AMENDMENT AND TERMINATION

The Board of Directors may at any time amend, suspend or terminate the Plan, in whole or in part; **provided, however,** that, without the approval of the shareowners of the Corporation, no such action shall (i) increase the number of shares of Available Stock as set forth in Section 5 (other than adjustments pursuant to Section 9), (ii) change the class of persons eligible to participate in the Plan, (iii) amend Section 5(d)(i) to allow for accelerated exercisability of Awards of Options or SARs described in such clause, (iv) amend Section 5(d)(ii) to allow for accelerated lapses of restrictions on Awards of Restricted Stock described in such clause, (v) amend Section 5(d)(iii) to allow for accelerated payouts of Awards of Restricted Stock Units described in such clause, (vi) amend Section 5(d)(iv) to allow for accelerated payouts of Awards of Performance Units or Performance Shares described in such clause, or (vii) materially increase the benefits accruing to Participants under the Plan, or otherwise be effective to the extent that such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan, including applicable requirements of the New York Stock Exchange; and **provided, further,** that, subject to Section 9, no such action shall impair the rights of any holder of an Award without the holder's consent. The Committee may, subject to the Plan, at any time alter or amend any or all Award Agreements to the extent permitted by applicable law; **provided, however,** that, subject to Section 9, (A) no such alteration or amendment shall impair the rights of any holder of an Award without the holder's consent and (B) without the approval of the shareowners of the Corporation, no such alteration or amendment shall accelerate (x) the exercisability of an Award of Options or SARs, (y) the lapse of restrictions on an Award of Restricted Stock or (z) the payout of an Award of Restricted Stock Units, Performance Units or Performance Shares, except, in each case described in this clause (B), in the event of death, disability, retirement or a Change of Control. Notwithstanding the foregoing, neither the Board of Directors nor the Committee shall (except pursuant to Section 9) amend the Plan or any Award Agreement to reprice any Option or SAR whose exercise price is above the then Fair Market Value of the Stock subject to the Award, whether by decreasing the exercise price, canceling the Award and granting a substitute Award, repurchasing the Award for cash, or otherwise.

SECTION 8: ADMINISTRATION

a. The Plan and all Awards shall be administered by the Committee.

b. Any member of the Committee who, at the time of any proposed grant of one or more Awards, is not a "Non-Employee Director" as defined in Rule 16b-3(b)(3)(i) under the Exchange Act shall abstain from and take no part in the Committee's action on the proposed grant.

c. The Committee shall have full and complete authority, in its sole and absolute discretion, (i) to exercise all of the powers granted to it under the Plan, (ii) to construe, interpret and implement the Plan and any related document, (iii) to prescribe, amend and rescind rules relating to the Plan, (iv) to make all determinations necessary or advisable in administering the Plan, and (v) to correct any defect, supply any omission and reconcile any inconsistency in the Plan. The actions and determinations of the Committee on all matters relating to the Plan and any Awards will be final and conclusive. The Committee's determinations under the Plan need not be uniform and may be made by it selectively among Employees, Prospective Employees or Non-Employee Directors who receive, or who are eligible to receive, Awards under the Plan, whether or not such persons are similarly situated.

d. The Committee and others to whom the Committee has delegated such duties shall keep a record of all their proceedings and actions and shall maintain all such books of

account, records and other data as shall be necessary for the proper administration of the Plan.

e. The Corporation shall pay all reasonable expenses of administering the Plan, including but not limited to the payment of professional fees.

f. It is the intent of the Corporation that the Plan and Awards hereunder satisfy, and be interpreted in a manner that satisfy: (i) in the case of Participants who are or may be Officers, the applicable requirements of Rule 16b-3 under the Exchange Act, so that such persons will be entitled to the benefits of Rule 16b-3, or other exemptive rules under Section 16 of the Exchange Act, and will not be subjected to avoidable liability under Section 16(b) of the Exchange Act; and (ii) either the requirements for exemption under Section 409A or the requirements of Section 409A. If any provision of the Plan or of any Award Agreement would otherwise frustrate or conflict with the intent expressed in this Section 8(f), that provision to the extent possible shall be interpreted and deemed amended so as to avoid such conflict. To the extent of any remaining irreconcilable conflict with such intent and to the extent legally permitted, such provision shall be deemed void as to the applicable Participant.

g. The Committee may appoint such accountants, counsel, and other experts as it deems necessary or desirable in connection with the administration of the Plan.

h. The Committee may delegate, and revoke the delegation of, all or any portion of its authority and powers under the Plan to the Chief Executive Officer of the Corporation, except that the Committee may not delegate any discretionary authority with respect to (i) Awards granted to the Chief Executive Officer of the Corporation, (ii) Awards granted to other Officers, (iii) Awards granted to Non-Employee Directors or (iv) substantive decisions or functions regarding the Plan or Awards to the extent inconsistent with the intent expressed in Section 8(f) or to the extent prohibited by applicable law.

SECTION 9: ADJUSTMENT PROVISIONS

a. In the event of any change in or affecting the outstanding shares of Stock by reason of a stock dividend or split, merger or consolidation (whether or not the Corporation is a surviving corporation), recapitalization, reorganization, combination or exchange of shares or other similar corporate changes or an extraordinary dividend in cash, securities or other property, the Board of Directors shall make such amendments to the Plan and outstanding Awards and Award Agreements and make such equitable and other adjustments and take such actions thereunder as are applicable under the circumstances. Such equitable adjustments as they relate to outstanding Awards shall be required to ensure that the intrinsic value of each outstanding Award immediately after any of the aforementioned events is equal to the intrinsic value of each outstanding Award immediately prior to any of such aforementioned events. Such amendments, adjustments and actions shall include, without limitation, as applicable, changes in the number of shares of Available Stock, the maximum number of shares of Stock that may be granted or delivered as or in payment of Awards to any single Participant pursuant to the Plan, including those that are then covered by outstanding Awards, the number of shares of Stock subject to outstanding Awards, the Option exercise price under outstanding Options and the SAR grant price under outstanding SARs, and accelerating the vesting of outstanding Awards.

b. The existence of the Plan and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Board of Directors or the shareowners of the Corporation to make or authorize any adjustment, recapitalization, reorganization or other change in its capital structure, any merger or consolidation of the Corporation, any issue of bonds, debentures, preferred or prior preference stock ahead of or affecting the Stock or the rights thereof, the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, any dividend of Stock, cash, securities or other property, or any other corporate act or proceeding.

SECTION 10: MISCELLANEOUS

a. **Change of Control.** Except as is necessary to satisfy the requirements for exemption under Section 409A or the requirements of Section 409A, in the case of all Awards (other than Awards granted to Non-Employee Directors), (i) if (A) a Change of Control occurs, (B) all such Awards that are outstanding are assumed or substituted with comparable awards by the successor corporation in such Change of Control or its parent corporation and (C) within two years of such Change of Control the Participant's employment is terminated (1) by reason of death or disability, (2) by the Participant for a Change of Control Good Reason or (3) by the Corporation other than for Cause or (ii) if (A) a Change of Control occurs and (B) all such Awards that are outstanding are not assumed or substituted with comparable awards by the successor corporation in such Change of Control or its parent corporation, all outstanding Options and SARs (and, in the case of clause (i), any substituted awards of options or stock appreciation rights) will become vested and exercisable; all restrictions on Restricted Stock (and, in the case of clause (i), any substituted awards of restricted stock) will lapse; all performance goals applicable to Awards (and, in the case of clause (i), any substituted awards) will be deemed achieved at levels determined by the Committee and all other terms and conditions met; all Performance Units, Restricted Stock Units and Performance Shares (and, in the case of clause (i), any substituted awards of performance units, restricted stock units or performance shares) will be paid out as promptly as practicable; and all other Awards (and, in the case of clause (i), any other substituted awards) will be delivered or paid.

Notwithstanding the foregoing, in the case of any Award that is subject to and not exempt from Section 409A, any payment of amounts or delivery of shares under such Awards will be paid promptly and in any event within ninety (90) days of such Change of Control in the case of clause (ii) above and within ninety (90) days of the Participant's Separation from Service in the case of clause (i) above.

b. **Nonassignability.** Except as otherwise provided by the Committee, no Award shall be assignable or transferable except by will or by the laws of descent and distribution; *provided, however,* that under no circumstances shall an Award be transferrable for value or consideration to the Participant.

c. **Clawback.** All Awards are subject to clawback, recoupment and/or recovery in accordance with the terms of (a) any agreement between the Participant, on the one hand, and the Corporation or a Subsidiary, on the other hand (including an Award Agreement), and (b) the Corporation's clawback, recoupment and/or recovery policies, in each case, in effect from time to time. The Committee may, as it determines necessary or appropriate, include such clawback, recoupment and/or recovery provisions in an Award Agreement.

d. **Other Payments or Awards.** Nothing contained in the Plan shall be deemed in any way to limit or restrict the Corporation or a Subsidiary from making any award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

e. **Payments to Other Persons.** If payments are legally required to be made to any person other than the person to whom any payment is provided to be made under the Plan, then payments shall be made accordingly; *provided, however,* to the extent that such payments would cause an Award to fail to satisfy the requirements for exemption under Section 409A or the requirements of Section 409A, the Committee may determine in its sole discretion not to make such payments in such manner. Any such payment shall be a complete discharge of the liability hereunder.

f. **Unfunded Plan.** The Plan shall be unfunded. No provision of the Plan or any Award Agreement shall require the Corporation or a Subsidiary, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Corporation or a Subsidiary maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Corporation or a Subsidiary, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees under generally applicable law.

g. **Limits of Liability.** Any liability of the Corporation or a Subsidiary to any Participant with respect to an Award shall be based solely upon contractual obligations created by the Plan and the Award Agreement related thereto. Neither the Corporation or its Subsidiaries, nor any member of the Board of Directors or of the Committee, nor any other person participating in any determination of any question under the Plan, or in the interpretation, administration or application of the Plan, shall have any liability to any party for any action taken, or not taken, in good faith under the Plan.

h. **Rights of Participants.** Status as an eligible Employee, Prospective Employee or Non-Employee Director shall not be construed as a commitment that any Award shall be made under the Plan to such eligible Employee, Prospective Employee or Non-Employee Director or to eligible Employees, Prospective Employees or Non-Employee Directors generally. Nothing contained in the Plan or in any Award Agreement shall confer upon any Employee or Prospective Employee any right to continue in the employ or other service of the Corporation or a Subsidiary or constitute any contract of employment or limit in any way the right of the Corporation or a Subsidiary to change such person's compensation or other benefits or to terminate the employment or other service of such person with or without cause. A transfer of an Employee from the Corporation to a Subsidiary, or vice versa, or from one Subsidiary to another, and a leave of absence, duly authorized by the Corporation, shall not be deemed a termination of employment or other service; ***provided, however,*** that, to the extent that Section 409A is applicable to an Award, Section 409A's definition of "separation from service", to the extent contradictory, may apply to determine when a Participant becomes entitled to a distribution upon termination of employment. Nothing contained in the Plan or in any Award Agreement shall confer upon any Non-Employee Director any right to continue as a member of the Board of Directors or in other service of the Corporation or a Subsidiary or to be associated in any other way with the Corporation or a Subsidiary.

i. **Rights as a Shareowner.** Except as set forth in the Plan or in the applicable Award Agreement for shares of Restricted Stock, a Participant shall have no dividend or other rights as a shareowner with respect to any Stock covered by an Award until the date the Participant becomes the holder of record thereof. Except as provided in Section 9, no adjustment shall be made for dividends or other rights, unless the Award Agreement specifically requires such adjustment.

j. **Withholding.** Applicable taxes, to the extent required by law, shall be withheld in respect of all Awards. A Participant may satisfy the withholding obligation by paying the amount of any taxes in cash or, with the approval of the Committee, shares of Stock may be delivered to the Corporation or deducted from the payment to satisfy the obligation in full or in part. The amount of the withholding and the number of shares of Stock to be delivered to the Corporation or deducted in satisfaction of the withholding requirement shall be determined by the Corporation with reference to the Fair Market Value of the Stock when the withholding is required to be made; ***provided, however,*** that the amount of withholding to be paid in respect of Options exercised through the cashless method in which shares of Stock for which the Options are exercised are immediately sold may be determined by reference to the price at which said shares are sold. The Corporation shall have no obligation to deliver any Stock pursuant to the grant or settlement of any Award until it has been reimbursed for all required withholding taxes.

k. **Section Headings.** The section headings contained herein are for the purpose of convenience only, and in the event of any conflict, the text of the Plan, rather than the section headings, shall control.

l. **Construction.** In interpreting the Plan, the masculine gender shall include the feminine, the neuter gender shall include the masculine or feminine, and the singular shall include the plural unless the context clearly indicates otherwise. Any reference to a statutory provision or a rule under a statute shall be deemed a reference to that provision or any successor provision unless the context clearly indicates otherwise.

m. **Invalidity.** If any term or provision contained herein or in any Award Agreement shall to any extent be invalid or unenforceable, such term or provision will be reformed so that it is valid, and such invalidity or unenforceability shall not affect any other provision or part thereof.

n. **Applicable Law.** The Plan, the Award Agreements and all actions taken hereunder or thereunder shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflict of law principles thereof.

o. **Compliance with Laws.** Notwithstanding anything contained in the Plan or in any Award Agreement to the contrary, the Corporation shall not be required to sell, issue or deliver shares of Stock hereunder or thereunder if the sale, issuance or delivery thereof would constitute a violation by the Participant or the Corporation of any provisions of any law or regulation of any governmental authority or any national securities exchange; and as a condition of any sale or issuance the Corporation may require such agreements or undertakings, if any, as the Corporation may deem necessary or advisable to assure compliance with any such law or regulation.

p. **Supplementary Plans.** The Committee or Chief Executive Officer of the Corporation may authorize supplementary plans applicable to Employees, Prospective Employees or Non-Employee Directors subject to the tax laws of one or more countries other than the United States and providing for the grant of Non-Qualified Stock Options, SARs, Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares to such Employees, Prospective Employees or Non-Employee Directors on terms and conditions, consistent with the Plan, determined by the Committee, which may differ from the terms and conditions of other Awards pursuant to the Plan for the purpose of complying with the conditions for qualification of Awards for favorable treatment under foreign tax laws. Notwithstanding any other provision hereof, Options granted under any supplementary plan shall include provisions that conform with Sections 4(a)(i)-(iii) and Section 5(d)(i); SARs granted under any supplementary plan shall include provisions that conform with Section 4(b) and Section 5(d)(i); Restricted Stock granted under any supplementary plan shall include provisions that conform with Section 4(c) and Section 5(d)(ii); Restricted Stock Units granted under any supplementary plan shall include provisions that conform with Section 4(d) and Section 5(d)(iii); Performance Units granted under any supplementary plan shall include provisions that conform with Section 4(e) and Section 5(d)(iv) and Performance Shares granted under any supplementary plan shall include provisions that conform with Section 4(f) and Section 5(d)(iv).

q. **Effective Date and Term.** The Plan was adopted by the Board of Directors on October 30, 2019 and will become effective upon approval by the Corporation's shareowners. The Plan shall remain in effect until all Awards under the Plan have been exercised or terminated under the terms of the Plan and applicable Award Agreements; ***provided, however,*** that Awards under the Plan may be granted only within ten (10) years after the effective date of the Plan.



ADMISSION TO THE 2020 ANNUAL MEETING

You will need an admission card (or other proof of stock ownership) and proper identification for admission to the Annual Meeting of Shareowners in **Milwaukee, Wisconsin on February 4, 2020**. If you plan to attend the Annual Meeting, please be sure to request an admittance card by:

- marking the appropriate box on the proxy card and mailing the card using the enclosed envelope;
- indicating your desire to attend the meeting through our internet voting procedure; or
- calling our Shareowner Relations line at **+1 (414) 382-8410**.

An admission card will be mailed to you if:

- your Rockwell Automation shares are registered in your name; or
- your Rockwell Automation shares are held in the name of a broker or other nominee and you provide written evidence of your stock ownership as of the **December 9, 2019** record date, such as a brokerage statement or letter from your broker.

Your admission card will serve as verification of your ownership.

Rockwell Automation